
08067648

NATURAL HEALTH TRENDS CORP.

2007

ANNUAL REPORT

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT

NATURAL HEALTH TRENDS CORP.
2050 DIPLOMAT DRIVE
DALLAS, TEXAS 75234

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 30, 2008

To the Stockholders of Natural Health Trends Corp.:

The 2008 annual meeting of stockholders of Natural Health Trends Corp. (the "Company") will be held on December 30, 2008 at 2050 Diplomat Drive, Dallas, Texas 75234 at 9:00 a.m. local time. At the meeting, the holders of the Company's outstanding common stock will act on the following matters:

- **Election of three (3) directors to the Board of Directors of the Company to serve until the next annual meeting of the Company's stockholders;**

- **Approval of the potential issuance of shares of Common Stock exceeding 19.99% of the number of shares outstanding on October 19, 2007, which shares of Common Stock underlie the variable rate convertible debentures and warrants issued in connection with a private placement financing, for the purpose of complying with applicable NASDAQ Marketplace Rules and the Securities Purchase Agreement dated October 19, 2007 relating to such private placement financing;**

- **Approval of the increase in the maximum aggregate number of shares of common stock available for issuance under the Natural Health Trends Corp. 2007 Equity Incentive Plan by 500,000 shares; and**

- **Ratification of the appointment of Lane Gorman Trubitt, L.L.P. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.**

All holders of record of shares of the Company's common stock at the close of business on November 12, 2008 are entitled to vote at the meeting and any postponements or adjournments of the meeting.

By Order Of The Board Of Directors,



November 25, 2008

Gary C. Wallace
Secretary

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED FORM OF PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE TO OUR TRANSFER AGENT. THIS PROXY STATEMENT AND PROXY CARD ARE BEING MAILED TO THE COMPANY'S STOCKHOLDERS ON OR ABOUT DECEMBER 2, 2008.

TABLE OF CONTENTS

NATURAL HEALTH TRENDS CORP.
2050 Diplomat Drive, Dallas, Texas 75234

PROXY STATEMENT

This proxy statement contains information related to the annual meeting of stockholders of Natural Health Trends Corp. ("the Company") to be held on December 30, 2008, beginning at 9:00 a.m., at the Company's executive offices, 2050 Diplomat Drive, Dallas, Texas 75234, and at any postponements or adjournments thereof. This proxy statement is being mailed to stockholders on or about December 2, 2008.

ABOUT THE MEETING

What is the purpose of the meeting?

At the annual meeting, stockholders will act upon the matters outlined in the Notice of Annual Meeting of Stockholders included with this proxy statement.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on November 12, 2008, the record date for the meeting, are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

What are the voting rights of the holders of the Company's common stock?

Each outstanding share of the Company's common stock will be entitled to one vote on each matter considered at the meeting. Cumulative voting in the election of directors is prohibited by the Company's certificate of incorporation.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the stock outstanding on the record date will constitute a quorum, permitting the stockholders to act upon the matters outlined in the Notice of Annual Meeting of Stockholders. As of the record date, 10,343,582 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of common stock representing at least 5,171,792 shares of common stock will be required to establish a quorum.

Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the meeting.

How do I vote?

If you complete and properly sign the accompanying form of proxy and return it to the Company, it will be voted as you direct. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy in person.

Can I revoke my proxy after I return it?

Proxies given by stockholders of record for use at the annual meeting may be revoked at any time prior to the exercise of the powers conferred. In addition to revocation in any other manner permitted by law, stockholders of record giving a proxy may revoke the proxy by an instrument in writing, executed by the stockholder or his attorney authorized in writing or, if the stockholder is a corporation, under its corporate seal, by an officer or attorney thereof duly authorized, and deposited either at the corporate headquarters of the Company at any time up to and including the last business day preceding the day of the annual meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the annual meeting on the day of the annual meeting or adjournment thereof, and upon either of such deposits the proxy is revoked.

What are the Board of Directors' recommendations?

Unless you give other instructions on your returned proxy, the persons named as proxy holders on the proxy will vote in accordance with the recommendations of the Board of Directors. The Board of Directors' recommendations are set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends a vote:

- *for* election of the nominated slate of Directors (see Item One);

- *for* the approval of the potential issuance of shares of common stock exceeding 19.99% of the number of shares outstanding on October 19, 2007, which shares of common stock underlie the variable rate convertible debentures and warrants issued in connection with a private placement financing, for the purpose of complying with applicable NASDAQ Marketplace Rules and the Securities Purchase Agreement dated October 19, 2007 relating to such private placement financing (see Item Two);

- *for* the approval of the increase in the maximum aggregate number of shares of common stock available for issuance under the Natural Health Trends Corp. 2007 Equity Incentive Plan (the "2007 Plan") by 500,000 shares (see Item Three); and

- *for* ratification of the appointment of Lane Gorman Trubitt, L.L.P. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008 (see Item Four).

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What vote is required to approve each item?

Election of Directors. The affirmative vote of a plurality of the votes cast at the meeting is required for the election of Directors. A properly executed proxy marked "Withhold Authority" with respect to the election of all Directors will not be voted with respect to the Directors, although it will be counted for purposes of determining whether there is a quorum.

Approval of the Potential Issuance of Common Stock Exceeding 19.99% of the Number of Shares Outstanding on October 19, 2007. The affirmative vote of the holders of a majority of the total votes cast on the matter at the meeting is required for the approval of the potential issuance of shares of common stock exceeding 19.99% of the number of shares outstanding on October 19, 2007, which shares of common stock underlie the variable rate convertible debentures and warrants issued in connection with a private placement financing, for the purpose of complying with applicable NASDAQ Marketplace Rules and the Securities Purchase Agreement dated October 19, 2007 relating to such private placement financing. Abstentions, withholds and non-votes will have no effect on the outcome of this proposal (Item Two).

Approval of the Increase in the Maximum Aggregate Number of Shares of Common Stock Available for Issuance under the 2007 Plan by 500,000 Shares. The affirmative vote of the holders of a majority of the total votes cast on the matter at the meeting will be required for the approval of the increase in the maximum aggregate number of shares of common stock available for issuance under the Natural Health Trends Corp. 2007 Equity Incentive Plan by 500,000 shares to a total of 2,050,000 shares. Abstentions, withholds and non-votes will have no effect on the outcome of this proposal (Item Three).

Ratification of Independent Registered Public Accounting Firm. For the ratification of the appointment of Lane Gorman Trubitt, L.L.P. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008 (Item Four), the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the item at the annual meeting will be required for approval. A properly executed proxy marked "Abstain" with respect to Item Four will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote for such Item.

Broker non-votes will count in determining if a quorum is present at the annual meeting. A broker non-vote occurs if a broker or other nominee attending the annual meeting in person or submitting a proxy does not have discretionary authority to vote on a particular item and has not received voting instructions with respect to that item.

What types of expenses will the Company incur?

The expense of preparing, printing and mailing this proxy statement and notice, exhibits and the proxies solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by officers and directors and regular employees of the Company, without additional remuneration, by personal interviews, telephone, telegraph or facsimile transmission. The Company may elect to engage a proxy solicitation firm to solicit stockholders to vote or grant a proxy with respect to the proposals contained in this proxy statement. The Company will request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock held of record and will provide reimbursements for the cost of forwarding the material in accordance with customary charges.

STOCK OWNERSHIP

Who are the owners of the Company's stock?

The following table shows the amount of the Company's common stock beneficially owned (unless otherwise indicated) as of November 12, 2008 by (i) each stockholder we know is the beneficial owner of more than 5% of the Company's common stock, (ii) each director or director nominee, (iii) each of the executive officers named in the Summary Compensation Table set forth under "Compensation of Named Executive Officers" and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and generally includes those persons who have voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of the Company's common stock beneficially owned by them.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[2]
Officers, Directors and Director Nominee (Current and Former):		
Chris T. Sharng	186,295 [3]	1.8%
Curtis E. Broome[5]	5,666	*
John F. Cavanaugh	328,945 [4]	3.1%
Stephanie S. Hayano[6] 220 Morsehill Road Millerton, NY 12546	–	*
Randall A. Mason	192,183 (7)	1.9%
Stefan W. Zuckut	48,563 (8)	*
George Broady	817,149 (9)	7.9%
Current Directors and Executive Officers as a Group (7 persons)	1,681,776(10)	16.1%
5% or More Stockholders:		
Big Rich International Ltd. 4010 Gloucester Tower, The Landmark 11 Pedder Street Central Hong Kong	941,171(11)	8.3%

* Indicates beneficial ownership of less than 1%

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Natural Health Trends Corp., 2050 Diplomat Drive, Dallas, Texas 75234.

(2) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of November 12, 2008 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person in accordance with Item 403 of Regulation S-K of the Securities Exchange Act of 1933 and Rules 13(d)-3 of the Securities Exchange Act, and based upon 10,343,582 shares of common stock outstanding (excluding treasury shares) as of November 12, 2008.

(3) Includes (i) 1,984 shares of common stock issuable upon the exercise of warrants held by Mr. Sharng and (ii) 110,520 shares of restricted stock subject to vesting. Mr. Sharng shares voting and investment power over 11,500 of the shares with his wife.

(4) Includes (i) 1,984 shares of common stock issuable upon the exercise of warrants held by Mr. Cavanaugh and (ii) 121,338 shares of restricted stock subject to vesting.

(5) Mr. Broome is a former executive officer of the Company.

(6) Ms. Hayano is a former director of the Company and the former Chief Executive Officer of the Company.

(7) Includes (i) 10,000 shares of common stock issuable upon the exercise of options held by Mr. Mason, (ii) 27,399 shares owned by Marden Rehabilitation Associates, Inc., an entity controlled by Mr. Mason, and (iii) 35,000 shares of restricted stock subject to vesting.

(8) Includes 39,376 shares of restricted stock subject to vesting.

(9) Includes 61,693 shares of common stock issuable upon the conversion of shares of the Company's Series A Convertible Preferred Stock and 61,693 shares of common stock issuable upon the exercise of warrants held by Mr. Broady.

(10) Includes (i) 65,661 shares that may be acquired upon the exercise of outstanding warrants that currently are exercisable by our directors and executive officers, (ii) 378,151 shares of restricted stock subject to vesting that are beneficially owned by our directors and executive officers, (iii) 15,000 shares of common stock issuable upon the exercise of options held by our directors and executive officers and (iv) 61,693 shares of common stock issuable upon the conversion of shares of the Company's Series A Convertible Preferred Stock. Does not include any shares held by Mr. Broome or Ms. Hayano because neither is any longer a director or an executive officer of the Company.

(11) Includes 941,171 shares of common stock issuable upon the exercise of warrants held by Big Rich International, Ltd., a limited partnership organized under the laws of the British Virgin Islands ("Big Rich"). Xiaoli Duan is the general partner of Big Rich and as such may be deemed to be the beneficial owner of such shares.

What is the status of Section 16(a) beneficial ownership reporting compliance?

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were satisfied, except that Mr. Zuckut filed a Form 3 late and Mr. Cavanaugh filed two Form 4s reporting four transactions late.

GOVERNANCE OF THE COMPANY

Who are the current members of the Board of Directors?

The members of the Board of Directors on the date of this proxy statement and the committees of the Board of Directors on which they currently serve are identified below.

Director	Age	Audit Committee	Compensation Committee	Nominating Committee
Randall A. Mason	49	M	M	–
Stefan Zuckut	47	C	C	C
George Broady	70	M	M	–

M = Member
C = Chair

Who is the Chairman of the Board of Directors?

Mr. Mason has served as Chairman of the Board of Directors since March 2006. The Chairman of the Board of Directors organizes the work of the Board of Directors and ensures that the Board of Directors has access to sufficient information to enable the Board of Directors to carry out its functions, including monitoring the Company's performance and the performance of management. In carrying out this role, the Chairman, among other things, presides over all meetings of the Board of Directors and stockholders, including executive sessions of the Board of Directors in which management directors and other members of management do not participate, establishes the annual agenda of the Board of Directors and agendas of each meeting in consultation with the President and oversees the distribution of information to directors.

Which directors are considered independent?

The Board of Directors has adopted the requirements in Nasdaq Marketplace Rule 4200(a)(15) as its standard in determining the "independence" of members of its Board of Directors. The Board of Directors has determined that each of the following individuals, who served as a director of the Company during all or a portion of 2007 or are otherwise nominated for election as a director, qualifies as an "independent director" under these standards:

Anthony B. Martino
Terrence M. Morris
Colin J. O'Brien
Sir Brian Wolfson
Randall A. Mason
Stefan W. Zuckut
George Broady

Messrs. Morris and O'Brien resigned as directors in February 2007, Sir Brian Wolfson passed away in May 2007, Mr. Zuckut was elected as a director in May 2007 and Mr. Martino resigned as a director in October 2007. On October 17, 2008, the Board of Directors appointed Mr. Broady to fill the vacancy on the Board created by the resignation of Mr. Martino. Messrs. Mason, Zuckut and Broady are the only current members of the Board of Directors of the Company, and each of them serves as a member of the Company's Audit Committee and Compensation Committee. Mr. Zuckut is currently the Chairman and only member of the Nominating Committee.

How often did the Board of Directors meet during fiscal 2007?

The Board of Directors met or acted by unanimous written consent a total of 23 times during the fiscal year ended December 31, 2007, and each director attended at least seventy-five percent (75%) of these meetings and the meetings of the committees of the Board of Directors on which such director served.

What is the role of the Board of Directors' committees?

The Board of Directors has standing Audit, Compensation and Nominating Committees.

Audit Committee. Mr. Zuckut serves as Chairman of the Audit Committee, and Messrs. Mason and Broady also serve as members of the Audit Committee. The Board of Directors has determined that each of Messrs. Zuckut, Mason and Broady is independent and satisfies the other criteria set forth in the Nasdaq Marketplace Rules for service on the Audit Committee. Finally, the Board of Directors has determined that Mr. Zuckut meets the SEC criteria of an "audit committee financial expert" and that Mr. Mason meets the requirements of Nasdaq Marketplace Rule 4350 relating to financial oversight responsibility. In 2007, the Audit Committee met seven times.

The functions of the Audit Committee are set forth in the Audit Committee Charter as approved by the Board of Directors and as posted on our website at www.naturalhealthtrendscorp.com. In general, these responsibilities include meeting with the internal financial staff of the Company and the independent registered public accounting firm engaged by the Company to review (i) the scope and findings of the annual audit, (ii) quarterly financial statements, (iii) accounting policies and procedures and (iv) the internal controls employed by the Company.

The Audit Committee is also directly and solely responsible for the appointment, retention, compensation, oversight and termination of the Company's independent registered public accounting firm. In addition, the Audit Committee will also function as the Company's Qualified Legal Compliance Committee (the "QLCC"). The purpose of a QLCC is to receive, retain and investigate reports made directly, or otherwise made known, of evidence of material violations of any United States federal or state law, including any breach of fiduciary duty by the Company, its officers, directors, employees or agents, and if the QLCC believes appropriate, to recommend courses of action to the Company.

The Audit Committee's findings and recommendations are reported to management and the Board of Directors for appropriate action.

Compensation Committee. The Compensation Committee operates pursuant to a charter approved by the Board of Directors, a copy of which is posted on our website at www.naturalhealthtrendscorp.com. The members of our Compensation Committee are Randall A. Mason, Stefan Zuckut and George Broady, with Mr. Zuckut serving as Chairman of the Compensation Committee. Each of the members of the Compensation Committee qualifies as an "independent director" within the meaning of the Nasdaq Marketplace Rules. The Compensation Committee is charged with responsibility to oversee our compensation policies and programs, including developing compensation, providing oversight of the implementation of the policies, and specifically addressing the compensation of our executive officers and directors, including the negotiation of employment agreements with executive officers. The Compensation Committee is not authorized to delegate to another body or person any of its responsibilities, although it may seek compensation-related input from the Company's management, consultants and other third parties. The Compensation Committee met five times in 2007.

For example, in 2005 management conducted studies of peer companies, with an emphasis towards determining whether the named executive officers received an appropriate amount of cash and equity compensation. The conclusions of this study were updated and presented to the Compensation Committee, which in 2006 retained Sibson Consulting, a division of the Segal Company ("Sibson"), to conduct a compensation survey and provide recommendations with respect to the compensation of the Company proposed new CEO and also that of our executive officers generally. Sibson has not performed any other work, other than continuing compensation consulting which ended in 2007, for the Company. The data presented by management and by Sibson was reviewed for general comparative purposes to confirm that our compensation levels are not substantially different from norms of companies that are considered our peers, and informed the Compensation Committee's judgment regarding appropriate compensation levels. However, no specific benchmarks from the data were considered dispositive or were used as the basis of a formulaic determination.

Nominating Committee. The Nominating Committee operates pursuant to a charter approved by our Board of Directors, a copy of which is posted on our website at www.naturalhealthtrendscorp.com. The sole member of the Nominating Committee is Mr. Zuckut, who is considered independent for purposes of the Nasdaq Marketplace Rules. The Nominating Committee considers and makes recommendations to the Board of Directors with respect to the size and composition of the Board of Directors and identifies potential candidates to serve as directors. The Nominating Committee identifies candidates to the Board of Directors by introduction from management, members of the Board of Directors, employees or other sources and stockholders that satisfy the Company's policy regarding stockholder recommended candidates. The Nominating Committee does not evaluate director candidates recommended by stockholders differently than director candidates recommended by other sources. The Nominating Committee met two times during 2007.

Stockholders wishing to submit recommendations for the 2009 annual meeting should write to the General Counsel c/o Natural Health Trends Corp., 2050 Diplomat Drive, Dallas, Texas 75234. Any such stockholder must meet and evidence the minimum eligibility requirements specified in Exchange Act Rule 14a-8 and submit, within the same timeframe for submitting a stockholder proposal required by Rule 14a-8: (i) evidence in accordance with Rule 14a-8 of compliance with the stockholder eligibility requirements, (ii) the written consent of the candidate(s) for nomination as a director, (iii) a resume or other written statement of the qualifications of the candidate(s) for nomination as a director, and (iv) all information regarding the candidate(s) and the submitting stockholder that would be required to be disclosed in a proxy statement filed with the SEC if the candidate(s) were nominated for election to the Board of Directors.

In considering Board of Directors candidates, the Nominating Committee takes into consideration the Company's Board Candidate Guidelines (as set forth in the charter of the Nominating Committee), the Company's policy regarding stockholder recommended director candidates, as set forth above, and all other factors that they deem appropriate, including, but not limited to, the individual's character, education, experience, knowledge and skills.

To date, the Nominating Committee has not received a candidate recommendation from any stockholder (or group of stockholders) that beneficially owns more than five percent of the Company's common stock.

How are directors compensated?

Employee directors do not receive compensation for their services as directors. Information with respect to the compensation of the non-employee members of our Board of Directors is set forth below under the caption "Director Compensation."

How do stockholders communicate with the Board of Directors?

Stockholders or other interested parties wishing to communicate with the Board of Directors, the independent directors as a group, or any individual director may do so in writing by sending an e-mail to the attention of Randall A. Mason, Chairman of the Board of Directors, at chairman@nhtglobal.com. Accounting controls and other financial matters will be referred to our Audit Committee chairperson. Other matters will be referred to the Board of Directors, the independent directors, or individual directors as appropriate, provided that advertisements, solicitations for periodical or other subscriptions, and similar communications generally are not forwarded. None of the three then serving members of the Board of Directors attended the Company's 2007 annual meeting of stockholders.

Does the Company have a Code of Ethics?

The Company has a Code of Business Conduct and a Code of Ethics for Senior Financial Officers (collectively, the "Codes") that apply to our employees, officers (including our principal executive officer and principal financial officer) and directors. The Codes are intended to establish standards necessary to deter wrongdoing and to promote compliance with applicable governmental laws, rules and regulations and honest and ethical conduct. The Codes cover all areas of professional conduct, including conflicts of interest, fair dealing, financial reporting and disclosure, protection of Company assets and confidentiality. Employees have an obligation to promptly report any known or suspected violation of the Codes without fear of retaliation. Waiver of any provision of the Codes for executive officers and directors may only be granted by the Board of Directors or one of its committees and any such waiver or modification of the Codes relating to such individuals will be disclosed by the Company.

Certain Relationships and Related Transactions—What related person transactions involved directors, executive officers or significant stockholders?

On March 21, 2007, the Company entered into a temporary week-to-week agreement with Mr. Terry LaCore, who was then a stockholder owning more than 5% of the Company's outstanding common stock, to administer certain distributor positions at the top of the Company's distribution network "tree" and commissions accrued and payable to those positions for periods beginning on and after February 12, 2007. Under the temporary agreement, Mr. LaCore was expected to provide certain master distributor services and provide leadership and support to the Company's other distributors, all of whom are "down-lines" of the positions temporarily administered by Mr. LaCore. In return, the Company agreed to pay the commissions generated by these positions under the Company's distributor compensation plan to Mr. LaCore, who in turn agreed to pay some or all of the commissions to other distributors' downlines. The amount of gross commissions paid to Mr. LaCore for temporary administration of these positions during 2007 was $741,000. The Company terminated the week-to-week agreement with Mr. LaCore on October 26, 2007.

On May 4, 2007, the Company consummated a private equity placement generating gross proceeds of approximately $3.0 million. The May 2007 financing consisted of the sale of 1,759,307 shares of the Company's Series A convertible preferred stock and the sale of warrants evidencing the right to purchase 1,759,307 shares of the Company's common stock. Mr. George Broady participated as an investor in this financing, purchasing 76,400 shares of the Company's Series A convertible preferred stock and warrants evidencing the right to purchase 76,400 shares of the Company's common stock for an aggregate purchase price of $130,000. Mr. Broady was subsequently elected as a director of the Company on October 17, 2008.

EXECUTIVE OFFICERS

Certain information concerning executive officers of the Company is set forth below:

Name	Age	Position(s) with the Company
Chris Sharng	44	President
Timothy S. Davidson	37	Chief Financial Officer and Senior Vice President
Gary C. Wallace	51	General Counsel, Chief Ethics and Compliance Officer and Secretary

Chris Sharng. Mr. Sharng has served as President of the Company since February 2007. He previously served as Executive Vice President and Chief Financial Officer of the Company from August 2004 to February 2007, although Mr. Sharng also performed the functions of the principal executive officer of the Company from April 2006 to August 2006. From March 2006 to August 2006, Mr. Sharng also served as a member of the Company's Executive Management Committee, which was charged with managing the Company's day-to-day operations while a search was conducted for a new chief executive officer for the Company. From March 2004 through July 2004, Mr. Sharng was the Chief Financial Officer of NorthPole Limited, a privately held Hong Kong-based manufacturer and distributor of outdoor recreational equipment. From October 2000 through February 2004, Mr. Sharng was the Senior Vice President and Chief Financial Officer of Ultrak Inc., which changed its name to American Building Control Inc. in 2002, a Texas-based, publicly traded company listed on NASDAQ that designed and manufactured security systems and products. From March 1989 through July 2000, Mr. Sharng worked at Mattel, Inc., most recently as the Vice President of International Finance. Mr. Sharng has an MBA from Columbia University and received his bachelor degree from National Taiwan University.

Timothy S. Davidson. Mr. Davidson has served as the Company's Chief Financial Officer and Senior Vice President since February 2007. He previously served as the Company's Chief Accounting Officer from September 2004 to February 2007. From February 2000 to February 2001, Mr. Davidson was Manager of Financial Reporting for a Dallas-based telecommunications company, IP Communications, Inc. From March 2001 to September 2004, Mr. Davidson was Corporate Controller for another telecommunications company, Celion Networks, Inc., located in Richardson, Texas. From December 1994 through January 2000, Mr. Davidson was employed by Arthur Andersen, LLP, most recently as an Audit Manager. Mr. Davidson has a master degree in professional accounting from the University of Texas at Austin and received his bachelor degree from Texas A&M University at Commerce.

Gary C. Wallace. Mr. Wallace has served as the Company's General Counsel, Chief Ethics and Compliance Officer and Secretary since January 2006. Prior to that, Mr. Wallace was a shareholder in the Dallas, Texas law firm of de la Garza & Wallace, PC since March 2001. Mr. Wallace has practiced business and corporate law in Dallas, Texas since 1982. Mr. Wallace received his law degree and bachelor degree from the University of Texas at Austin.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report of the Audit Committee by reference therein.

We have reviewed and discussed the consolidated financial statements of the Company set forth at Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 with management of the Company and Lane Gorman Trubitt, L.L.P. ("Lane Gorman").

We have discussed with Lane Gorman the matters to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," Statement on Auditing Standards No. 99, "Consideration of Fraud in a Financial Statement Audit," and Securities and Exchange Commission rules regarding auditor independence.

We have received the written disclosures and the letter from Lane Gorman required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and have also discussed with Lane Gorman that firm's independence. The Audit Committee has concluded that Lane Gorman's services provided to the Company are compatible with Lane Gorman's independence.

Based on our review and discussions with management of the Company and Lane Gorman referred to above, we recommended to the Board of Directors that the consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's consolidated financial statements are complete and accurate and in accordance with generally accepted accounting principles; that is the responsibility of management and the Company's independent registered public accounting firm. In giving its recommendation to the Board of Directors, the Audit Committee has relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the reports of the Company's independent registered public accounting firm with respect to such financial statements.

Members of the Audit Committee of the Board of Directors

Stefan Zuckut (Chairman)
Randall A. Mason

George Broady joined the Company's Audit Committee on October 17, 2008, subsequent to the filing of our Form 10-K for the year ended December 31, 2008, and he is not therefore a signatory to the foregoing Report of the Audit Committee.

COMPENSATION OF NAMED EXECUTIVE OFFICERS AND DIRECTORS

Summary Named Executive Officer Compensation Information

The following table provides information concerning the compensation for the years ended December 31, 2006 and 2007, for our principal executive officer, our former principal executive officer and the two other most highly compensated executive officers during 2007 (collectively, the "named executive officers"):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Chris T. Sharng, President	2006	$250,000	$ –	$ –	$139,427	$9,900[3]	$399,327
	2007	250,000	–	193,792	–	10,125[3]	453,917
Curtis E. Broome, former Worldwide President of NHT Global	2006	250,000	50,000	–	85,895	112,000[7]	497,895
	2007	250,000	–	64,295	–	161,507[7]	475,802
John F. Cavanaugh, President of MarketVision	2006	193,462	89,200	–	17,025	9,900[3]	309,587
	2007	211,032	–	67,533	–	9,496[3]	280,061
Stephanie S. Hayano, former Chief Executive Officer and President	2006	126,923	92,500[4]	–	37,804[5]	41,448[6]	298,675
	2007	49,482	–	–	–	271,716[6]	321,198

(1) The amounts appearing in the Stock Awards column represent the SFAS No. 123(R) compensation expense, prior to any estimated forfeitures, recognized during fiscal 2007 for stock awards granted and for stock options exchanged for stock awards during fiscal 2007. See Note 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, and "—Named Executive Officer Compensation Arrangements" below.

(2) The amounts appearing in the Option Awards column represent the SFAS No. 123(R) compensation expense, prior to any estimated forfeitures, recognized during fiscal 2006. See Note 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, and "—Named Executive Officer Compensation Arrangements" below.

(3) Represents employer matching contributions under the Company's defined contribution plan.

(4) Includes a $30,000 signing bonus and a $62,500 guaranteed bonus for fiscal 2006.

(5) Ms. Hayano's employment with us terminated before any of these options vested, so they were all forfeited.

(6) Includes a housing allowance of $27,500 and personal travel expenses of $13,948 during fiscal 2006, and severance payments of $253,846, a housing allowance of $5,000 and vacation compensation of $12,870 during fiscal 2007.

(7) Includes an annual housing and living allowance equal to $112,000 per annum. Year 2007 also includes $31,507 for unused vacation through December 31, 2007, $12,179 for tax preparation services and $5821 for relocation expenses.

The following table summarizes all outstanding equity awards held by our named executive officers as of December 31, 2007:

Outstanding Equity Awards at December 31, 2007

Name	Stock Awards	
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Chris T. Sharng	107,033[2]	$129,510
	30,000[3]	36,300
Curtis E. Broome	–	–
John F. Cavanaugh	140,758[2]	170,317
	20,000[3]	24,200
Stephanie S. Hayano	–	–

(1) Market value is computed by multiplying the closing market price of the Company's stock as of December 31, 2007 of $1.21 per share by the number of shares of stock that have not vested.

(2) One-twelfth of the shares will vest quarterly on March 15, June 15, September 15, and December 15 of each year through March 15, 2010.

(3) Two-twelfths of the shares will vest on June 15, 2008, and one-twelfth of the shares will vest quarterly on March 15, June 15, September 15, and December 15 of each year thereafter through December 15, 2010.

Named Executive Officer Compensation Arrangements

Chris T. Sharng. We entered into an employment agreement with Mr. Sharng as our Executive Vice President and Chief Financial Officer in August 2004. The agreement provided for the payment to Mr. Sharng of a base salary of $250,000 in 2006. We entered into a new employment agreement with Mr. Sharng on April 23, 2007, which provides for a base salary of $250,000 in 2007. The base salary for Mr. Sharng is subject to a minimum 3% annual increase each January 1st. Mr. Sharng is also entitled to participate in our annual incentive plan, equity incentive plan and other standard U.S. employee benefit programs.

Curtis E. Broome. We entered into an employment letter agreement with Mr. Broome on July 18, 2006. The agreement provided for the payment to Mr. Broome of an annual base salary of $250,000 for 2006. The agreement also provided for the payment to Mr. Broome of a signing bonus of $50,000 and an annual housing and living allowance equal to $80,000 per annum (as Mr. Broome was based in Hong Kong), and entitled Mr. Broome to participate in our standard benefits program available to our United States employees. His annual housing and living allowance was subsequently increased to $112,000, effective as of January 1, 2006. These compensation terms were included in a new employment agreement that we entered into with Mr. Broome in April 2007. His employment was terminated on December 31, 2007.

John F. Cavanaugh. In connection with our acquisition of MarketVision Communications Corporation ("MarketVision") in March 2004, we entered into an employment agreement with Mr. Cavanaugh for a term of three years providing for an annual salary of $193,000. On December 8, 2006, we, MarketVision and Mr. Cavanaugh entered into a new employment agreement that replaced and superseded the previous agreement in its entirety. The new agreement has a three year term and provides that Mr. Cavanaugh will continue to serve as President of MarketVision. The employment agreement provides Mr. Cavanaugh with a retention bonus of $89,200 along with an annual salary of $205,000 through December 31, 2006. Commencing on January 1, 2007 and on each January 1st thereafter during the term of the agreement, Mr. Cavanaugh's salary will increase by 3% if his performance is satisfactory. Mr. Cavanaugh is also entitled to participate in our annual incentive plan, equity incentive plan and other standard U.S. employee benefit programs.

Stephanie S. Hayano. Under our original agreement with Ms. Hayano, we agreed to pay Ms. Hayano an annual base salary of $300,000 plus an annual bonus equal to 50% of her base salary if certain of our annual performance goals are achieved. For fiscal 2006, the Compensation Committee agreed to pay Ms. Hayano a guaranteed cash bonus equal to $62,500 and a signing bonus equal to $30,000. In addition, we agreed to pay a temporary living allowance equal to $5,000 per month through January 31, 2007, or until she relocated to the Dallas metropolitan area, whichever is sooner. Ms. Hayano was also granted options to purchase 150,000 shares of our common stock at an exercise price of $2.79 per share. The options were to vest in equal annual installments over a three year period commencing on July 31, 2007 and expire on July 31, 2011. Because of Ms. Hayano's severance from the Company, these options never vested. Effective February 21, 2007, Ms. Hayano resigned as our President and Chief Executive Officer and as a member of our Board of Directors. In exchange for a general release of all claims against us, we agreed to (a) continue to pay Ms. Hayano's salary for a period of 12 months, less any amounts paid, due or promised to her as compensation from third parties during that period and pay her health insurance premiums in the amount of $8,627, (b) pay her the $62,500 guaranteed cash bonus for fiscal year 2006 due to her under the employment agreement with us, and (c) give her a release of claims arising from or related to facts within the knowledge of our Board of Directors, executive management, or general counsel.

Stock Option Grants. On June 24, 2004, the Company granted 34,124 stock options to Mr. Sharng. On October 31, 2005, the Company granted 15,000 and 12,500 stock options to Messrs. Sharng and Broome, respectively, and on November 25, 2005, the Company granted 12,500, 25,000 and 7,500 stock options to Messrs. Sharng, Broome and Cavanaugh, respectively. Additionally, on November 17, 2006, the Company granted 28,000 stock options to Mr. Broome. Except for the grant to Mr. Broome on November 17, 2006, each of these grants was cancelled in exchange for shares of restricted stock in June 2007. The grant to Mr. Broome on November 17, 2006, was forfeited when Mr. Broome's employment terminated as of December 31, 2007.

2007 Restricted Stock Grants. On April 21, 2007, the Company awarded 111,900, 84,400 and 99,400 shares of restricted stock to Messrs. Sharng, Broome and Cavanaugh, respectively, and on December 31, 2007, the Company awarded 30,000 and 20,000 shares of restricted stock to Messrs. Sharng and Cavanaugh, respectively, under the Company's 2007 Equity Incentive Plan. The awards of restricted stock vest quarterly on a pro rata basis over a three-year period. 63,301 shares of the restricted stock awarded to Mr. Broome were forfeited when Mr. Broome's employment terminated as of December 31, 2007.

2007 Exchange of Restricted Stock for Stock Options. On May 25, 2007, the Company filed a Schedule TO with the Securities and Exchange Commission offering eligible option holders the opportunity to exchange outstanding stock options with an exercise price greater than $9.00 per share, which were originally granted under the Company's 2002 Stock Option Plan, for shares of restricted stock that would be awarded under the 2007 Equity Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of restricted stock awards that the Company offered in exchange for each eligible stock option was determined by an exchange ratio established for that specific stock option. The exchange ratio was determined based on a number of factors, including the value of outstanding eligible stock options based on the Black-Scholes option pricing model. The aggregate value of the restricted stock awards that were offered was roughly comparable to the aggregate Black-Scholes value of the eligible options surrendered for exchange. The offering period expired on June 25, 2007, and pursuant to the Offer to Exchange, the Company accepted for cancellation stock options to purchase an aggregate of 499,124 shares of common stock in exchange for 197,896 shares of restricted stock. Messrs. Sharng, Broome and Cavanaugh surrendered 61,624, 37,500 and 261,080 options, respectively, and received 30,812, 18,750 and 88,277 shares of restricted stock, respectively, pursuant to the Offer to Exchange. All restricted stock awards issued in exchange for eligible stock options vest quarterly on a pro rata basis over a three-year period. 14,062 shares of restricted stock awarded to Mr. Broome were forfeited when Mr. Broome's employment terminated as of December 31, 2007.

Severance and Post-Termination Payment Arrangements

We have entered into employment agreements with each of our named executive officers. Under certain of these agreements, we are required to provide compensation to these officers in the event of the termination of the executive's employment. Details for each named executive officer are set forth below.

Chris T. Sharng. Our current employment agreement with Mr. Sharng that was entered into on April 23, 2007 provides that if Mr. Sharng's employment with us is terminated voluntarily by him for "good reason" that has not been cured by us within 30 days of such notice, or is terminated by us without cause, other than in connection with a change of control, then Mr. Sharng will be entitled to the continuation of the payment of his salary, plus health and medical insurance coverage, for a period of up to one year following the termination date, or until the earlier date upon which he becomes engaged in any "competitive activity" or breaches the terms of his Non-Competition Agreement with us.

If Mr. Sharng's employment with us is terminated by us without cause during the period commencing on the date that is 30 days prior to a change of control through and including a date that is 18 months following the change of control, he is entitled to the continuation of the payment of his salary, plus health and medical insurance coverage for a period of up to two years, plus health and medical insurance coverage for the same two year period following the termination date. This payment is due in a lump sum 30 days after the termination date.

In order to be entitled to receive the severance amount in either of the above scenarios, Mr. Sharng must execute a full general release of all claims against us and our affiliates.

A "change of control" is defined as: (i) When any "person" as defined in Section 3(a)(9) of the Securities and Exchange Act of 1934, as amended, and as used in Section 13(d) and 14(d) thereof including a "group" as defined in Section 13(d) of the Exchange Act, but excluding the Company or any subsidiary or any affiliate of the Company or any employee benefit plan sponsored or maintained by the Company or any subsidiary of the Company (including any trustee of such plan acting as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities; or (ii) when, during any period of 24 consecutive months, the individuals who, at the beginning of such period constituted the Board of Directors (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof, provided, however, that a director who was not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24 month period) or through the operation of this provision; or (iii) the occurrence of a transaction requiring stockholder approval under applicable state law for the acquisition of the Company by an entity other than the Company or a subsidiary or an affiliated company of the Company through purchase of assets, or by merger, or otherwise; provided however, that none of the foregoing shall constitute a change of control if such transaction, event or occurrence is approved by, or consented to, by Mr. Sharng.

Mr. Sharng will be subject to a covenant not to compete for six months following his termination and thereafter as long as his severance payments continue (other than severance in connection with a change of control).

Curtis E. Broome. Our employment agreement with Mr. Broome that was entered into on April 23, 2007, contains the same severance, change of control, and non-competition provisions as those set out in our agreement with Mr. Sharng dated April 23, 2007. In addition to the severance benefits to which to Mr. Broome is entitled under the terms of his employment agreement, in connection with the termination of Mr. Broome's employment as of December 31, 2007, the Company paid the estimated cost of relocating his household items back to Dallas, Texas from Hong Kong.

John F. Cavanaugh. Our employment agreement with Mr. Cavanaugh provides that if his employment with us is terminated without "cause" or terminated voluntarily by him for "good reason," he is entitled to the continuation of the payment of his salary, plus health and medical insurance coverage for a period of up to two years following the termination date, or until the earlier date upon which he becomes engaged in any "competitive activity" or breaches the terms of his Non-Competition Agreement with us.

If Mr. Cavanaugh's employment with us is terminated by us without cause or by him for "good reason" during the period commencing on the date that is 30 days prior to a change of control through and including the date that is 18 months following a change of control, he is entitled to the continuation of the payment of his salary, plus health and medical insurance coverage for a period of up to three years following the termination date, or until the earlier date upon which he becomes engaged in any competitive activity or breaches the terms of his Non-Competition Agreement with us.

Stephanie S. Hayano. Under our employment agreement with Ms. Hayano, if she had relocated permanently to Dallas, she would have been entitled to certain severance payments. If she had relocated and her employment with us were terminated without "cause" or terminated voluntarily by her for "good reason," she would have been entitled to the continuation of the payment of her salary, plus health and medical insurance coverage for a period of up to two years following the termination date, or until the earlier date upon which she became engaged in any "competitive activity" or breached the terms of her Non-Competition Agreement with us. Ms. Hayano did not relocate to Dallas, so she was not entitled to any severance payments under the terms of her original employment agreement.

If Ms. Hayano had relocated to the Dallas area, and her employment with us had been terminated without "cause" or by her for "good reason" during the period commencing on the date that is 30 days prior to a change of control through and including the date that is 18 months following a change of control, she would have been entitled to the continuation of the payment of her salary, plus health and medical insurance coverage for a period of up to three years following the termination date, or until the earlier date upon which she became engaged in any "competitive activity" or breached the terms of her Non-Competition Agreement with us. Ms. Hayano did not relocate to Dallas, so she was not entitled to any change of control payments under the terms of her original employment agreement.

For a description of the payments we made to Ms. Hayano upon the actual termination of her employment, please see "— Named Executive Officer Compensation Arrangements."

Director Compensation

Each non-employee member of our Board of Directors receives a cash retainer, plus the reimbursement of their respective out-of-pocket expenses incurred in connection with the performance of their duties as directors, and a discretionary restricted stock award. A cash retainer was paid in 2007 to each director monthly, with each of Messrs. Martino, Morris, O'Brien and Zuckut receiving a monthly retainer of $3,333, Sir Brian Wolfson receiving a monthly retainer of $4,167 and Mr. Mason receiving a monthly retainer of $5,333. Messrs. Martino and Zuckut received an additional payment of $2,000 per month for services rendered as Chairman of the Audit Committee. Mr. Morris also received an additional payment of $3,333 per month under a consulting engagement to assist with general business matters in 2007 following his resignation as a director.

On April 21, 2007, the Company awarded 37,500, 30,000 and 30,000 shares of restricted stock to Messrs. Mason, Martino, and Wolfson, respectively. These restricted stock awards vested immediately on the date of grant. In addition, in connection with the election of Mr. Zuckut to the Board of Directors on May 23, 2007, the Company awarded 8,750 shares of restricted stock to Mr. Zuckut, which vest quarterly on a pro rata basis over a three-year period. On December 31, 2007, the Company awarded 30,000 shares of restricted stock to each of Messrs. Mason and Zuckut, of which 2/12 vest on June 15, 2008, and 1/12 vest quarterly thereafter.

On July 23, 2007, the Company accepted for cancellation from Messrs. Mason and Martino stock options to purchase 67,500 and 7,500 shares of common stock, respectively, in exchange for 44,184 and 3,750 shares of restricted stock, respectively, issued under the Company's 2007 Equity Incentive Plan. These restricted stock awards issued in exchange for eligible stock options vested immediately upon issuance. The number of restricted stock awards that the Company offered in exchange for each eligible stock option was determined by an exchange ratio established for that specific stock option. The exchange ratio for options that had an exercise price greater than $10.00 per share was determined based on a number of factors, including the value of outstanding eligible stock options based on the Black-Scholes option pricing model. For these options, which were issued under the Company's 2002 Stock Option Plan, the aggregate value of the restricted stock awards that were offered is roughly comparable to the aggregate Black-Scholes value of the eligible options surrendered for exchange. For options that had an exercise price of $2.00 per share or less (which were granted in 2002 before the adoption of the 2002 Stock Option Plan), the exchange ratio was determined by multiplying the number of shares for which the options could be exercised by the difference between the closing price per share on the last trading day preceding the exchange and the exercise price per share of the options, and then dividing that product by the closing price per share on the last trading day preceding the exchange.

The following table shows the 2007 compensation earned by each non-employee member of the Company's Board of Directors:

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[5]	All Other Compensation	Total ($)
Anthony B. Martino[1]	$48,000	$63,600	$ –	$111,600
Randall A. Mason	64,000	85,501	–	149,501
Terrence M. Morris[2]	6,667	–	29,997[6]	36,664
Colin J. O'Brien[2]	6,667	–	–	6,667
Sir Brian Wolfson[3]	18,011	63,600	–	81,611
Stefan W. Zuckut[4]	28,194	5,965	–	34,159

(1) Mr. Martino resigned as a director in October 2007.
(2) Messrs. Morris and O'Brien resigned as directors in February 2007.
(3) Sir Brian Wolfson passed away in May 2007.
(4) Mr. Zuckut was elected as a director in May 2007.
(5) The amounts appearing in the Stock Awards column represent the SFAS No. 123(R) compensation expense, prior to any estimated forfeitures, recognized during fiscal 2007 for stock awards granted and for stock options exchanged for stock awards during fiscal 2007. See Note 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.
(6) Represents consulting fees paid to Mr. Morris for consulting services performed following his resignation as a director.

ITEM ONE

ELECTION OF DIRECTORS

Under the Company's bylaws, the number of directors shall not be less than three nor more than eleven, with the exact number fixed from time to time by action of the stockholders or of the directors. Officers are elected annually by and serve at the discretion of the Board of Directors.

The Company's Board of Directors presently consists of three directors whose terms expire at the annual meeting. The Nomination Committee has recommended to the Board of Directors the nomination of these three current directors.

Biographical summaries of the three persons who have been nominated to stand for election at the annual meeting are provided below for your information. The Board of Directors recommends that these persons be elected at the annual meeting to serve until the next annual meeting of stockholders. Proxies will be voted for the election of the three nominees listed below as directors of the Company unless otherwise specified on the proxy. A plurality of the votes cast by holders of Common Stock present in person or represented by proxy at the annual meeting will be necessary to elect the directors listed below. If, for any reason, any of the nominees shall be unable or unwilling to serve, the proxies will be voted for a substitute nominee who will be designated by the Board of Directors at the annual meeting. Stockholders may withhold authority from voting for one or more nominees by marking the appropriate boxes on the enclosed proxy card. Withheld votes shall be counted separately and shall be used for purposes of calculating whether a quorum is present at the meeting.

Biographical Summaries of Nominees for the Board of Directors

Randall A. Mason. Mr. Mason has been a director of the Company since May 2003 and has served as Chairman of the Board of Directors since March 2006. Mr. Mason founded and has served as Chief Executive Officer of Marden Rehabilitation Associates, Inc. since 1989. Marden Rehabilitation Associates, Inc. is a private, Midwest U.S. ancillary provider of rehabilitative therapy services and home healthcare. Mr. Mason has a bachelor degree in chemical engineering from the University of Pittsburgh.

Stefan W. Zuckut. Mr. Zuckut has served as a director of the Company since May 2007. Mr. Zuckut has since November 2005 served as Vice President, Corporate Development with Blade Network Technologies, Inc., a computer networking company. He was a partner of Top Sight Capital, a hedge fund, from January 2005 to May 2005, and served as an analyst for Bowman Capital, a hedge fund, from July 2003 to December 2004. From October 1999 to April 2003, he served as Manager, Corporate Development, for Agilent Technologies, Inc., which provides electronic and chemical measurement solutions to various industries. Prior to that, he worked in various professional positions at Atlantic Richfield Co., Mattel Inc. and McKinsey & Co. Mr. Zuckut has a Ph.D. degree from the University of Cologne, a master in business administration degree ("MBA") from University of Chicago and a master degree in science from the Darmstadt Institute of Technology in Germany.

George Broady. Mr. Broady has served as a director of the Company since October 2008. He has been active in business for more than 40 years, and he is currently the principal owner and chairman of several privately held companies in the fields of telecommunications, enterprise software applications for time & attendance and security access control. Previously, he founded Network Security Corporation, Interactive Technologies Inc. and Ultrak Inc., and brought each of them public on The NASDAQ Stock Market. He was chairman of all three organizations and CEO of both Network Security and Ultrak. All three companies were involved in electronic security, including CCTV and access control. Earlier in his career, Mr. Broady was an investment analyst with both a private investment firm, Campbell Henderson & Co., and with the First National Bank in Dallas. Mr. Broady served twice in the U.S Army and holds a Bachelor of Science degree from Iowa State University.

The Board of Directors recommends that stockholders vote "FOR" each of the persons nominated by the Board of Directors. Unless otherwise instructed or unless authority to vote is withheld, the enclosed proxy will be voted FOR the election of the above listed nominees and AGAINST any other nominees.

ITEM TWO

APPROVAL OF THE POTENTIAL ISSUANCE OF SHARES OF COMMON STOCK EXCEEDING 19.99% OF THE COMMON STOCK OUTSTANDING ON OCTOBER 19, 2007, WHICH SHARES OF COMMON STOCK UNDERLIE CERTAIN DEBENTURES AND WARRANTS

Private Placement

On October 19, 2007, we entered into a Securities Purchase Agreement ("Securities Purchase Agreement") with certain institutional investors (the "Investors") pursuant to which the Investors provided to us an aggregate of approximately $3,740,000 in financing in a private placement ("Private Placement") of variable rate convertible Debentures ("Debentures") having an aggregate face amount of $4,250,000, seven-year warrants to purchase 1,495,952 shares of our common stock, and one-year warrants to purchase 1,495,952 shares of our common stock. In connection with such Private Placement, Dawson James Securities, Inc. ("Dawson James") acted as our placement agent, to whom we paid a cash fee and issued five-year warrants to purchase 149,600 shares of our common stock (such five-year warrants, together with the seven-year warrants and one-year warrants issued in the Private Placement, are herein referred to as the "Warrants"). Other than their five-year term, the terms of the Warrants issued to Dawson James are identical to those issued in the Private Placement.

The Company's common stock is traded on The NASDAQ Capital Market under the symbol "BHIP." Consequently, the Company is subject to the NASDAQ Marketplace Rules (the "Marketplace Rules"). Although the issuance of the Debentures and Warrants did not require stockholder approval under Delaware law, the Company's certificate of incorporation or bylaws, or the Marketplace Rules, Marketplace Rule 4350(i)(1)(D) requires NASDAQ-listed issuers to obtain stockholder approval prior to any issuance or potential issuance of securities representing 20% or more of the outstanding common stock or voting power of the issuer (on an as-converted or as-exercised basis) under certain circumstances.

The following is a summary of the material provisions of the Securities Purchase Agreement, the Debentures and the Warrants. These summaries are not complete and are qualified in their entirety by reference to the full text of such documents, each of which is attached as an exhibit to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 22, 2007. Readers should review those agreements for a complete understanding of the terms and conditions associated with the Private Placement.

Securities Purchase Agreement

As noted above, the Securities Purchase Agreement provided for the issuance and sale to the Investors of the Debentures and the Warrants for an aggregate purchase price of approximately $3,740,000. Other significant provisions of the Securities Purchase Agreement include, among others:

- until the one year anniversary of the closing of the sale of the Debentures, we will offer to the Investors the opportunity to participate in any subsequent securities offerings we make (up to 100% of such offerings), subject to certain exceptions for, among other things, strategic investments;

- until such time as none of the Investors holds any of the Debentures or Warrants, we are prohibited from effecting or entering into an agreement to effect any financing involving (a) the issuance or sale of common stock or equivalent securities with an effective price or number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based upon trading prices of or quotations for shares of common stock, the market for the common stock, or our business or (b) any agreement to sell securities at a future determined price;

- until the earlier of the date that stockholder approval is obtained or the Debentures and Warrants are no longer outstanding, neither we nor any of our subsidiaries may issue common stock or equivalent securities at an effective price that is less than $3.52;

- until March 17, 2009, we shall not undertake a reverse or forward stock split or reclassification of the common stock without the prior written consent of the Investors holding a majority in principal amount outstanding of the Debentures; and
- our agreement to seek stockholder approval of the issuance of all of the shares of common stock underlying the Debentures and Warrants no later than the date of our 2008 annual stockholder meeting.

Debentures

The Debentures have an aggregate principal amount of $4,250,000, and they are convertible by their holders into shares of our common stock at a conversion price of $2.50. This conversion price is subject to adjustment under certain circumstances, including without limitation, stock splits, stock dividends, rights offerings, and the issuance of shares of common stock or common stock equivalents at a price less than the conversion price.

After one year, we can force conversion of the Debentures at the conversion price if the daily volume weighted average price ("VWAP") of the common stock for each of the 20 trading days prior to the forced conversion date exceeds $7.50 per share, subject to adjustment, provided that a registration statement covering the stock is then effective and certain trading volume requirements and other conditions are met.

The Debentures bear interest at the greater of (i) LIBOR plus 4% and (ii) 10% per annum. Interest is payable quarterly beginning on January 1, 2008. 50% of the original principal amount of the Debentures is payable in 12 equal monthly installments beginning on November 1, 2008, and the balance is payable on October 19, 2009, unless extended by the holders of the Debentures to October 19, 2012 (the extended maturity date). Payments of principal and interest may be made in cash or, at our option if certain conditions are met, in shares of registered common stock.

If interest is paid in shares of common stock, the conversion price per share will be set at 90% of the VWAP for the 20 consecutive trading days immediately prior to the applicable payment date or, if less, the average of the VWAPs for the 20 consecutive trading days immediately prior to the date the applicable shares are issued and delivered if such delivery is after the payment date.

If principal is paid in shares of common stock during a specified period immediately prior to the extended maturity date, the conversion price shall be equal to 90% of the average of the VWAPs for the 20 consecutive trading days ending on the trading day that is immediately prior to the applicable payment date.

The Debentures contain certain limitations on optional and mandatory conversion and payment in shares of common stock, including that, absent stockholder approval, (a) we may not issue shares of common stock in payment of interest on the Debentures that, when aggregated with prior issuances of shares in payment of principal or interest (excluding payments of principal and interest with shares not in excess of the number of shares issuable at the conversion price) exceed 5% of our outstanding shares on the trading day immediately preceding the date of the Securities Purchase Agreement and (b) we may not issue shares of common stock upon conversion of or payment of interest or liquidated damages on the Debentures that, in the aggregate, exceed 19.99% of our outstanding shares on the trading day immediately preceding the date of Securities Purchase Agreement. Moreover, neither we nor the holders may effect any conversion of a Debenture to the extent that it would result in the holder and its affiliates owning more than 4.99% of our outstanding common stock, unless this limitation is increased or decreased by the holder (increased up to a maximum of 9.99%) of our outstanding common stock upon not less than 61 days prior notice.

We may, under certain circumstances, redeem the Debentures for cash equal to 115% of the aggregate outstanding principal amount plus any accrued and unpaid interest.

The Debentures contain certain negative covenants that, among other things, for so long as any Debentures remain outstanding, prohibit us and our subsidiaries from incurring indebtedness for borrowed money, creating or suffering liens other than certain permitted liens, amending charter documents to materially adversely harm the Debenture holders, repurchasing shares of our common stock (with certain exceptions), repaying certain indebtedness before its due date, paying cash dividends on stock other than our Series A Convertible Preferred Stock, and entering into certain transactions with affiliates.

Events of default under the Debentures include, among others, payment defaults not timely cured, failure to perform other covenants not timely cured, cross-defaults not timely cured having a material adverse effect on us, representations or warranties are untrue when made, certain bankruptcy-type events involving us or any significant subsidiary, acceleration of more than $150,000 in indebtedness for borrowed money or under a long-term leasing or factoring agreement, our common stock is no longer listed on an eligible market, we are subject to certain changes in control or sell or dispose of more than 40% of our assets a single or series of related transactions, a registration statement covering the shares of common stock underlying the Debentures and Warrants is not declared effective for more than 270 days after the closing of the Private Placement, the effectiveness of such registration statement lapses beyond a specified period, failure to timely deliver certificates for converted shares, and a judgment in excess of $250,000 against us, any subsidiary or our respective assets that is not timely vacated, bonded or stayed. Upon an event of default, the holders may elect to require us to repurchase all or any portion of the outstanding principal amount of the Debentures for a purchase price equal to 115% of such outstanding principal amount, plus all accrued but unpaid interest.

We intend, and have a reasonable basis to believe, that we will have the financial ability to make all payments provided for in the Debentures as they come due.

Warrants

We issued in the Private Placement Warrants to purchase 1,495,952 shares of our common stock having a seven-year term and Warrants to purchase 1,495,952 shares of our common stock having a one-year term, each with an exercise period beginning six months and one day after their respective issuance. We also issued to Dawson James, our placement agent in the Private Placement, Warrants to purchase 149,600 shares of our common stock having a five-year term and with an exercise period beginning six months and one day after their issuance. All of the Warrants have an exercise price of $3.52 per share and otherwise have identical terms.

The exercise price and the number of shares underlying the Warrants are subject to adjustment for stock dividends and splits, combinations, and reclassifications, certain rights offerings and distributions to common stockholders, and mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the exercise price and number of shares underlying both types of Warrants are subject to anti-dilution adjustments from time to time if we issue our common stock or equivalent securities at below the exercise price for the Warrants; provided that the exercise price cannot be adjusted lower than $3.52 prior to stockholder approval.

If, at any time after the earlier of October 19, 2008 and the completion of the then applicable holding period under Rule 144, we are required to have effective a registration statement for the shares of common stock underlying Warrants but no such registration statement is effective, the Warrants may be exercised by means of a cashless exercise.

Registration Rights Agreement

We and the Investors also entered into a registration rights agreement pursuant to which we agreed to file an initial registration statement with the Commission on or prior to November 18, 2007 and to use our best efforts to have such Registration Statement declared effective with the Commission within 120 calendar days of the date of the registration rights agreement (or 150 days in the event of a full review by the Commission). We satisfied this requirement, but because all of the shares of common stock underlying the Debentures and Warrants issued in the Private Placement could not be included in such registration statement (the "Registration Statement"), under certain circumstances we are required to timely file subsequent registration statements or otherwise include such shares in other registration statements on a piggy-back basis. If such registration statements are not timely filed or declared effective, we are required to pay the Investors a cash fee of 2% per month of the purchase price paid with respect to the unregistered shares of common stock until one year after the closing of the Private Placement, and 1% per month thereafter for the following 12-month period.

Dollar Value of Common Stock Underlying Debentures

The total dollar value of the shares of common stock underlying the Debentures that we registered for resale (using the number of underlying shares of common stock that we registered for resale pursuant to the Registration Statement and the market price per share for those shares of common stock on October 19, 2007) is as follows:

Shares of common stock underlying Debentures registered for resale:	1,700,000
Closing market price per share of common stock on October 19, 2007:	$ 3.60
Dollar value of underlying shares of common stock:	$ 6,120,000

Payments Made in Connection with Private Placement

The following table discloses the dollar amount of each payment (including the value of any payments to be made in common stock) relating to the Private Placement that we have made or may be required to make to any Investor, any affiliate of an Investor, or any person with whom any Investor has a contractual relationship regarding the Private Placement (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). The net proceeds to the Company from the sale of the Debentures and the total possible payments to all Investors and any of their affiliates in the first year following the sale of the Debentures are also provided.

Payee	Type of Payment	Amount of Payment
Payments Made to Investors' Contracting Parties		
Feldman Weinstein & Smith LLP	Cash	$ 50,000[1]
Possible Future Payments to Investors and their Affiliates		
Debenture holders (Interest)	Cash	$ 403,750[2]
Debenture holders (Liquidated Damages)	Cash	$ 598,381[3]
Total possible payments to Investors and related parties in first year:		**$ 1,052,131**
Minimum net proceeds from Private Placement: [4]		**$ 2,687,749**

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(1) Feldman Weinstein & Smith LLP served as counsel to one of the Investors in connection with the Private Placement.

(2) This represents the total interest payable under the terms of the Debentures during the first year following the sale of the Debentures, based upon an assumed annual interest rate of 10%. The actual annual interest applicable to the Debentures is the greater of (i) 10% or (ii) LIBOR for the applicable period plus 4%. This amount does not include any late fees that we could be required to pay if payments of interest are not made in a timely manner.

(3) This represents the maximum amount of liquidated damages that we could have been required to pay to the Investors if the Registration Statement had not been declared effective on or prior to March 17, 2008 (150 days after the sale of the Debentures). This amount does not include any interest that we could have been required to pay if payments of liquidated damages were not made in a timely manner.

(4) Based on the total gross proceeds from the sale of the Debentures, less the total possible payments to all Investors, their affiliates and their contracting parties in the first year following the sale of the Debentures as set forth in this table.

Potential Profits from Conversion of Debentures

The following table shows the total possible profit that the Investors could realize as a result of both the conversion discount for the shares of common stock underlying the Debentures and the purchase price discount to the face value of such Debentures issued in the Private Placement.

Investor	Market Price per Share of Common Stock on Date of Sale	Conversion Price[1]	Total Possible Shares Underlying Debentures	Combined Market Price of Shares Underlying Debentures	Combined Conversion Price of Shares Underlying Debentures	Purchase Price Discount to Face Value of Debentures	Total Possible Discount
Rockmore Investment Master Fund Ltd.	$ 3.60	$ 2.50	400,000	$ 1,440,000	$ 1,000,000	$ 120,028	$ 560,028
Iroquois Master Fund Ltd.	$ 3.60	$ 2.50	400,000	$ 1,440,000	$ 1,000,000	$ 120,028	$ 560,028
Portside Growth and Opportunity Fund	$ 3.60	$ 2.50	200,000	$ 720,000	$ 500,000	$ 60,014	$ 280,014
Hudson Bay Fund LP	$ 3.60	$ 2.50	172,000	$ 619,200	$ 430,000	$ 51,613	$ 240,813
Hudson Bay Overseas Fund LTD	$ 3.60	$ 2.50	228,000	$ 820,800	$ 570,000	$ 68,416	$ 319,216
Gemini Master Fund, Ltd.	$ 3.60	$ 2.50	100,000	$ 360,000	$ 250,000	$ 30,007	$ 140,007
Cranshire Capital, L.P.	$ 3.60	$ 2.50	200,000	$ 720,000	$ 500,000	$ 60,014	$ 280,014
Total			**1,700,000**	**$ 6,120,000**	**$ 4,250,000**	**$ 510,120**	**$ 2,380,120**

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(1) The conversion price of the Debentures is subject to adjustment under certain circumstances, including without limitation, stock splits, stock dividends, rights offerings, and the issuance of shares of common stock or common stock equivalents at a price less than the conversion price. We have agreed not to issue any shares of our common stock or common stock equivalents at a purchase price below $3.52 per share (subject to adjustment for stock splits, dividends and the like) without prior stockholder approval. The conversion price is not subject to adjustment based solely on fluctuations in the market price of our common stock.

Potential Profits from Exercise of Warrants

The following table shows the total possible profit that the Investors could realize as a result of the exercise discounts for shares of common stock underlying both the one-year Warrants representing the right to purchase 1,495,952 shares of our common stock, and the seven-year Warrants representing the right to purchase an additional 1,495,952 shares of our common stock, which Warrants were issued as part of the Private Placement.

Investor	Market Price per Share of Common Stock on Date of Sale	Exercise Price*	Total Possible Shares Underlying Warrants	Combined Market Price of Shares Underlying Warrants	Combined Exercise Price of Shares Underlying Warrants	Total Possible Discount to Market Price
Rockmore Investment Master Fund Ltd.	$ 3.60	$ 3.52	703,978	$ 2,534,321	$ 2,478,003	$ 56,318
Iroquois Master Fund Ltd.	$ 3.60	$ 3.52	703,978	$ 2,534,321	$ 2,478,003	$ 56,318
Portside Growth and Opportunity Fund	$ 3.60	$ 3.52	351,988	$ 1,267,157	$ 1,238,998	$ 28,159
Hudson Bay Fund LP	$ 3.60	$ 3.52	302,710	$ 1,089,756	$ 1,065,539	$ 24,217
Hudson Bay Overseas Fund LTD	$ 3.60	$ 3.52	401,268	$ 1,444,565	$ 1,412,463	$ 32,102
Gemini Master Fund, Ltd.	$ 3.60	$ 3.52	175,994	$ 633,578	$ 619,499	$ 14,079
Cranshire Capital, L.P.	$ 3.60	$ 3.52	351,988	$ 1,267,157	$ 1,238,998	$ 28,159
Total			**2,991,904**	**$ 10,770,855**	**$ 10,531,503**	**$ 239,352**

* The exercise price of the Warrants is subject to adjustment under certain circumstances, including without limitation, stock splits, stock dividends, rights offerings, and the issuance of shares of common stock or common stock equivalents at a price less than the exercise price. We have agreed not to issue any shares of our common stock or common stock equivalents at a purchase price below $3.52 per share (subject to adjustment for stock splits, dividends and the like) without prior stockholder approval. The exercise price is not subject to adjustment based solely on fluctuations in the market price of our common stock.

Comparison of Company Net Proceeds to Potential Investor Profit from Private Placement

Proceeds from Private Placement:	
Gross Proceeds from Private Placement	$ 3,739,880
Less payments made or required to be made to Investors and related parties[1]	$ (1,052,131)
Resulting net proceeds	$ 2,687,749
Combined total possible discount	
Debentures[2]	$ 2,380,120
Warrants[2]	$ 239,352
Total	$ 2,619,472
(Payments made or required to be made to Investors + combined total possible discount)/Net proceeds from Private Placement:	136.6%
Percentage averaged over term of the Debentures (2 years)	68.3%

(1) Please see the table and related footnote disclosure set forth above under the caption "-Payments Made in Connection with Private Placement" for further explanation and certain assumptions made in determining this amount.

(2) Please see the tables and related footnote disclosure set forth above under the captions "-Potential Profits from Conversion of Debentures" and "-Potential Profits from Exercise of Warrants" for further explanation and certain assumptions made in determining these amounts.

NASDAQ Stockholder Approval Requirements

The Company's common stock is traded on The NASDAQ Capital Market under the symbol "BHIP." Consequently, the Company is subject to the NASDAQ Marketplace Rules, including Marketplace Rule 4350(i)(1)(D). This rule requires NASDAQ-listed issuers to obtain stockholder approval prior to any issuance or potential issuance of securities representing 20% or more of the outstanding common stock or voting power of the issuer (on an as-converted or as-exercised basis) before such issuance for a price less than the greater of the book or market value of the issuer's common stock. For purposes of Rule 4350(i)(1)(D), (i) the outstanding common stock or voting power of the issuer is determined as of a date the issuer enters into a binding agreement with respect to such issuance or potential issuance and (ii) the market value of the issuer's common stock is deemed to be the closing bid price of the issuer's common stock immediately prior to entering into such binding agreement.

Marketplace Rule 4350(i)(1)(D) is applicable to the Private Placement because of some terms and provisions contained within the Debentures and Warrants. The closing bid price per share of the common stock on the date the Private Placement was closed was $3.52, which price was greater than the then book value of the common stock. The conversion price of the Debentures is lower than such closing bid price per share of the common stock, and although the exercise price of the Warrants is equal to such closing bid price, both the conversion price of the Debentures and the exercise price of the Warrants are subject to anti-dilution adjustment provisions that could reduce the effective conversion prices or exercise prices of the Debentures and Warrants, respectively. The aggregate number of shares of common stock issuable upon conversion of the Debentures at a conversion price of $2.50 and upon exercise of the Warrants is 4,841,504 (without any adjustment to the related conversion prices or exercise prices and without regard to certain current restrictions on conversion or exercise of the Debentures and Warrants), which represents 48.0% of the number of outstanding shares of the Company's common stock on October 19, 2007. Furthermore, the Company could also be deemed to issue its common stock at less than market value in violation of Marketplace Rule 4350(i)(1)(D) if the Company issues common stock in the future in payment of principal or interest or liquidated damages under the Debentures, as permitted by the Debentures. In light of the foregoing, as a result of the Private Placement the Company could potentially issue shares of common stock representing greater than 20% of the Company's outstanding common stock and voting power for a price less than the greater of book or market value of the common stock. Accordingly, in order to comply with Marketplace Rule 4350(i)(1)(D), the Company must obtain stockholder approval before issuing shares of common stock underlying the Debentures or Warrants in excess of 19.99% of the common stock outstanding on October 19, 2007.

To comply with Marketplace Rule 4350(i)(1)(D), the Company agreed in the Securities Purchase Agreement that it would hold a meeting of stockholders no later than the date of its 2008 annual meeting for the purpose of obtaining stockholder approval authorizing the issuance of shares in excess of 19.99% of the number of shares of common stock outstanding on October 19, 2007. The Debentures and Warrants provide that if the Company has not obtained stockholder approval authorizing the issuance of shares in excess of 19.99% of the number of shares of common stock outstanding on October 19, 2007, then the Company may not issue an aggregate amount of shares in excess of 19.99% under the Debentures and Warrants.

Effect of Stockholder Approval of Item Two

If the stockholders approve this Item Two, then (i) the Company shall have obtained stockholder approval in satisfaction of Marketplace Rule 4350(i)(1)(D); and (ii) the Company's stockholders shall have authorized the potential issuance under the Debentures and Warrants of shares of common stock in excess of 19.99% of the number of shares of common stock outstanding on October 19, 2007.

Conversion of the Debentures benefits the Company and its stockholders because, to the extent the outstanding principal amount of the Debentures is converted into shares of common stock, the Company is no longer obligated to pay the principal or related interest otherwise due thereon, and the Company's outstanding debt and interest expense will be reduced. In addition, under some circumstances the Company is entitled under the terms of the Debentures to effect the payment of interest and liquidated damages due thereunder in shares of common stock rather than cash. Exercise of the Warrants may also benefit the Company and its stockholders because, unless the Warrant holders are eligible and elect to effect a cashless exercise of the Warrants, upon such exercise the Company will receive the exercise price per share of common stock issued. If the Warrants are exercised in full at the initial exercise price, then the exercise proceeds to the Company would be approximately $11.1 million. Even if the stockholders approve this Item Two, the decision to convert the Debentures or to exercise the Warrants will remain with the holders thereof, and such holders may determine not to convert the Debentures or exercise the Warrants for any reason.

The 4,841,504 shares of common stock issuable upon conversion of the Debentures at a conversion price of $2.50 and exercise of the Warrants (without regard to additional shares which may become issuable due to certain adjustments) represent approximately 46.8% of the shares of common stock outstanding as of the record date for this annual meeting and, assuming such shares of common stock are issued, represent a significant dilution of the interests of existing stockholders. The issuance of shares of common stock pursuant to the Debentures and the Warrants will also have a dilutive effect on earnings per share and may adversely affect the market price of the common stock.

In addition, if the Company sells or otherwise disposes of shares of common stock or common stock equivalents, the conversion price of the Debentures and exercise price of the Warrants would be adjusted downward if the price of the securities issued in such transaction is less than the current conversion price of the Debentures or exercise price of the Warrants, respectively. In such event, the issuance of common stock upon a future conversion of the Debentures or exercise of the Warrants could potentially result in additional dilution to the interests of the Company's existing stockholders.

The issuance of shares of common stock in connection with the Private Placement could have an anti-takeover effect because such issuance would make it more difficult for, or discourage an attempt by, a party to obtain control of the Company by tender offer or other means. The issuance of common stock upon conversion of the Debentures or exercise of the Warrants will increase the number of shares entitled to vote, increase the number of votes required to approve a change of control of the Company, and dilute the interest of a party attempting to obtain control of the Company. Item Two is not part of a plan by the Board of Directors to adopt a series of anti-takeover measures. The Board of Directors does not have any current knowledge of any effort by any person to accumulate the Company's securities or obtain control of the Company by any means.

Effect of Failure to Obtain Stockholder Approval of Item Two

If the stockholders do not approve this Item Two, then the Debentures and Warrants would remain outstanding. However, the Company could not issue shares of common stock in connection with the conversion of the Debentures or the payment of principal, interest or liquidated damages thereunder, in excess of 2,014,862 shares of common stock (19.99% of the number of shares of common stock outstanding on October 19, 2007). The Company is entitled to redeem the Debentures for shares of common stock and, under some circumstances, force the conversion of the Debentures, so this limitation on the number of shares that can be issued could restrict the Company's ability to effect such redemptions or a forced conversion. Also, if the stockholders do not approve this Item Two, then we may not issue shares of common stock in payment of interest on the Debentures that, when aggregated with prior issuances of shares in payment of principal or interest (excluding share payments of principal and interest not in excess of the number issuable at the conversion price), would exceed 503,967 shares of common stock (five percent (5%) of our outstanding shares of common stock on October 19, 2007). In addition, under the terms of the Securities Purchase Agreement, neither we nor any of our subsidiaries may sell to a third party shares of common stock or equivalent securities at an effective price that is less than $3.52 per share, unless and until the earlier of the date that stockholder approval is obtained or the Debentures and Warrants held by the Investors are no longer outstanding.

As a consequence of the foregoing, until stockholder approval is obtained, the Company's ability to redeem the Debentures for shares of common stock or to force a conversion of the Debentures could be restricted because the related redemption or conversion ratio could require the issuance of more shares of common stock than would be permitted. In addition, the Company's ability to make payments of interest on the Debentures utilizing shares of common stock rather than cash will be limited. Having to effect all or part of a Debenture redemption in cash, or to make interest payments on the Debentures in cash where it would otherwise be better for the Company to satisfy these obligations with the delivery of shares of common stock, could leave the Company with limited working capital to operate its business. Further, until stockholder approval is obtained, the company's inability to sell shares of common stock or equivalent securities at an effective price per share of less than $3.52 could severely limit the

Company's equity financing options and therefore its ability to obtain adequate working capital to operate its business. Any lack of necessary working capital funds resulting from the payment of principal or interest on the Debentures in cash, or the Company's inability to raise equity financing could negatively impact the Company's future results of operations and financial condition.

If this Item Two is not approved, any amount of the Debentures that the Company is unable to redeem or to force a conversion, or the Investors are unable to convert, in excess of the 19.99% threshold will remain a cash liability due and payable in accordance with the terms of the Debentures. In that event, the Company may be required to raise additional funds in order to meet this obligation. The Company may not be able to raise sufficient funds at that time, and, even if the Company is able to raise sufficient funds, the terms of such financing may not be favorable to the Company. If the Company is unable to obtain such financing, the Company may not be able to repay its obligations under the Debentures, which would result in a default under the terms of the Debentures.

Furthermore, if Item Two is not approved by the stockholders at the annual meeting, the Company is required under the terms of the Securities Purchase Agreement to seek approval of the proposal set forth in this Item Two at each subsequent stockholders meeting until this proposal is approved or the Debentures are no longer outstanding.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote "FOR" the approval of the potential issuance of common stock exceeding 19.99% of the common stock outstanding on October 19, 2007, which shares of common stock underlie the Debentures and Warrants. Proxies solicited by the Board will be voted FOR this proposal unless instructions to the contrary are given.

ITEM THREE

APPROVAL OF THE INCREASE IN THE MAXIMUM AGGREGATE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE 2007 PLAN BY 500,000 SHARES

Overview

The 2007 Plan was approved by the Compensation Committee of the Company's Board of Directors on August 18, 2006 and by the stockholders of the Company on November 17, 2006. On November 13, 2008, the Compensation Committee of the Company's Board of Directors approved, subject to stockholder approval, the increase in the maximum aggregate number of shares of common stock available for issuance under the 2007 Plan by 500,000 shares, from 1,550,000 shares to 2,050,000 shares. At that time, the Compensation Committee also approved an amendment to the 2007 Plan to eliminate the dedication of 155,000 shares under the 2007 Plan exclusively to the grant of incentive stock options, making such shares available for any type of award under the 2007 Plan.

There are currently 1,403,353 shares of common stock underlying outstanding stock options and restricted stock grants under the 2007 Plan, and 146,647 shares remain available for grant under the 2007 Plan. The limited number of remaining available shares under the 2007 Plan restricts the Company's ability to (a) provide incentive compensation to its employees, (b) attract new employees, (c) provide incentive compensation to its directors, and (d) provide compensation to its consultants and advisors. It is anticipated that the additional 500,000 shares proposed to be authorized under the 2007 Plan, together with the shares remaining, will enable the Company to provide sufficient grants of awards for the foreseeable future.

The Company is seeking stockholder approval for this increase in order to continue to provide incentive compensation to eligible employees and others through shareholder-approved plans.

Description of the 2007 Plan

Purpose. The purposes of the 2007 Plan are to enable the Company to attract and retain employees, officers, directors, consultants and advisors of the Company or any Parent or Subsidiary, each as defined in the 2007 Plan, thereof to provide an incentive for them to assist the Company or any Parent or Subsidiary thereof in achieving long-range performance goals, and to enable them to participate in the long-term growth of the Company. The text of the 2007 Plan, as proposed for amendment, is attached to this proxy statement as Appendix A. The following is a summary of the 2007 Plan and should be read together with the full 2007 Plan text. In the event of a conflict between the terms of this summary and the terms of the 2007 Plan text, the terms of the 2007 Plan text shall prevail.

Awards Under the 2007 Plan. Under the 2007 Plan, the Company will be permitted to grant (i) incentive stock options intended to qualify under Section 422 of the Code, (ii) nonqualified stock options, (iii) restricted stock, (iv) restricted stock units, (v) stock appreciation rights either in tandem with an option or alone and unrelated to an option, or SARs, (vi) performance shares, (vii) award shares, or (viii) stock awards. The closing market price for the Company's common stock as of November 12, 2008 was $ 0.40 per share.

Eligible Participants. All employees, and in the case of awards other than incentive stock options, directors, consultants and advisors of the Company or any Parent or Subsidiary thereof capable of contributing significantly to the successful performance of the Company or any Parent or Subsidiary thereof are eligible to participate in the 2007 Plan. There are currently approximately 135 employees and three directors of the Company who are eligible to receive awards under the 2007 Plan, as well as consultants or advisors who may be eligible to receive awards under the 2007 Plan.

Administration. The 2007 Plan will be administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee of the Board of Directors of the Company will have the authority to adopt, alter and repeal administrative rules, guidelines and practices governing the operation of the 2007 Plan and to interpret provisions of the 2007 Plan.

New 2007 Plan Benefits. Awards to be received by individual participants are not determinable because the Compensation Committee determines the amount and nature of any award under the 2007 Plan in its sole discretion at the time of the grant, and during fiscal year 2008 (through November 13, 2008) the 2007 Plan generally had available a sufficient number of available awards. As a result, participants receiving discretionary grants under the 2007 Plan would not have received any determinable benefit had the proposal to increase the number of shares available under the 2007 Plan already been approved. During the 2008 fiscal year (through November 13, 2008), under the 2007 Plan directors were awarded 105,000 shares of restricted stock, executive officers were awarded 232,450 shares of restricted stock, and non-executive officer employees were awarded 99,900 shares of restricted stock.

Securities to be Offered. So far, the maximum aggregate number of shares of common stock available for issuance under the 2007 Plan is 1,550,000 shares. The adoption of this proposal would increase such number to 2,050,000 shares. The shares of common stock available for issuance under the 2007 Plan are subject to adjustment for any stock dividend, recapitalization, stock split, stock combination or certain other corporate reorganizations.

Shares issued may consist in whole or in part of authorized but unissued shares or treasury shares. Shares subject to an award that expires or is terminated unexercised or is forfeited for any reason or settled in a manner that results in fewer shares outstanding than were initially awarded will again be available for award under the 2007 Plan. The maximum number of shares which may be granted to an individual in a fiscal year is limited to 150,000 shares.

Nonqualified and Incentive Stock Options. Subject to the provisions of the 2007 Plan, the Compensation Committee may award incentive stock options and nonqualified stock options and determine the number of shares to be covered by each option, the option price therefor and the conditions and limitations applicable to the exercise of the option. Each option shall be exercisable at such times and subject to such terms and conditions as the Compensation Committee may specify in the applicable award or thereafter.

The terms and conditions of incentive stock options shall be subject to and comply with Section 422 of the Code and any regulations thereunder. No incentive stock option granted under the 2007 Plan may be granted more than ten years after August 18, 2006 and no such grant (or grant of a nonqualified stock option) may be exercisable more than ten years from the date of grant (five years after the date of grant for incentive stock options granted to holders of more than ten percent of the common stock). Incentive stock options shall be granted only to employees of the Company or any Parent or Subsidiary thereof and shall be transferable by the optionee only by the laws of descent and distribution, and shall be exercisable only by the employee during his or her lifetime.

The exercise price of options granted under the 2007 Plan may not be less than the fair market value of the common stock on the date of grant. Incentive stock options may be granted to holders of more than 10% of the Company's outstanding voting capital stock only at an exercise price of at least 110% of the fair market value of such stock on the date of grant.

Restricted Stock. Subject to provisions of the 2007 Plan, the Compensation Committee may grant shares of restricted stock to participants, with such restricted periods and other conditions as the Compensation Committee may determine and for no cash consideration or such minimum consideration as may be required by applicable law. During the restricted period, unless otherwise determined by the Compensation Committee, stock certificates evidencing the restricted shares will be held by the Company and may not be sold, assigned, transferred, pledged or otherwise encumbered, except as permitted by the Compensation Committee. At the expiration of the restricted period, the Company will deliver such certificates to the participant or, if the participant has died, to the beneficiary designed by the participant.

Restricted Stock Units. Subject to the provisions of the 2007 Plan, the Compensation Committee may grant restricted stock unit awards. A restricted stock unit is a contractual promise to issue shares at a specified future date, subject to fulfillment of vesting conditions specified by the Compensation Committee. A restricted stock unit award carries no voting or dividend rights or other rights associated with stock ownership. A restricted stock unit award may be settled in common stock, cash, or in any combination of common stock and/or cash; provided, however, that a determination to settle a restricted stock unit award in whole or in part in cash shall be made by the Compensation Committee in its sole discretion.

Stock Appreciation Rights. Subject to the provisions of the 2007 Plan, the Compensation Committee may award SARs in tandem with an option (at or after the award of the option) or alone and unrelated to an option. A SAR entitles the holder to receive from the Company stock with a fair market value equal to the excess, if any, of the fair market value of the common stock over the reference price. SARs granted in tandem with an option will terminate to the extent that the related option is exercised, and the related option will terminate to the extent that the tandem SARs are exercised.

Performance Shares. Subject to the provisions of the 2007 Plan, the Compensation Committee may grant performance shares to participants in the form of grants of shares of common stock. Performance shares are earned over a period of time (a performance cycle) selected by the Compensation Committee from time to time. There may be more than one performance cycle in existence at any one time and the duration of the performance cycles may differ from each other. Unless otherwise determined by the Compensation Committee, the payment value of the performance shares will be equal to the fair market value of the common stock on the date the performance shares are earned or on the date the Compensation Committee determines that the performance shares have been earned. The Compensation Committee shall establish performance goals for each cycle for the purpose of determining the extent to which performance shares awarded for such cycle are earned. As soon as practicable after the end of a performance cycle, the Compensation Committee shall determine the number of performance shares which have been earned on the basis of performance in relation to the established performance goals. Payment values (stock certificates) of earned performance shares are distributed to the participant or, if the participant has died, to the beneficiary designated by the participant.

Stock Awards. Subject to the provisions of the 2007 Plan, the Compensation Committee may award stock awards, which may be designated as award shares by the Compensation Committee, subject to such terms, restrictions, conditions, performance criteria, vesting requirements and payment needs, if any, as the Compensation Committee shall determine. Shares of common stock or other rights awarded in connection with a stock award shall be issued for no cash consideration or such minimum consideration as may be required by law.

General Provisions. Each award shall be evidenced by a written document delivered to the participant specifying the terms and conditions thereof and containing such other terms and conditions not inconsistent with the provisions of the 2007 Plan as the Compensation Committee considers necessary or advisable. Each type of award may be made alone, in addition to, or in relation to any other type of award. The terms of each type of award need not be identical and the Compensation Committee need not treat participants uniformly. The Compensation Committee may amend, modify or terminate any outstanding award, including substituting therefor another award, changing the date of exercise or realization and converting an incentive stock option to a nonqualified stock option, provided that the participant's consent to such action shall be required unless the Compensation Committee determines that the action would not materially and adversely affect the participant.

The Compensation Committee will determine whether awards granted pursuant to the 2007 Plan are settled in whole or in part in cash, common stock, other securities of the Company, other property or such other methods as the Compensation Committee may deem appropriate. In the Compensation Committee's discretion, tax obligations required to be withheld in respect of an award may be paid in whole or in part in shares of common stock, including shares retained from such award. The Compensation Committee will determine the effect on an award of the death, disability, retirement or other termination of employment of a participant and the extent to which and period during which the participant's legal representative, guardian or designated beneficiary may receive payment of an award or exercise rights thereunder. Except as otherwise provided by the Compensation Committee, awards under the 2007 Plan will not be transferable other than as designated by the participant by will or by the laws of descent and distribution.

The Compensation Committee in its discretion may take certain actions in order to preserve a participant's rights under an award in the event of a change in control of the Company, including (i) providing for the acceleration of any time period relating to the exercise or realization of the award, (ii) providing for the repurchase of the award for an amount of cash or other property that could have been received upon the exercise or realization of the award had the award been currently exercisable or payable, (iii) adjusting the terms of the award in order to reflect the change in control, (iv) causing the award to be assumed, or new rights substituted therefor, by another entity, or (v) making such other provision as the Compensation Committee may consider equitable and in the best interest of the Company, provided that, in the case of an action taken with respect to an outstanding award, the participant's consent to such action shall be required unless the Compensation Committee determines that the action, taking into account any related action, would not materially and adversely affect the participant.

The Compensation Committee may amend, suspend or terminate the 2007 Plan or any portion thereof at any time after its adoption; provided that no amendment shall be made without stockholder approval if such approval is necessary to comply with any applicable law, rules or regulations.

United States Federal Income Tax Consequences

The following general discussion of the Federal income tax consequences of the issuance and exercise of options granted under the 2007 Plan is based upon the provisions of the Code as in effect on the date hereof, current regulations thereunder and existing administrative rulings of the Internal Revenue Service. This discussion is not intended to be a complete discussion of all of the Federal income tax consequences of the 2007 Plan or of all of the requirements that must be met in order to qualify for the tax treatment described herein. Changes in the law and regulations may modify the discussion, and in some cases the changes may be retroactive. No information is provided as to state tax laws. In addition, because tax consequences may vary, and certain exceptions to the general rules discussed herein may be applicable, depending upon the personal circumstances of individual holders of securities, each holder of an award should consider his personal situation and consult with his tax advisor with respect to the specific tax consequences applicable to him. The 2007 Plan is not qualified under Section 401 of the Code, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The tax treatment of each kind of award under the 2007 Plan is as follows:

Incentive Stock Options. Incentive stock options to be granted under the 2007 Plan are intended to qualify as incentive stock options under Section 422 of the Code.

A participant generally will not recognize taxable income upon the grant or exercise of an incentive stock option. Under certain circumstances, however, there may be alternative minimum tax or other tax consequences, as described below. If an option holder does not make a "disqualifying disposition" (as defined below), then the option holder will not recognize any taxable income until shares are sold or exchanged, and any gain recognized upon disposition of shares will be taxable as long-term capital gain. A "disqualifying disposition" means any disposition of shares acquired on the exercise of an incentive stock option where such disposition occurs within two years of the date the option was granted or within one year of the date the shares were transferred to the option holder. The use of the shares acquired pursuant to the exercise of an incentive stock option to pay the option exercise price under another stock option is treated as a disposition for this purpose.

In general, if the option holder makes a disqualifying disposition, then the excess of (a) the lesser of (i) the fair market value of the shares on the date of exercise or (ii) the amount realized upon disposition of the shares over (b) the option exercise price will be taxable to the option holder as ordinary income. In the case of a gift or certain other transfers, the amount of taxable ordinary income is not limited to the gain that would have resulted from a sale. Instead, it is equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price. In the case of a disqualifying disposition, if the amount realized on disposition of the shares exceeds the fair market value of the shares on the date of exercise, the excess will be taxed as either long-term or short-term capital gain depending on the option holder's holding period for the shares. The holding period for the shares generally would begin on the date the shares were acquired and would not include the period of time during which the option was held.

In general, the fair market value of the shares on the date of exercise, less the exercise price, will be included in the option holder's alternative minimum taxable income in the year the option is exercised. Because of the many adjustments that apply to the computation of the alternative minimum tax, it is not possible to predict the application of such tax to any particular option holder. An option holder may owe alternative minimum tax even though he has not disposed of the shares or otherwise received any cash with which to pay the tax.

The Company will not be entitled to any deduction with respect to the grant or exercise of incentive stock options. In addition, no deduction will be allowed to the Company upon the disposition of stock acquired upon the exercise of an incentive stock option, unless the disposition is a disqualifying disposition. In the case of a disqualifying disposition, the Company generally will be entitled to a deduction equal to the amount of compensation income that is recognized by the employee as a result of the disqualifying disposition.

Nonqualified Stock Options. A recipient of a nonqualified stock option generally will not recognize any income for federal tax purposes with respect to the option until the option is exercised. At that time, subject to certain limited exceptions, the recipient will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date acquired over the option exercise price.

When an option recipient recognizes income, the Company will generally be entitled to a compensation deduction for federal income tax purposes in an amount equal to the taxable income recognized by the recipient, provided that the Company reports the income on a timely provided and filed Form W-2 or 1099, whichever is applicable.

Upon a subsequent sale of shares acquired by the exercise of a nonqualified stock option, a recipient generally will recognize capital gain (or loss) equal to the amount by which the selling price of the shares exceeds (or is exceeded by) their fair market value on the date of exercise. The capital gain or loss will be short-term or long-term depending upon how long the shares were held. Any capital gain or loss would be long-term if the holding period for the shares was more than twelve months. The holding period for the shares generally would begin on the date the shares were acquired, and would not include the period of time during which the option was held.

Stock Appreciation Rights. A recipient of a SAR will not be considered to receive any income at the time a SAR is granted, nor will the Company be entitled to a deduction at that time. Upon the exercise of a SAR, the holder will have ordinary income equal to the fair market value of the common stock received upon the exercise. At that time, the Company will be entitled to a tax deduction equal to the amount of ordinary income realized by the holder.

Restricted Stock Awards. A recipient generally does not recognize taxable income on the grant of shares of restricted stock, but does recognize ordinary income on the vesting date, or the date the recipient's interest in the stock is freely transferable or is no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of the shares on that date. Any dividends paid on the shares of restricted stock before the vesting date are also taxable as compensation income upon receipt.

However, a recipient may elect to recognize income upon the grant of shares of restricted stock, rather than when the recipient's interest is freely transferable and no longer subject to a substantial risk of forfeiture, equal to the fair market value of the shares on the date of the award. If the recipient makes this election, dividends paid with respect to the restricted shares that are paid currently (rather than held subject to forfeiture) will not be treated as compensation, but rather as dividend income, and the recipient will not recognize additional income when the restrictions applicable to the shares of restricted stock lapse. The recipient will not be entitled to any deduction if, after making this election, he or she forfeits any of the shares of restricted stock. If shares of restricted stock are forfeited after this election is made, the recipient will not be entitled to a refund of the ordinary income tax paid on the shares. The recipient may, however, be entitled to receive a capital loss deduction upon forfeiture.

The Company will ordinarily be entitled to a deduction at the same time and in the same amounts as the compensation income recognized by the recipient of a grant of shares restricted stock, subject to the limitations of Section 162(m).

Performance Share Awards. A recipient does not recognize taxable income on the grant of performance share awards, but does recognize ordinary income, to the extent that the designated performance measures are satisfied, when the cash or shares of common stock are delivered. The amount of this ordinary income will be the fair market value of the shares on the date of delivery, plus the amount of cash payable or paid, as applicable. Any dividends paid on performance share awards are also taxable as compensation income upon payment.

The Company will ordinarily be entitled to a deduction at the same time and in the same amounts as the compensation income recognized by the recipient of a grant of performance share awards, subject to the limitations of Section 162(m).

Restricted Stock Unit Awards. The grant of a restricted stock unit award will not result in income for the grantee or in a deduction for the Company. Upon the lapse of the restrictions of a restricted stock unit, the grantee will recognize ordinary income and the Company will be entitled to a deduction measured by the fair market value of the shares plus any cash received.

Stock Awards. A person who receives a stock award that includes common stock will be treated, with regard to such common stock, in the same manner as a person who has exercised a nonqualified stock option, as described above. In general, this means that the holder will have taxable income at the time the shares are received if they are not subject to restrictions, or as described in the preceding paragraph for restricted stock, if they are subject to restrictions. The tax treatment of a stock award that consists of other rights will depend on the provisions of the award. It may be immediately taxable if there are no restrictions on the receipt of the cash or other property that the stock award represents, or the tax consequences may be deferred if the receipt of cash or other property for the stock award is restricted, or subject to vesting or performance goals. In those situations in which a participant receives property subject to restrictions, the participant may wish to make a Section 83(b) election, as described above. At the time that the holder of the stock award has ordinary income, the Company will be entitled to a tax deduction equal to the amount of ordinary income realized by the holder.

Deductibility of Awards. Section 162(m) of the Code places a $1 million annual limit on the compensation deductible by the Company paid to certain of its executives. The limit, however, does not apply to performance-based compensation. The Company believes that awards of stock options and rights under the 2007 Plan will qualify for the performance-based compensation exception to the deductibility limit.

Equity Compensation Plan Information

The following table sets forth information regarding all compensation plans under which Company equity securities are authorized for issuance as of December 31, 2007:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in left column)
Equity compensation plans approved by security holders	70,500	$1.80	460,824
Equity compensation plans not approved by security holders	–	–	–
Total	70,500	$1.80	460,824

Recommendation of the Board of Directors

Our Board of Directors recommends a vote "FOR" the approval of the increase in the maximum aggregate number of shares of common stock available for issuance under the Natural Health Trends Corp. 2007 Equity Incentive Plan by 500,000 shares. Proxies solicited by the Board will be voted FOR this proposal unless instructions to the contrary are given.

ITEM FOUR

APPOINTMENT OF LANE GORMAN TRUBITT, L.L.P. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR FISCAL YEAR ENDING DECEMBER 31, 2008

The Audit Committee has appointed Lane Gorman as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008. Representatives of Lane Gorman are expected (i) to be present at the annual meeting to respond to questions and (ii) to have the opportunity to make a statement should they so desire; and (iii) to be available to respond to appropriate questions.

The affirmative vote of a majority of the shares of Common Stock represented at the meeting and entitled to vote is required for the ratification of the appointment of Lane Gorman as the Company's independent registered public accounting firm. The Audit Committee is directly responsible for the appointment and retention of the Company's independent registered public accounting firm. Although ratification by stockholders is not required by the Company's organizational documents or applicable law, the Audit Committee has determined that requesting ratification by stockholders of its appointment of Lane Gorman as the Company's independent registered public accounting firm is a matter of good corporate practice. If the Company's stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Lane Gorman, but may still determine to retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interest of the Company and its stockholders.

Reportable Event Occurring Prior to Change in Accountants

The Company changed its independent registered public accounting firm as of September 7, 2006 from BDO Seidman, LLP ("BDO") to Lane Gorman Trubitt, L.L.P. ("Lane Gorman"). In July 2006, the Audit Committee of the Company's Board of Directors issued a request for proposals to four (4) independent registered public accounting firms, including BDO. On September 7, 2006, the Audit Committee with the approval of the Company's Board of Directors selected Lane Gorman as its independent registered public accounting firm.

The reports of BDO on the combined consolidated financial statements of the Company for the Company's fiscal years ended December 31, 2005 and 2004 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle. However, the opinion did contain an emphasis of a matter.

During the Company's fiscal years ended December 31, 2005 and 2004, and through September 7, 2006, there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference thereto in its reports on the Company's financial statements for such years.

There were no "reportable events" described in Item 304(a)(1)(v) of Regulation S-K ("Regulation S-K") during the Company's fiscal years ended December 31, 2005 and 2004, and through September 7, 2006, except for the existence of certain previously reported material weaknesses in the Company's internal control over financial reporting which are described below.

A material weakness is a control deficiency or a combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. In connection with BDO's audits of the Company's consolidated financial statements for the fiscal year ended December 31, 2005, the following material weaknesses in our internal control over financial reporting were reported in our 2005 Annual Report on Form 10-K filed with the United States Securities and Exchange Commission on May 8, 2006:

- We did not maintain an effective control environment because (1) we lack an effective anti-fraud program to detect and prevent fraud, for example, relating to the previous top two executive officers of the Company, Mark Woodburn and Terry LaCore, in terms of (i) conflicts of interests related to executive officers, especially their financial dealings with independent distributors and other vendors, and (ii) proper supervision of the executives conduct separating their executive duties from personal financial interests outside the Company, (2) we failed to perform background checks consistently on personnel being placed into positions of responsibility, (3) an adequate tone was not set from the top as control measures in place were ignored by the previous top two executives and the importance of controls was not properly emphasized and communicated throughout the Company and (4) we did not effectively address the control deficiencies noted in the fiscal year 2004 external audit;

- We did not maintain effective monitoring controls over financial reporting because (1) our policies regarding review, supervision and monitoring of our accounting operations throughout the Company were not fully designed, in place, or operating effectively and (2) we do not have an internal audit function;

- We did not maintain effective control over period-end financial close and reporting because (1) we lacked sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of GAAP commensurate with our financial reporting requirements to prepare, review and approve account reconciliations and supporting schedules, and (2) our legacy accounting systems do not facilitate the appropriate review and approval over the recording of journal entries to ensure the accuracy and completeness of the journal entries recorded;

- We did not maintain effective controls over the disbursement function since we (1) lacked adequate segregation of duties and (2) lacked appropriate review, approval, and supporting documentation;

- We did not maintain effective controls over the payroll function since we (1) lacked adequate segregation of duties and (2) lacked appropriate review, approval, and supporting documentation;

- We did not maintain effective controls over the inventory function since we (1) did not maintain restricted access to the inventory detail schedule used to support the general ledger balances and (2) used the periodic inventory system and performed monthly inventory counts using physical inventory count sheets lacking reviewer documentation;

- We lacked documentation with respect to certain related party transactions, subsidiary operations and expense reimbursement procedures. In addition, sufficient policies regarding loans to employees and third parties had not been adopted or implemented, and policies related to independent distributor relationships were inadequate;

- We lacked timely resolution of identified accounting and legal issues, and as a result, did not timely complete period-end financial statements and reporting; and

- We do not have all material contracts in writing and approved by all parties.

The Audit Committee of the Company's Board of Directors discussed the material weaknesses described above with BDO, and the Company has authorized BDO to respond fully to the inquiries of its successor independent registered public accounting firm, Lane Gorman, concerning the subject matter of the material weaknesses described above.

BDO has furnished a letter addressed to the Securities and Exchange Commission (the "SEC") stating that BDO agrees with the statements made by the Company set forth above.

On September 7, 2006, the Audit Committee of the Company's Board of Directors engaged Lane Gorman as the Company's new independent registered public accounting firm. The Company did not consult with Lane Gorman on any matter described in Item 304(a)(2) of Regulation S-K during the Company's fiscal years ended December 31, 2004 and 2005, and through September 7, 2006.

As noted in detail under the caption "Controls and Procedures" of the Company's Form 10-Ks for the years ended December 31, 2006 and 2007, the Company has instituted, and will continue to institute, internal control improvements. The implementation of some of these improvements has already had the effect of eliminating most of the material weaknesses identified above, although some material weaknesses continue to exist.

Audit and Other Professional Fees

During the fiscal years ended December 31, 2006 and 2007, approximate fees billed to the Company for services provided by Lane Gorman were as follows:

Audit Fees. Fees billed to the Company by Lane Gorman for the audit of our annual financial statements and review of our quarterly financial statements for the years ended December 31, 2006 and 2007 totaled approximately $352,700 and $379,108, respectively. In 2006 and 2007, audit fees included fees for professional services rendered for the audit, filing of Registration Statements on Form S-8 and Form S-3, and quarterly reviews of the Company's financial statements for the applicable fiscal years.

Audit-Related Fees. No audit-related fees were billed to the Company by Lane Gorman for services rendered during the year ended December 31, 2006 or 2007.

Tax Fees. There were no fees billed to the Company by Lane Gorman for services rendered in connection with tax compliance, planning and advice during the year ended December 31, 2006 or 2007.

All Other Fees. There were no fees billed by Lane Gorman for services other than audit fees, audit-related fees or tax fees during the year ended December 31, 2006 or 2007.

Pre-approval Policies and Procedures for Audit and Non-Audit Services

Consistent with the Audit Committee's responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. All audit and permitted non-audit services performed by Lane Gorman during 2006 and 2007 were pre-approved.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Lane Gorman Trubitt, L.L.P. as independent registered public accountants for the Company for the fiscal year ending December 31, 2008. Unless marked to the contrary, proxies received from stockholders will be voted "FOR" the ratification of the appointment of Lane Gorman Trubitt, L.L.P. as independent registered public accountants for the Company for the fiscal year ending December 31, 2008.

OTHER MATTERS

At the date of this proxy statement, the Company has no knowledge of any business other than that described above that will be presented at the annual meeting. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ADDITIONAL INFORMATION

Stockholder Proposals for the 2009 Annual Meeting and Other Stockholder Communications

If any stockholder wishes to present a proposal for inclusion in the 2009 proxy materials to be solicited by the Company's Board of Directors with respect to the 2009 annual meeting of stockholders, that proposal must be presented to the Company's General Counsel prior to July 27, 2009. Stockholder communications to the Board of Directors, including any such communications relating to director nominees, may also be addressed to the Company's General Counsel at the Company's address. The Board of Directors believes that no more detailed process for these communications is appropriate, due to the variety in form, content and timing of these communications. The Company's General Counsel will forward the substance of meaningful stockholder communications, including those relating to director candidates, to the Board of Directors or the appropriate committee upon receipt.

If a stockholder is permitted to present a proposal at the 2009 annual meeting of stockholders but the proposal was not included in the 2009 proxy materials, the Company believes that its proxy holders would have the discretionary authority granted by the proxy card (as permitted under SEC rules) to vote on the proposal if the proposal was received after the date that is 45 calendar days prior to the anniversary of the mailing of this proxy statement.

Annual Report

Our Annual Report to Stockholders, which includes our consolidated financial statements as of and for the year ended December 31, 2007, is being mailed to you along with this proxy statement. Upon the written or oral request by any stockholder, the Company undertakes to deliver, without charge to the requesting stockholder, a copy of our Annual Report on Form 10-K, as amended. Requests should be directed to the Company's General Counsel at 2050 Diplomat Drive, Dallas, Texas 75234.

HOUSEHOLDING INFORMATION

Unless the Company has received contrary instructions, the Company may send a single copy of its annual report to stockholders (including this proxy statement and notice of annual meeting) to any household at which two or more stockholders reside if the Company believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as "householding," reduces the volume of duplicate information received at any one household and helps to reduce the Company's expenses. However, if stockholders prefer to receive multiple sets of the Company's disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of the Company's disclosure documents, the stockholders should follow these instructions:

If the shares are registered in the name of the stockholder, the stockholder should contact the Company at its offices at 2050 Diplomat Drive, Dallas, Texas 75234, Attention: General Counsel, or by telephone at 972-241-4080, to inform the Company of their request. If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

By Order of the Board of Directors,



NATURAL HEALTH TRENDS CORP.
Gary C. Wallace
Secretary

November 25, 2008

Appendix A

NATURAL HEALTH TRENDS CORP.
2007 EQUITY INCENTIVE PLAN

(As Proposed for Amendment and Restatement)

1. Purpose and Eligibility. The purpose of this 2007 Equity Incentive Plan (the "Plan") of Natural Health Trends Corp., a Delaware corporation (the "Company") is to provide stock options, stock issuances and other equity interests in the Company (each, an "Award") to (a) Employees, officers, directors, consultants and advisors of the Company and any Parent or Subsidiary thereof, and (b) any other Person who is determined by the Committee of the Board of Directors of the Company (the "Board") to have made (or is expected to make) contributions to the Company or any Parent or Subsidiary thereof. Any person to whom an Award has been granted under the Plan is called a "Participant." Additional definitions are contained in Section 3 and certain other Sections of the Plan.

2. Restatement and Effective Date. This Plan replaces in its entirety the Natural Health Trends Corp. 2002 Stock Option Plan (the "2002 Plan"). As of the date this Plan is approved by the Company's stockholders, the 2002 Plan shall be deemed terminated; provided, however, that, after such date of termination, and for the period of time thereafter during which this Plan or any successor thereto remains in existence, all "Stock Options," as defined in the 2002 Plan, and vested stock issuances with respect thereto, shall be subject to the terms of the 2002 Plan and the applicable grant agreement executed thereunder, and not to the terms of this Plan, except to the extent that (a) there is no conflict between the terms of the 2002 Plan and the terms of this Plan with respect to such Stock Options and vested stock issuances or (b) the recipient of such Stock Options and vested stock issuances consents to the applicability of this Plan. In the event of the applicability of (a) or (b) of the immediately preceding sentence, the Committee shall take such actions as are consistent with Section 14j of this Plan and applicable law to apply the provisions of this Plan to Stock Options and vested stock issuances with respect thereto.

3. Certain Definitions.

a. **"Base Salary"** shall mean a Participant's rate of annual compensation for services performed for the Company, Parent or Subsidiary, as applicable, in effect on the first day of an applicable Performance Period. In computing Base Salary, only such compensation as would be includable in the Participant's gross income for United States federal income tax purposes shall be included (including amounts excludable under Section 911 of the Code) or which would have been so includable if the Participant had been a United States citizen or resident; provided, however, that a Participant's pre-tax elective or salary reduction contributions to a cafeteria plan, cash or deferred arrangement, qualified transportation fringe benefit plan, tax-sheltered annuity, and the amounts credited to a Participant under a non-qualified deferred compensation plan, each within the meaning of Treasury Regulation Section 1.280G-1, Q&A 21(a) shall be taken into account. For purposes of this definition, Parent and Subsidiary shall be defined by applying the applicable statutory references in Section 3n and 3s, respectively, by replacing "more than 50%" with "at least 80%" where the former term appears.

b. **"Cause"** shall mean

i. "cause" or words of similar import contained in the Participant's written employment agreement, if any, with the Company; and

ii. conduct, as determined by the Committee, involving one or more of the following:

(A) gross misconduct or inadequate performance by the Participant which is injurious to the Company;

(B) the commission of an act of embezzlement, fraud or theft, which results in economic loss, damage or injury to the Company;

(C) the unauthorized disclosure of any trade secret or confidential information of the Company (or any client, customer, supplier or other third party who has a business relationship with the Company) or the violation of any non-competition or non-solicitation covenant or assignment of inventions obligation with the Company;

(D) the commission of an act which constitutes unfair competition with the Company or which induces any customer or prospective customer of the Company to breach a contract with the Company or to decline to do business with the Company;

(E) the indictment of the Participant for a felony or serious misdemeanor offense, either in connection with the performance of his or her obligations to the Company or which shall adversely affect the Participant's ability to perform such obligations;

(F) the commission of an act of fraud or breach of fiduciary duty which results in loss, damage or injury to the Company; or

(G) the failure of the Participant to perform in a material respect his or her employment, consulting or advisory obligations without proper cause.

For purposes of this definition, "Company" shall be deemed to include any Parent or Subsidiary.

c. "**Change in Control**" shall mean

i. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the then outstanding shares of voting stock of the Company (the "**Voting Stock**"); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of 50% or more of Voting Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Voting Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Voting Stock, shall not constitute a Change in Control;

ii. Individuals who, as of the Effective Date, constitute the Board (the "**Incumbent Directors**") cease for any reason (other than malfeasance) to constitute a majority of the members of the Board; provided that any individual who becomes a director after the Effective Date whose election or nomination for election by the Company's stockholders was approved by a majority of the members of the Incumbent Directors (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened "election contest" relating to the election of the Directors of the Company (as such terms are used in Rule 14a-11 under the Exchange Act), "**tender offer**" (as such term is used in Section 14(d) of the Exchange Act) or a proposed Merger (as defined below) shall be deemed to be members of the Incumbent Directors; or

iii. The consummation of (A) a reorganization, merger or consolidation (any of the foregoing, a "**Merger**"), in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Voting Stock immediately prior to such Merger do not, following such Merger, beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation resulting from Merger, (B) a complete liquidation or dissolution of the Company or (C) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a Subsidiary of the Company.

d. **"Code"** means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

e. **"Committee"** shall mean the Compensation Committee of the Board or such other committee designated by the Board that satisfies any then applicable requirements of the New York Stock Exchange, Nasdaq, or such other principal national stock exchange on which the Common Stock is then traded, and which consists of two or more members of the Board, each of whom may be an outside director within the meaning of Section 162(m) of the Code. Notwithstanding the foregoing, in the case of any Award granted to any Participant who is a "covered employee" within the meaning of Section 162(m), the Committee shall consist of two or more members of the Board who are "outside directors" within the meaning of such Section.

f. **"Common Stock"** shall mean the common stock of the Company, par value of $.01 per share.

g. **"Company,"** for purposes of Awards other than Incentive Stock Options, shall include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Committee in its sole discretion.

h. **"Designated Beneficiary"** shall mean the beneficiary designated by a Participant, in accordance with Section 16g hereof, to receive amounts due or exercise rights of the Participant in the event of the Participant's death. In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

i. **"Determination Period"** shall mean, with respect to any Performance Period, a period commencing on or before the first day of the Performance Period and ending not later than the earlier of (i) 90 days after the commencement of the Performance Period and (ii) the date on which twenty-five percent (25%) of the Performance Period has been completed. Any action required to be taken within a Determination Period may be taken at a later date if permissible under Section 162(m) of the Code or regulations promulgated thereunder, as they may be amended from time to time.

j. **"Disability"** shall mean the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

k. **"Effective Date"** shall mean January 1, 2007.

l. **"Employee"** shall mean an employee of the Company or any Parent or Subsidiary thereof, but only if the employee is reported as such on the payroll records of such entity. For purposes of eligibility under the Plan, an "Employee" shall include any person to whom an offer of employment has been extended by the Company or any Parent or Subsidiary.

m. **"ERISA"** shall mean the Employee Retirement Income Security Act of 1974, as amended.

n. **"Good Reason"** shall mean the occurrence of any one or more of the following events:

   i. a material breach by the Company of its obligation under this Agreement;

   ii. a material diminution in the Participant's position or job duties, as set forth in the Participant's written employment agreement with the Company, Parent or Subsidiary, as applicable, or other written documentation; or

iii. any reduction in the Participant's Base Salary by more than 80 percent (80%), either in one step or a series of steps, within a Performance Period;

provided, however, that a Good Reason shall not exist involving any of the above until the Company, in the case of (i) above, or the Company, Parent or Subsidiary, as applicable, in the case of (ii) or (iii) above, has first failed to cure such breach, diminution of position or job duties or reduction in Base Salary, as applicable, within thirty (30) days of having been given written notice of the same by the Participant.

o. **"Parent"** shall mean a "parent corporation," within the meaning of Section 424(e) of the Code, with respect to the Company.

p. **"Performance Period"** shall mean a two or more-consecutive fiscal or calendar year period for which performance or other goals are established herein with respect to an Award.

q. **"Person"** shall mean a person within Section 3(a)(9) of the Exchange Act.

r. **"Plan"** shall mean the Natural Health Trends Corp. 2007 Equity Incentive Plan, as set forth herein, as it may be amended from time to time.

s. **"Retirement"** shall mean the voluntary termination of the Participant at any time on or after attaining age 65.

t. **"Subsidiary"** shall mean a "subsidiary corporation," within the meaning of Section 424(f) of the Code, with respect to the Company.

4. Administration.

a. General. The Plan shall be administered by the Committee. The Committee, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award.

b. Powers and Responsibilities. Subject to the express limitation of the Plan, the Committee shall have the following discretionary powers, rights and responsibilities, in addition to those described in Section 4a.:

i. to construe and determine the respective Stock Option Agreements, other Agreements, Awards and the Plan;

ii. to prescribe, amend and rescind rules and regulations relating to the Plan and any Awards;

iii. to determine the extent to which Award vesting schedules shall be accelerated or Award payments made to, or forfeited by, a Participant in the event of (A) the Participant's termination of employment with the Company or any Parent or Subsidiary thereof due to Disability, Retirement, death, Good Reason, Cause or other reason, or (B) a Change in Control of the Company;

iv. to determine the terms and provisions of the respective Stock Option Agreements, other Agreements and Awards, which need not be identical;

v. to reduce or eliminate, as of the end of any applicable Performance Period, based upon objective or subjective measures, the minimum or maximum amount to be paid to a Participant under any Award who has qualified for such minimum or maximum amount, provided, that such reduction does not result in an increase in the amount payable to another Participant under another Award;

vi. to grant Awards to Participants who are not "covered employees" within the meaning of Section 162(m) based upon the attainment of performance goals that do not constitute "objective performance goals" within the meaning of Section 162(m); and

vii. to make all other determinations in the judgment of the Committee necessary or desirable for the administration and interpretation of the Plan.

The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Stock Option Agreement, other Agreement or Award in the manner and to the extent it shall deem expedient to carry the Plan, any Stock Option Agreement, other Agreement or Award into effect and it shall be the sole and final judge of such expediency. All decisions by the Committee shall be final and binding on all interested persons. Neither the Company nor any member of the Committee shall be liable for any action or determination relating to the Plan.

c. Delegation of Power. The Committee may delegate some or all of its power and authority hereunder to the President and Chief Executive Officer of the Company or other executive officer of the Company as the Committee deems appropriate. Notwithstanding the foregoing, with respect to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the applicable Performance Period, only the Committee shall be permitted to (i) designate such person to participate in the Plan for such Performance Period, (ii) establish performance goals and Individual Award Opportunities for such person, and (iii) certify the achievement of such performance goals. For purposes of the immediately preceding sentence, "Committee" shall mean two or more members of the Board who are "outside directors" within the meaning of Section 162(m) of the Code.

5. Performance Goals and Other Criteria.

a. Role of Committee. The Committee shall establish within the Determination Period of each Performance Period (i) one or more objective performance goals for each Participant or for any group of Participants (or both), provided that the outcome of each goal is substantially uncertain at the time the Committee establishes such goal and/or (ii) other criteria, including, but not limited to, performance criteria that do not satisfy the requirements of Treasury Regulation Section 1.162-27(e)(2) or time vesting criteria, the satisfaction of which is required for the payment of an Incentive Award Opportunity.

b. Performance Factors. Performance goals shall be based exclusively on one or more of the following objective Company (including any division or operating unit thereof) or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement, the attainment by a share of Common Stock of a specified fair market value for a specified period of time, earnings per share, earnings per share excluding non-recurring, special or extraordinary items, return to stockholders (including dividends), return on capital, return on total capital deployed, return on assets, return on equity, earnings of the Company before or after taxes and/or interest, revenues, revenue increase, distributor count, new distributor count, growth in distributor count, distributor retention rate, distributor attrition rate, repeat purchase rate, recurring revenue, recurring revenue increase, market share, cash flow or cost reduction goals, cash flow provided by operations, net cash flow, short-term or long-term cash flow return on investment, interest expense after taxes, return on investment, return on investment capital, economic value created, operating margin, gross profit margin, net profit margin, pre-tax income margin, net income margin, net income before or after taxes, pretax earnings before interest, depreciation and amortization, pre-tax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

c. Participants Who Are Covered Employees. With respect to Participants who are "covered employees" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, are likely to be covered employees at any time during the applicable Performance Period, an Individual Award Opportunity may be based only on performance factors that are compliant with the requirements of Treasury Regulation Section 1.162-27(e)(2). For this purpose, the factors listed in Section 4.1(b) shall be deemed to be compliant with the requirements of such Treasury Regulation.

d. Participants Who Are Not Covered Employees. Notwithstanding any provision of this Plan to the contrary, with respect to Participants who are not "covered employees" within the meaning of Section 162(m) of the Code and who, in the Committee's judgment, are not likely to be covered employees at any time during the applicable Performance Period, the performance or other goals established for the Performance Period may consist of any objective Company (including any division or operating unit thereof) or individual measures, whether or not listed in (b) above or whether or not compliant with the requirements of Treasury Regulation Section 1.162-27(e)(2), and the Committee may grant Awards without regard to the need for satisfaction of any performance goals whatsoever and/or without reference to any particular Performance Period. Without in any way limiting the generality of the foregoing, such performance goals may include subjective goals, the satisfaction of which shall be determined by the Committee, in its sole and absolute discretion, and the Committee may grant Awards subject only to the requirement of time vesting. Performance or other goals with respect to an Award shall be subject to such other special rules and conditions as the Committee may establish at any time within the Determination Period.

e. Applicability of Section Rule 16b-3. Notwithstanding anything to the contrary in the foregoing if, or at such time as, the Common Stock is or becomes registered under Section 12 of the Securities and Exchange Act of 1934, as amended (the **"Exchange Act"**), or any successor statute, the Plan shall be administered in a manner consistent with Rule 16b-3 promulgated thereunder, as it may be amended from time to time, or any successor rules (**"Rule 16b-3"**), such that all subsequent grants of Awards hereunder to Reporting Persons, as hereinafter defined, shall be exempt under such rule. Those provisions of the Plan which make express reference to Rule 16b-3 or which are required in order for certain option transactions to qualify for exemption under Rule 16b-3 shall apply only to such persons as are required to file reports under Section 16 (a) of the Exchange Act (a **"Reporting Person"**).

f. Applicability of Section 162(m). Notwithstanding any provisions in this Plan to the contrary, whenever the Committee is authorized to exercise its discretion in the administration or amendment of this Plan or any Award hereunder or otherwise, the Committee may not exercise such discretion in a manner that would cause any outstanding Award that would otherwise qualify as performance-based compensation under Section 162 (m) Code and the regulations thereunder ("Section 162 (m)") to fail to so qualify under Section 162 (m). To the extent necessary for an Award granted hereunder to qualify as performance-based compensation under Section 162(m), such Award shall be made pursuant to preestablished objective performance criteria. In furtherance thereof, performance goals shall be based exclusively on one or more of the objective Company (including any division or operating unit thereof) or individual measures set forth in Section 5b. hereof.

6. Stock Available for Awards.

a. Number of Shares. Subject to adjustment under Section 6c, the aggregate number of shares of Common Stock of the Company that may be issued pursuant to the Plan is the Available Shares (as defined on the last page). If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If an Award granted under the Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to such Award shall again be available for subsequent Awards under the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

b. Per-Participant Limit. Subject to adjustment under Section 6c, no Participant may be granted Awards during any one fiscal year to purchase more than 150,000 shares of Common Stock.

c. Adjustment to Common Stock. Subject to Section 14, in the event of any stock split, reverse stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or similar event, (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit and (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option and Stock Appreciation Right shall be adjusted by the Company (or substituted Awards may be made if applicable) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate.

7. Stock Option Awards.

a. General. The Committee may grant options to purchase Common Stock (each, an **"Option"**) and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the shares of Common Stock issued upon the exercise of each Option, including, but not limited to, vesting provisions and restrictions relating to applicable federal or state securities laws. Each Option will be evidenced by a Stock Option Agreement, consisting of a Notice of Stock Option Award and a Stock Option Award Agreement (collectively, a **"Stock Option Agreement"**).

b. Incentive Stock Options. An Option that the Committee intends to be an incentive stock option (an **"Incentive Stock Option"**) as defined in Section 422 of the Code, as amended, or any successor statute (**"Section 422"**), shall be granted only to an Employee and shall be subject to and shall be construed consistently with the requirements of Section 422 and regulations thereunder. The Committee, the Board and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a **"Nonstatutory Stock Option"** or **"Nonqualified Stock Option."**

c. Dollar Limitation. For so long as the Code shall so provide, Options granted to any Employee under the Plan (and any other incentive stock option plans of the Company) which are intended to qualify as Incentive Stock Options shall not qualify as Incentive Stock Options to the extent that such Options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Common Stock with an aggregate Fair Market Value (as defined below and determined as of the respective date or dates of grant) of more than $100,000. The amount of Incentive Stock Options which exceed such $100,000 limitation shall be deemed to be Nonqualified Stock Options. For the purpose of this limitation, unless otherwise required by the Code or regulations of the Internal Revenue Service or determined by the Committee, Options shall be taken into account in the order granted, and the Committee may designate that portion of any Incentive Stock Option that shall be treated as Nonqualified Option in the event that the provisions of this paragraph apply to a portion of any Option. The designation described in the preceding sentence may be made at such time as the Committee considers appropriate, including after the issuance of the Option or at the time of its exercise.

d. Exercise Price. The Committee shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify the exercise price in the applicable Stock Option Agreement; provided, however, in no event may the per share exercise price be less than the Fair Market Value (as defined below) of the Common Stock on the date of grant; and provided, further, however, that, except as may be required under Section 6c, the Committee may not reduce, directly or indirectly, at any time following the grant of the Option, the exercise price per share of Common Stock underlying the Option to a level below the Fair Market Value per share of Common Stock on the date of grant. In the case of an Incentive Stock Option granted to a Participant who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, then the exercise price shall be no less than 110% of the Fair Market Value of the Common Stock on the date of grant. In the case of a grant of an Incentive Stock Option to any other Participant, the exercise price shall be no less than 100% of the Fair Market Value of the Common Stock on the date of grant.

e. Term of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable Stock Option Agreement; provided, that the term of any Incentive Stock Option may not be more than ten (10) years from the date of grant. In the case of an Incentive Stock Option granted to a Participant who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be no longer than five (5) years from the date of grant. The term of any Nonqualified Stock Option may not be more than ten (10) years from the date of grant.

f. Exercise of Option. Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 7g and the Stock Option Agreement for the number of shares for which the Option is exercised.

g. Payment Upon Exercise. Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment as permitted by the Committee in its sole and absolute discretion:

i. by check payable to the order of the Company;

ii. only if the Common Stock is then publicly traded, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker (selected by the Participant and otherwise without the financial involvement of the Company) to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price (each, a **"Cashless Exercise"**);

iii. to the extent explicitly provided in the applicable Stock Option Agreement, by delivery of shares of Common Stock owned by the Participant valued at Fair Market Value (as determined by the Committee or as determined pursuant to the applicable Stock Option Agreement);

iv. payment of such other lawful consideration as the Committee may determine.

Except as otherwise expressly set forth in a Stock Option Agreement, the Committee shall have no obligation to accept consideration other than cash and in particular, unless the Committee so expressly provides, in no event will the Company accept the delivery of shares of Common Stock that have not been owned by the Participant at least six months prior to the exercise or permit a Cashless Exercise if such Cashless Exercise would contravene any provision of applicable law. The Fair Market Value of any shares of the Company's Common Stock or other non-cash consideration which may be delivered upon exercise of an Option shall be determined in such manner as may be prescribed by the Committee.

h. Acceleration, Extension, Etc. The Committee may, in its sole discretion, and in all instances subject to any relevant tax and accounting considerations which may adversely impact or impair the Company, (i) accelerate the date or dates on which all or any particular Options or Awards granted under the Plan may be exercised, or (ii) extend the dates during which all or any particular Options or Awards granted under the Plan may be exercised or vest.

i. Determination of Fair Market Value. If, at the time an Option is granted under the Plan, the Company's Common Stock is publicly traded under the Exchange Act, "Fair Market Value" shall mean (i) if the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq Small Cap Market of The Nasdaq Stock Market, its Fair Market Value shall be the last reported sales price for such stock (on that date) or the closing bid, if no sales were reported as quoted on such exchange or system as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on a national market system. In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee after taking into consideration all factors which it deems appropriate.

8. Restricted Stock Awards.

a. Grants. The Committee may grant Awards entitling recipients to acquire shares of Common Stock, subject to (i) restrictions on transfer as set forth in the applicable Award instrument and (ii) forfeiture unless and until all specified employment, vesting and/or performance conditions, as set forth in the applicable Award instrument, are met (such shares of Common Stock, **"Restricted Stock,"** and each such Award, a **"Restricted Stock Award"**).

b. Terms and Conditions. The Committee shall determine the terms and conditions of any such Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). Restricted Stock Awards shall be issued for no cash consideration or such minimum consideration as may be required by law. After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the Designated Beneficiary.

9. Restricted Stock Unit Awards.

a. Grant. The Committee may grant Awards entitling recipients to the right to acquire, at some time in the future, shares of Restricted Stock, subject to such other conditions as the Committee may prescribe in the applicable Award Agreement (each such Award, a **"Restricted Stock Unit Award"**). Restricted Stock Unit Awards are subject to forfeiture unless and until all specified Award conditions are met, as determined by the Committee and set forth in the particular Agreements applicable to such Awards.

b. Terms and Conditions. The Committee shall determine the terms and conditions of any such Restricted Stock Unit Award. No stock certificates shall be issued in respect of a Restricted Stock Unit Award at the time of grant. However, upon the lapse of all applicable restrictions, the Company (or the Company's counsel as its designee) shall deliver stock certificates to the Participant or, if the Participant has died, to the Designated Beneficiary.

10. Stock Appreciation Right Awards.

a. Grant. The Committee may grant Awards entitling recipients to the right to acquire, at some time in the future, upon exercise, one or more shares of Common Stock, in an amount equal to the product of (i) the excess of (A) the Fair Market Value of a share of Common Stock on the date of exercise over (B) the exercise price per share set forth in the applicable Award Agreement and (ii) the number of shares of Common Stock with respect to which the right is exercised, subject to such other conditions as the Committee may prescribe in the applicable Award Agreement (each, a **"Stock Appreciation Right Award"**). Stock Appreciation Right Awards are subject to forfeiture unless and until all specified Award conditions are met, as determined by the Committee and set forth in the particular Agreements applicable to such Awards.

b. Terms. The Committee shall determine the terms and conditions of any such Stock Appreciation Right Award. A Stock Appreciation Right Award may be issued either in tandem with, or by reference to, an Option (each such Award, a **"Tandem SAR"**) or not so issued (each such Award, a **"Free-Standing SAR"**). It is the intention of the Committee that the exercise of Tandem SARs assist the recipient of an Option with the ability to pay the exercise price of the Option. The exercise price of a Tandem SAR shall be the exercise price per share of the related Option. The exercise price of a Free-Standing SAR shall be determined by the Committee in its sole discretion; provided, however, that exercise price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant; and provided, further, however, that, except as may be required under Section 6c, the Committee may not reduce, at any time following the grant of the Free-Standing SAR, the exercise price per share of Common Stock underlying such Free-Standing SAR to a level below the Fair Market Value per share of Common Stock on the date of grant. No stock certificates shall be issued in respect of a Stock Appreciation Right Award, and such Award shall be reflected merely in book entry form on the Company's books and records. However, upon exercise, the Company (or the Company's counsel as its designee) shall deliver stock certificates to the Participant or, if the Participant has died, to the Designated Beneficiary.

11. Performance Share Awards.

a. Grants. The Committee may grant Awards entitling recipients to acquire shares of Common Stock upon the attainment of specified performance goals within a specified Performance Period, which shares may or may not be shares of Restricted Stock, subject to such other conditions as the Committee may prescribe in the applicable Award (each such share of Common Stock, a **"Performance Share,"** and each such Award, a **"Performance Share Award"**). Performance Share Awards are subject to forfeiture unless and until all specified Award conditions are met, as determined by the Committee and set forth in the particular Agreements applicable to such Awards.

b. Terms and Conditions. The Committee shall determine the terms and conditions of any such Performance Share Award. Unless otherwise determined by the Committee, the payment value of the Performance Share Awards shall be based upon the Fair Market Value of the Common Stock underlying such Award on the date the Performance Shares are earned or on the date the Committee determines that the Performance Shares have been earned. The Committee shall establish performance goals for each Performance Period for the purpose of determining the extent to which Performance Shares awarded for such cycle are earned. As soon as administratively practicable after the end of a performance cycle, the Committee shall determine the number of Performance Shares which have been earned in relation to the established performance goals. No stock certificates shall be issued in respect of a Performance Share Award at the time of grant unless the Performance Shares are shares of Restricted Stock, in which case the rules of Section 10b with respect to the issuance of certificates shall apply. However, upon the lapse of all applicable restrictions, the Company (or the Company's counsel as its designee) shall deliver stock certificates to the Participant or, if the Participant has died, to the Designated Beneficiary.

12. Award Shares.

a. Grants. The Committee may grant Awards entitling recipients to acquire shares of Common Stock, subject to such terms, restrictions, conditions, performance criteria, vesting requirements and payment needs, if any, as the Committee shall determine in the applicable Award Agreement (each such Award, an **"Award Share."**) Award Shares are subject to forfeiture unless and until all specified Award conditions are met, as determined by the Committee and set forth in the particular Agreements applicable to such Awards.

b. Terms and Conditions. The Committee shall determine the terms and conditions of any such Award Share. Award Shares shall be issued for no cash consideration or such minimum consideration as may be required by law. When paid, the Company (or the Company's counsel as its designee) shall deliver stock certificates for the Award Shares to the Participant or, if the Participant has died, to the Designated Beneficiary.

13. Other Stock-Based Awards. The Committee shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Committee may determine, including, without limitation, the grant of securities convertible into Common Stock and the grant of phantom stock awards or stock units.

14. General Provisions Applicable to Awards.

a. Transferability of Awards. Except as the Committee may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, except as the Committee may otherwise determine or provide in an Award, that Nonstatutory Options and Restricted Stock Awards may be transferred pursuant to a qualified domestic relations order (as defined in ERISA) or to a grantor-retained annuity trust or a similar estate-planning vehicle in which the trust is bound by all provisions of the Stock Option Agreement and Restricted Stock Award, which are applicable to the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

b. Documentation. Each Award under the Plan shall be evidenced by a written instrument (each, an **"Agreement"**) in such form as the Committee shall determine or as executed by an officer of the Company pursuant to authority delegated by the Committee or Board. Each Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that such terms and conditions do not contravene the provisions of the Plan or applicable law.

c. Committee Discretion. The terms of each type of Award need not be identical, and the Committee need not treat Participants uniformly.

d. Additional Award Provisions. The Committee may, in its sole discretion, include additional provisions in any Stock Option Agreement, Restricted Stock Award or other Award granted under the Plan, including without limitation restrictions on transfer, commitments to pay cash bonuses, to make, arrange for or guaranty loans (subject to compliance with Section 14m) or to transfer other property to Participants upon exercise of Awards, or transfer other property to Participants upon exercise of Awards, or such other provisions as shall be determined by the Committee; provided that such additional provisions shall not be inconsistent with any other term or condition of the Plan or applicable law.

e. Termination of Status. The Committee shall determine the effect on an Award of the Disability, death, Retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award, subject to applicable law and the provisions of the Code related to Incentive Stock Options.

f. Change in Control of the Company.

i. Unless otherwise expressly provided in the applicable Agreement, in connection with the occurrence of a Change in Control, the Committee shall, in its sole discretion as to any outstanding Award (including any portion thereof; on the same basis or on different bases, as the Committee shall specify), take one or any combination of the following actions:

(A) make appropriate provision for the continuation of such Award by the Company or the assumption of such Award by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such Award either (x) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Change in Control, (y) shares of stock of the surviving or acquiring corporation or (z) such other securities as the Committee deems appropriate, the fair market value of which (as determined by the Committee in its sole discretion) shall not materially differ from the fair market value of the shares of Common Stock subject to such Award immediately preceding the Change in Control;

(B) accelerate the date of exercise or vesting of such Award;

(C) permit the exchange of such Award for the right to participate in any stock option or other employee benefit plan of any successor corporation;

(D) provide for the repurchase of the Award for an amount equal to the difference of (x) the consideration received per share for the securities underlying the Award in the Change in Control minus (y) the per share exercise price of such securities. Such amount shall be payable in cash or the property payable in respect of such securities in connection with the Change in Control. The value of any such property shall be determined by the Committee in its discretion; or

(E) provide for the termination of such Award immediately prior to the consummation of the Change in Control; provided that no such termination will be effective if the Change in Control is not consummated.

g. Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Committee shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Committee in its sole discretion may provide for a Participant to have the right to exercise his or her Award until fifteen (15) days prior to such transaction as to all of the shares of Common Stock covered by the Option or Award, including shares as to which the Option or Award would not otherwise be exercisable, which exercise may in the sole discretion of the Committee, be made subject to and conditioned upon the consummation of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate upon the consummation of such proposed action.

h. Assumption of Awards Upon Certain Events. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Committee may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

i. Parachute Payments and Parachute Awards. Notwithstanding the provisions of Section 14f, but subject to any contrary provisions in a Participant's employment agreement with the Company or any Parent or Subsidiary, if, in connection with a Change in Control, a tax under Section 4999 of the Code would be imposed on the Participant (after taking into account the exceptions set forth in

Sections 280G(b)(4) and 280G(b)(5) of the Code), then the number of Awards which shall become exercisable, realizable or vested as provided in such Section shall be reduced (or delayed), to the minimum extent necessary, so that no such tax would be imposed on the Participant (the Awards not becoming so accelerated, realizable or vested, the **"Parachute Awards"**); provided, however, that if the "aggregate present value" of the Parachute Awards would exceed the tax that, but for this sentence, would be imposed on the Participant under Section 4999 of the Code in connection with the Change in Control, then the Awards shall become immediately exercisable, realizable and vested without regard to the provisions of this sentence. For purposes of the preceding sentence, the "aggregate present value" of an Award shall be calculated on an after-tax basis (other than taxes imposed by Section 4999 of the Code) and shall be based on economic principles rather than the principles set forth under Section 280G of the Code and the regulations promulgated thereunder. All determinations required to be made under this Section 14i shall be made by the Company or such advisors as the Company shall retain for such purposes.

j. Amendment of Awards. The Committee may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant's consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

k. Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

l. Acceleration. The Committee may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a change in control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option.

m. Sarbanes-Oxley Act Compliance. Notwithstanding any provision of the Plan to the contrary, the Committee, in accordance with any applicable rules or regulations promulgated by the Securities and Exchange Commission (the "SEC") and/or the United States Department of Labor, shall (i) notify in a timely manner each Participant who is a Reporting Person of any transaction occurring under the Plan that requires reporting by the Reporting Person on SEC Form 4 or 5 as applicable, each as revised pursuant to changes to Exchange Act Rule 16a-3, 16a-6 or 16a-8, as applicable, made by Sarbanes-Oxley Act of 2002, P.L. No. 107-204 (the **"Act"**); (ii) otherwise comply with all notice, disclosure and reporting requirements applicable to the Program pursuant to such Act; and (iii) prohibit the making or guaranteeing of loans under Section 8c of this Program to the extent necessary to comply with Section 402 of the Act.

15. Taxes/Code 409A. The Company shall have the right to deduct from payments of any kind otherwise due to the optionee or recipient of an Award any federal, state or local taxes of any kind required by law to be withheld with respect to any shares issued upon exercise of Options or other Awards under the Plan, the purchase of shares subject to the Award or the grant of Common Stock free and clear of any restrictions thereon. Subject to the prior approval of the Company, which may be withheld by the Company in its sole discretion, the optionee or recipient of an Award may elect to satisfy such obligation, in whole or in part, (a) by causing the Company to withhold shares of

Common Stock otherwise issuable pursuant to the exercise of an Option or other Award, the purchase of shares subject to an Award, or the grant of Common Stock free and clear of any restrictions thereon or (b) by delivering to the Company shares of Common Stock already owned by the optionee or Award recipient of an Award. The shares so delivered or withheld shall have a Fair Market Value of the shares used to satisfy such withholding obligation as shall be determined by the Company as of the date that the amount of tax to be withheld is to be determined. An optionee or recipient of an Award who has made an election pursuant to this Section may only satisfy his or her withholding obligation with shares of Common Stock which are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. Notwithstanding anything herein to the contrary, to the extent a delay in payment or other modification to this Plan or an Agreement is required as determined in the opinion of Company's tax advisors to prevent the imposition of an additional tax to the recipient under Section 409A of the Code, then such payment shall not be made until the first date on which such payment is permitted or other modifications shall be made to comply with Section 409A and interpretive guidance issued thereunder.

16. Miscellaneous.

a. No Right To Employment or Other Status. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

b. No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

c. Effective Date and Term of Plan. The Plan shall be submitted to the stockholders of the Company for approval at the 2006 annual meeting of stockholders and, if approved by the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at such meeting, shall become effective for Performance Periods beginning on or after January 1, 2007. No Awards shall be granted under the Plan after the completion of ten years from the date on which the Plan was adopted by the Committee, but Awards previously granted may extend beyond that date.

d. Amendment of Plan. The Committee may amend, suspend or terminate the Plan or any portion thereof at any time; provided, however, that no amendment shall be made without stockholder approval if such approval is necessary to comply with any applicable law, rules or regulations. Notwithstanding any provision of this Plan to the contrary, if the Company has executed a definitive acquisition or similar agreement pursuant to which a Change in Control will occur upon the closing of the transaction(s) contemplated thereby, the Committee, in its sole discretion, may treat the execution of such agreement itself as triggering a Change in Control within the meaning of Section 3ci, ii or iii, as applicable.

e. No Trust Fund or ERISA Plan Created. Neither the Plan nor any Award granted thereunder shall create or be construed as creating a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant, Designated Beneficiary or any other person. To the extent that any Participant, Designated Beneficiary or any other person acquires any Award under the Plan, his or her rights with respect thereto shall be not greater than the rights of any unsecured general creditor of the Company. The Plan is not intended to constitute any type of plan, fund or program providing retirement income or resulting in the deferral of income for periods extending to the termination of employment of beyond, and ERISA shall not apply to the Plan. No provision of this Plan shall be construed as subjecting any portion of the Plan to any requirements of ERISA.

f. Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the state of Delaware, without regard to any applicable conflicts of law.

g. Designation of Beneficiary. A Participant may file with the Committee a written designation of one or more persons as such Participant's Designated Beneficiary or Designated Beneficiaries. Each beneficiary designation shall become effective only when filed in writing with the Committee during the Participant's lifetime on a form prescribed by the Committee. The spouse of a married Participant domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Committee of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a Participant fails to designate a beneficiary, or if all designated beneficiaries of a Participant predecease the Participant, then each outstanding award shall be payable to the Participant's estate.

2007 Equity Incentive Plan:

Available Shares:	
(1) Awards Originally Available	1,550,000*
(2) Additional Awards Available	500,000**
Total	2,050,000

* Adopted by the Compensation Committee of the Board of Directors on August 18, 2006.
Approved by the Stockholders on: November 17, 2006

** Adopted by the Compensation Committee of the Board of Directors on November 13, 2008.
Approved by the Stockholders on: ____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number: 0-26272

NATURAL HEALTH TRENDS CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	59-2705336 (I.R.S. Employer Identification No.)
2050 Diplomat Drive Dallas, Texas (Address of principal executive offices)	75234 (Zip code)

Registrant's telephone number, including area code: (972) 241-4080

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**The Nasdaq Stock Market LLC (Nasdaq Global Market)**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Small reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price of such common equity on June 30, 2007: $26,614,106

At March 12, 2008, the number of shares outstanding of the registrant's common stock was 10,290,276 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required for Part III of this report is incorporated by reference from the registrant's definitive proxy statement for the 2008 annual meeting of stockholders to be filed with the Securities and Exchange Commission within 120 days after the registrant's fiscal year end.

NATURAL HEALTH TRENDS CORP.
Annual Report on Form 10-K
December 31, 2007

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical facts, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives are forward-looking statements. When used in this report, the words "believe," "anticipate," "intend," "estimate," "expect," "project," "could," "would," "may," "plan," "predict," "pursue," "continue," "feel" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We cannot guarantee future results, levels of activity, performance or achievements, and you should not place reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. In addition, any forward-looking statements represent our expectation only as of the date of this report and should not be relied on as representing our expectations as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our expectations change.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this report. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from forward-looking statements include the risks described under the caption "Risk Factors" in this report, which include the following:

- we may continue to experience substantial negative cash flows;
- we may need to seek additional debt or equity financing;
- we face risks related to an SEC investigation and securities and other litigation;
- we could be adversely affected by additional audit committee investigations;
- our ability to attract and retain distributors;
- our ability to recruit and retain key management, directors and consultants;
- our inability to directly control the marketing of our products;
- our inability to control our distributors to the same extent as if they were our own employees;
- our ability to protect or use our intellectual property rights;
- claims against us that could arise from the misconduct of some of our former officers and directors;
- adverse publicity associated with our products, ingredients or network marketing programs, or those of similar companies;
- our ability to maintain or expand the number of our distributors or their productivity levels;
- changes to our distributor compensation plan may not be accepted;
- our dependence on our Hong Kong and China market for most of our revenue;
- regulatory matters pertaining to direct-selling laws, particularly in China;
- we could be required to modify our compensation plan in China in a way that could adversely affect our business;
- activities of our members in China could adversely affect our Hong Kong e-commerce model;
- our inability to obtain a direct-selling license in China;
- our failure to properly pay business taxes or customs duties, including those of China;
- risks associated with operating internationally;
- risks associated with the amount of compensation paid to distributors, which can affect our profitability;
- we rely on our suppliers' product liability insurance and product liability claims could hurt our business;

- our internal controls and accounting methods may require further modification;
- we could be adversely affected if we fail to maintain an effective system of internal controls;
- risks associated with our reliance on information technology systems;
- risks associated with the extensive regulation of our business and the implications of changes in such regulations;
- currency exchange rate fluctuations could lower our revenue and net income;
- failure of new products to gain distributor or market acceptance;
- failure of our information technology system could harm our business;
- we have a limited product line;
- our reliance on outside manufacturers;
- the intensely competitive nature of our business;
- terrorist attacks, cyber attacks, acts of war or other disasters, particularly given the scope of our international operations;
- disappointing quarterly revenue or operating results, which could adversely affect our stock price;
- our common stock is particularly subject to volatility because of the industry in which we operate;
- consequences arising if an active public trading market for our common stock does not continue;
- consequences if we fail to regain compliance with applicable Nasdaq requirements;
- adverse consequences if securities analysts publish adverse research or reports, or otherwise fail to cover us at all;
- our failure to wisely apply the proceeds derived from our May and October 2007 financings effectively;
- adverse cash flow consequences from leverage and debt service obligations;
- substantial cash payments could be required upon an event of default under our variable rate convertible debentures;
- failure to maintain the registration statements covering the resale of shares of common stock for certain investors will result in liquidated damages;
- covenants and restrictions in certain investor agreements could restrict our ability to operate our business;
- the implications of the actual or anticipated conversion or exercise of our convertible securities; and
- future sales by us or our stockholders of shares of common stock could depress the market price of our common stock.

Market data and other statistical information used throughout this report is based on independent industry publications, government publications, reports by market research firms or other published independent sources and on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this report, including under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our financial statements and the related notes.

Forward-looking statements in this report speak only as of the date hereof, and forward looking statements in documents incorporated by reference speak only as of the date of those documents. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law. Unless otherwise noted, the terms "we," "our," "us," "Company," refer to Natural Health Trends Corp. and its subsidiaries.

Part I

Item 1. BUSINESS

Overview of Business

Natural Health Trends Corp. is an international direct-selling and e-commerce organization headquartered in Dallas, Texas. Subsidiaries controlled by us sell personal care, wellness, and "quality of life" products under the "NHT Global" brand to an independent distributor network that either uses the products themselves or resells them to consumers. Prior to June 1, 2006, we marketed our "NHT Global" branded products under the name "Lexxus International."

Our majority-owned subsidiaries have an active physical presence in the following markets: North America, which consists of the United States and Canada; Greater China, which consists of Hong Kong, Macau, Taiwan and China; Southeast Asia, which consists of Singapore, the Philippines and Indonesia; South Korea; Japan; Latin America, which primarily consists of Mexico; and Europe, which consists of Italy and Slovenia.

We seek to be a leader in the direct selling industry serving the health and wellness marketplace by selling our products into many markets through our direct selling marketing operations. Our objectives are to enrich the lives of the users of our products and enable our distributors to benefit financially from the sale of our products.

We were originally incorporated as a Florida corporation in 1988. We merged into one of our subsidiaries and re-incorporated in the State of Delaware effective June 29, 2005. We maintain executive offices at 2050 Diplomat Drive, Dallas, Texas 75234 and our telephone number is (972) 241-4080. We maintain a website located at www.naturalhealthtrendscorp.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our website as soon as reasonably practicable after we file electronically such material with, or furnish it to, the United States Securities and Exchange Commission, or SEC. Our Code of Ethics for Senior Financial Officers can also be found on our website. The information provided on our website should not be considered part of this report.

Our common stock is traded on the Nasdaq Global Market under the ticker symbol "BHIP."

Our Principal Products

We offer a line of "NHT Global" branded products that include:

- *Skindulgence®* is a skin care system that includes a "30-Minute Non-Surgical FaceLift" as well as a spa collection for hands, feet and all-over body. The "30-Minute Non-Surgical FaceLift" is designed to create a more youthful appearance by helping to tone and firm facial muscles, by helping to diminish fine lines and wrinkles and by helping to improve skin tone and color. The facelift masque is coupled with a cleanser and moisturizer.

- *Alura®* is an intimacy enhancing cream for women.

- *Premium Noni Juice™* is a reconstituted morinda citrifolia fruit juice, made from organic noni puree. Noni is a fruit native in the Samoan Islands of the South Pacific. Marketed as a refreshing and energizing beverage, its natural flavor has been enhanced with white grape concentrate, concord grape concentrate, pineapple juice puree and other natural flavors.

- *LexLips™* is a lip enhancing gloss designed to create the effect of fuller lips and to help reduce fine lines and wrinkles around the mouth.

- *La Vie™* is an energy-boosting dietary supplement described as a non-alcoholic red wine.

- *180° Life System® CarbBlocker* is a weight management product.

- *Triotein™* is a lactose-free whey protein powder that provides amino acid substrates needed to stimulate the body's production of an anti-oxidant, intracellular glutathione peroxidase, in an effort to optimize the body's ability to heal itself.

- *Cluster Concentrate™* is a product created for increased and more efficient cell hydration.

- *TriFusion Plus*™ is a beverage with a unique blend of exotic fruits and berries rich in antioxidants, lycopene, and more. Its main ingredients are Acai berry, Goji berry, the Mangosteen fruit, and the Gac fruit; each containing phytonutrients. Phytonutrients are compounds having antioxidative properties found naturally in plant-based foods such as fruit and vegetables.

In addition, some our subsidiaries offer products specific to their local markets.

Operations of the Business

Operating Strategy

Our mission is to help people develop a successful home-based business by offering superior products and services.

Operationally, our strategy in the short term is to reduce our overhead and improve commission payout to stabilize our revenue base. Our top priority markets are Greater China, South Korea, and Europe.

Our long term strategy is to build a sustainable, steady-growth facilitating business model that is based on:

- Regularly introducing consumable products;
- Offering attractive commission plans; and
- Supporting the field with superior customer services.

After cost reductions in 2006, we underwent a major restructuring, removing redundant top and mid-level management positions, in the fourth quarter of 2007. We will continue to look for cost reduction opportunities, but believe that the material cost reductions have all been completed.

A major commission plan change was implemented in the second quarter of 2007. The result was less than satisfying. While the payout as a percentage of sales was lowered, sales have decreased significantly since the effective date of the change. We decided to reverse some of the changes in March 2008, primarily in the markets of Hong Kong, the United States, and Taiwan. Additional enhancements were also added at the same time to improve sales momentum. We are so far encouraged by recent progress in this area.

Sourcing of Products

Our executive staff works with research and development personnel of our manufacturers and other prospective vendors to create product concepts and develop the product ideas into actual products. Each of our three current major product lines - *Skindulgence*®, *Alura*® and *Premium Noni Juice*™ - were originally conceived by our manufacturing vendors. We or certain of our subsidiaries then enter into supply agreements with the vendors pursuant to which we obtain rights to sell the products under private labels (or trademarks) that are owned by us. Because our current main products all came to us originally as proposals from our vendors, we have incurred minimal "out-of-pocket" research and development costs through December 31, 2007. In addition, some of our local markets introduce their own products from time to time and these products are sometimes adopted by our other markets.

We or certain of our subsidiaries generally purchase finished goods from manufacturers and sell them to our distributors for their resale or personal consumption. Aloe Commodities International (for *Skindulgence*®), 40Js LLC (for *Alura*®) and Two Harbor Trading (for *Premium Noni Juice*™) are our three most significant vendors, accounting for a majority of our product purchases. We believe that, in the event we are unable to source products from our current or alternate suppliers, our revenue, income and cash flow could be adversely and materially impacted. We have contracts with Aloe Commodities International and Two Harbor Trading that have annual renewal rights. We do not have a long term contract with 40Js LLC.

Marketing and Distribution

Our distributors are independent full-time or part-time contractors who purchase products directly from our subsidiaries via the Internet for resale to retail consumers (other than in China, Europe, and certain other markets) or for their own personal consumption. Purchasers of our products in China, Europe and certain other markets may purchase only for their own personal consumption and not for resale. The growth of a distributor's business depends largely upon their ability to recruit a down-line network of distributors and the popularity of our products in the marketplace.

The following table sets forth the number of active distributors by market for the time periods indicated. We consider a distributor "active" if they have placed at least one product order with us during the preceding year.

	Year Ended December 31,	
	2006	2007
North America	8,840	3,900
Hong Kong	59,970	33,470
Taiwan	3,620	4,650
Southeast Asia	1,380	860
South Korea	9,250	7,130
Australia/New Zealand	570	340
Japan	6,240	2,440
Latin America	4,300	1,410
Europe	1,880	2,800
Total	96,050	57,000

To become an NHT Global distributor, a prospective distributor must agree to the terms and conditions of our distributor agreement posted on our website. NHT Global distributors generally pay an annual enrollment fee. The distributor agreement sets forth our policies and procedures, and we may elect to terminate a distributor for non-compliance.

We pay commissions to eligible NHT Global distributors based on sales by such distributors' down-line distributors during a given commission period. To be eligible to receive commissions, distributors in some countries may be required to make nominal monthly or other periodic purchases of products. We believe that the uniqueness and desirability of our NHT Global products, combined with a high commission rate, creates a highly desirable business opportunity and work environment for our NHT Global distributors. See "Working with Distributors."

Distributors generally place orders through the Internet and pay by credit card prior to shipment. Accordingly, we carry minimal accounts receivable and credit losses are historically minimal.

We sponsor promotional meetings and motivational training events in key cities in our markets for current and potential NHT Global distributors. These events are designed to inform prospective and existing distributors about both existing and new product lines as well as selling techniques. Distributors typically share their direct selling experiences, their individual selling styles and their recruiting methods at these promotional or training events. Prospective distributors are educated about the structure, dynamics and benefits of the direct selling industry. We are continually developing or updating our marketing strategies and programs to motivate our distributors. These programs are designed to increase distributors' monthly product sales and the recruiting of new distributors in their down-lines.

Management Information Systems

The NHT Global business uses our proprietary web-based MarketVision system to process orders and to communicate business volume activity and commissions to distributors. Other than MarketVision, we have not fully automated and integrated other critical business processes such as inventory management. We automated a substantial amount of our financial reporting processes with the implementation of Oracle's E-Business Suite in the fourth quarter of 2005. We expect to implement further functionality provided we have adequate operating cash flows to reinvest.

Employees

At December 31, 2007, we employed 168 total employees world-wide, of which 31 were located in the United States, 77 in Hong Kong and China, 25 in Taiwan, one in the Philippines, one in Europe, 18 in South Korea, 12 in Mexico, and three in Japan.

Seasonality

Historically our sales have not been impacted by seasonality on any significant basis. From quarter to quarter, we are somewhat impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, most Asian markets celebrate their respective local New Year in the first quarter, which generally has a negative impact on that quarter. We believe that direct selling is also generally negatively impacted during the third quarter, when many individuals, including our distributors, traditionally take time off for vacations. In addition, the national holidays in Hong Kong, China and Taiwan in early October tend to have a significant adverse effect on sales in those markets.

Our spending is materially affected by the major events planned for at different times of the year. A major promotional event could significantly increase the reported expenses during the quarter in which the event actually takes place, while the revenue that might be generated by the event may not occur in the same reporting period.

Intellectual Property

Most of our products are packaged under a "private label" arrangement. We have applied for trademark registration for names, logos and various product names in several countries in which we are doing business or considering expanding into. We currently have three trademark registrations in the United States, with several more applications approved and pending publication. We also rely on common law trademark rights to protect our unregistered trademarks. These common law trademark rights do not provide us with the same level of protection as afforded by a United States federal registration trademark. Common law trademark rights are limited to the geographic area in which the trademark is actually utilized, while a United States federal registration of a trademark enables the registrant to discontinue the unauthorized use of the trademark by a third party anywhere in the United States even if the registrant has never used the trademark in the geographic area where the trademark is being used; provided, however, that the unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark within that geographic area.

In November 2001, the inventor of our *Alura*® product, from whom we have a license to distribute *Alura*®, was awarded a patent for the formulation of that product.

As a result of a settlement agreement with Toyota Motor Sales, U.S.A., the Company changed the name of Lexxus International, Inc. to NHT Global, Inc. and the terms "Lexxus" and "Lexxus International" were replaced in all other uses by us and our subsidiaries by the terms "NHT Global" or a variation that includes "NHT" or "Natural Health Trends." In connection with this name change, we applied for registration of rights in these names and related marks in several countries in which we do business.

In 2005, we implemented a foreign holding and operating company structure for our non-United States businesses, which involved the division of our United States and non-United States operations. As part of implementing this structure, we and some of our United States subsidiaries granted an exclusive license to some of our non-United States subsidiaries to use outside of the United States all of their intangible property, including trademarks, trade secrets and other proprietary information. See "Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations – Income Statement Presentation."

Insurance

We currently carry general liability insurance in the amount of $1,000,000 per occurrence and $2,000,000 in the aggregate as well as customary cargo and other insurance coverage, including coverage for international subsidiaries. We do not carry product liability insurance, but may be covered by the insurance maintained by our principal suppliers. There can be no assurance, however, that product liability insurance would be available, and if available, that it would be sufficient to cover potential claims or that an adequate level of coverage would be available in the future at a reasonable cost, if at all. A successful product liability claim could have a material adverse effect on our business, financial condition and results of operations.

Working with Distributors

Sponsorship

Sponsoring new distributors creates multiple levels in the direct selling structure of NHT Global. The persons that a distributor sponsors within the network are referred to as "sponsored" distributors. Persons newly recruited are assigned by distributors into network positions that can be "under" other distributors, thus they can be called "down-line" distributors. If down-line distributors also sponsor new distributors, they create additional levels within the structure, but their down-line distributors remain in the same down-line network as their original sponsoring distributor.

We rely on our distributors to recruit and sponsor new distributors. Our top up-line distributors tend to focus on building their network of "down-line" distributors and assisting them with the sale of our products. While we provide product samples, brochures and other sales materials, distributors are primarily responsible for recruiting and educating their new distributors with respect to products, the compensation plan and how to build a successful distributorship network.

Distributors are not required to sponsor other distributors as their down-line, and we do not pay any commissions for sponsoring new distributors. However, because of the financial incentives provided to those who succeed in building a distributor network that consumes and resells products, we believe that many of our distributors attempt, with varying degrees of effort and success, to sponsor additional distributors. Because they are seeking new opportunities for income, people are often attracted to become distributors after using our products or after attending introductory seminars. Once a person becomes a distributor, he or she is able to purchase products directly from us at wholesale prices via the Internet. The distributor is also entitled to sponsor other distributors in order to build a network of distributors and product users.

Compensation Plans

NHT Global employs what is commonly referred to as a binary compensation plan. We believe that one of our key competitive advantages within the direct selling industry is our compensation plan for distributors. Under the NHT Global compensation plan, distributors are paid weekly commissions in the market in which the distributor signed up, in that local currency, for product sold by that distributor's down-line distributor network across all geographic markets. Distributors are not paid commissions on purchases or sales of our products made directly by them, but instead earn a spread between the wholesale price paid by the distributor and the retail price received by the distributor. This "seamless" compensation plan enables a distributor located in one country to sponsor other distributors located in other countries where we are authorized to conduct our business.

Currently, there are basically two ways in which NHT Global distributors can earn income:

- Through retail markups on sales of products purchased by distributors at wholesale prices (in some markets, sales are for personal consumption only and income may not be earned through retail mark-ups on sales in that market); and
- Through commissions paid on product purchases made by their down-line distributors.

Each of our products is designated a specified number of sales volume points, also called bonus volume or "BV". Commissions are based on total personal and group sales volume points per sales period. Sales volume points are essentially a percentage of a product's wholesale price. As the distributor's business expands from successfully sponsoring other distributors who in turn expand their own businesses by sponsoring other distributors, the distributor receives higher commissions from purchases made by an expanding down-line network. To be eligible to receive commissions, a distributor may be required to make nominal monthly or other periodic purchases of our products. Certain of our subsidiaries do not require these nominal purchases for a distributor to be eligible to receive commissions. In determining commissions, the number of levels of down-line distributors included within the distributor's commissionable group increases as the number of distributorships directly below the distributor increases. Under our current compensation plan, certain of our commission payout may be limited to a hard cap in terms of a specific percentage of the total bonus value points. In some markets, commissions may be further limited. From time to time we make modifications and enhancements to our compensation plan to help motivate distributors, which can have an impact on distributor commissions. From time to time we also enter into agreements for business or market development, which may result in additional compensation to specific distributors.

Distributor Support

We are committed to providing a high level of support services tailored to the needs of our distributors in each marketplace we are serving. We attempt to meet the needs and build the loyalty of distributors by providing personalized distributor services and by maintaining a generous product return policy (see "Product Warranties and Returns"). Because many of our distributors are working on a part-time basis and have only a limited number of hours each week to concentrate on their business, we believe that maximizing a distributor's efforts by providing effective distributor support has been, and could continue to be, important to our success.

Through training meetings, annual conventions, web-based messages, distributor focus groups, regular telephone conference calls and other personal contacts with distributors, we seek to understand and satisfy the needs of our distributors. Via our websites, we provide product fulfillment and tracking services that result in user-friendly and timely product distribution. Most of our offices maintain meeting rooms, which our distributors may utilize for training and sponsoring activities.

To help maintain communication with our distributors, we offer the following support programs:

- Teleconferences – we hold teleconferences with company management and associate field leadership on various subjects such as technical product discussions, distributor organization building and management techniques.

- Internet – we maintain our main website at www.naturalhealthtrendscorp.com. On this website, the user can read company news, learn more about various products, sign up to be a distributor, place orders, and track the fulfillment and delivery of their order.

- Product Literature – we offer a variety of literature to distributors, including product catalogs, informational brochures, pamphlets and posters for individual products.

- Toll Free Access – we offer "live" consumer support where a customer service representative can address general questions or concerns.

- Broadcast E-mail – we send announcements via e-mail to all active distributors.

Technology and Internet Initiatives

We believe that the Internet has become increasingly important to our business as more consumers communicate online and purchase products over the Internet as opposed to traditional retail and direct sales channels. As a result, we have committed significant resources to our e-commerce capabilities and the abilities of our distributors to take advantage of the Internet. Substantially all of our sales have occurred via the Internet. NHT Global offers a global web page that allows a distributor to have a personalized website through which he or she can sell products in all of the countries in which we do business. Links to these websites can be found at our main website at www.naturalhealthtrendscorp.com. The information provided on these websites should not be considered part of this report.

Rules Affecting Distributors

Our distributor policies and procedures establish the rules that distributors must follow in each country. We also monitor distributor activity in an attempt to provide our distributors with a "level playing field" so that one distributor may not be disadvantaged by the activities of another. We require our distributors to present products and business opportunities in an ethical and professional manner. Distributors further agree that their presentations to customers must be consistent with, and limited to, the product claims and representations made in our literature.

We require that we produce or pre-approve all sales aids used by distributors such as videotapes, audiotapes, brochures and promotional clothing. Further, distributors may not use any form of media advertising to promote products unless it is pre-approved by us. Products may be promoted only by personal contact or by literature produced or approved by us. Distributors are not entitled to use our trademarks or other intellectual property without our prior consent.

Our compliance department reviews reports of alleged distributor misbehavior. If we determine that a distributor has violated our distributor policies or procedures, we may terminate the distributor's rights completely. Alternatively, we may impose sanctions, such as warnings, probation, withdrawal or denial of an award, suspension of privileges of the distributorship, fines, withholding commissions, until specified conditions are satisfied or other appropriate injunctive relief. Our distributors are independent contractors, not employees, and may act independently of us. Further, our distributors may resign or terminate their distributorship at any time without notice. See "Item 1A. – Risk Factors."

Government Regulations

Direct Selling Activities

Direct selling, or multi-level marketing, activities are regulated by various federal, state and local governmental agencies in the United States and foreign countries. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid" schemes, which compensate participants for recruiting additional participants irrespective of product sales, use high-pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

- impose cancellation/product return, inventory buy-backs and cooling-off rights for consumers and distributors;
- require us or our distributors to register with governmental agencies;
- impose reporting requirements; and
- impose upon us requirements, such as requiring distributors to maintain levels of retail sales to qualify to receive commissions, to ensure that distributors are being compensated for sales of products and not for recruiting new distributors.

The laws and regulations governing direct selling are modified from time to time, and, like other direct selling companies, we are subject from time to time to government investigations in our various markets related to our direct selling activities. This can require us to make changes to our business model and aspects of our global compensation plan in the markets impacted by such changes and investigations.

Based on advice of our engaged outside professionals in existing markets, the nature and scope of inquiries from government regulatory authorities and our history of operations in those markets to date, we believe our method of distribution complies in all material respects with the laws and regulations related to direct selling of the countries in which we currently operate.

As a result of restrictions in China on direct selling activities, we are not conducting direct selling in China. Consumers and members purchase the Company's products via a Hong Kong-based web site. The regulatory environment in China is complex. Because we operate a direct selling model outside of China, our operations in China have attracted constant and significant regulatory and media scrutiny. At the end of 2005, China adopted new direct selling and anti-pyramiding regulations that are restrictive and contain various limitations, including a restriction on the ability to pay multi-level compensation to independent distributors. Regulations are subject to discretionary interpretation by municipal and provincial level regulators. Interpretations of what constitutes permissible activities by regulators can vary from province to province and can change from time to time because of the lack of clearly defined rules regarding direct selling activities.

Because of the Chinese government's significant concerns about direct selling activities, it scrutinizes very closely activities of direct selling companies. The scrutiny has increased following adoption of the new direct selling and anti-pyramiding regulations and our business continues to be subject to reviews and investigations by municipal and provincial level regulators. At times, investigations and related actions by government regulators have caused an obstruction to our members' activities in certain locations, and have resulted in a few cases of enforcement actions. In each of these cases, we helped our members with their defense in the legality of their conduct. So far, no material changes to our business model were required. We expect to receive continued guidance and direction as we work with regulators to address our business model and any changes we make to comply with the new direct selling regulations.

In accordance with the new direct selling regulations, we have applied for a direct selling license. It is not clear when direct selling licenses will be issued and how the government in China is processing these applications. If and when we receive a direct selling license, we plan to augment our current business model by conducting direct selling activities within China.

Regulation of Our Products

Our products and related promotional and marketing activities are subject to extensive governmental regulation by numerous governmental agencies and authorities in the United States, including the FDA, the FTC, the Consumer Product Safety Commission, the United States Department of Agriculture, State Attorneys General and other state regulatory agencies. In our foreign markets, the products are generally regulated by similar government agencies, such as the Ministry of Health and Welfare in Japan and the Department of Health in Taiwan. In the event a product, or an ingredient in a product, is classified as a drug or pharmaceutical product in any market, we will generally not be able to distribute that product in that market through our distribution channel because of strict restrictions applicable to drug and pharmaceutical products.

Most of our major markets also regulate advertising and product claims regarding the efficacy of products. This is particularly true with respect to our dietary supplements because we typically market them as foods or health foods. For example, in the United States, we are unable to claim that any of our nutritional supplements will diagnose, cure, mitigate, treat or prevent disease. In the United States, the Dietary Supplement Health and Education Act, however, permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or a function of the body. Most of the other markets in which we operate have not adopted similar legislation and we may be subject to more restrictive limitations on the claims we can make about our products in these markets.

Other Regulatory Issues

As a United States entity operating through subsidiaries in foreign jurisdictions, we are subject to foreign exchange control, transfer pricing and custom laws that regulate the flow of funds between our subsidiaries and us for product purchases, management services and contractual obligations, such as the payment of distributor commissions.

As is the case with most companies that operate in our product categories, we might receive from time to time inquiries from government regulatory authorities regarding the nature of our business and other issues, such as compliance with local direct selling, transfer pricing, customs, taxation, foreign exchange control, securities and other laws. Negative publicity resulting from inquiries into our operations by United States and state government agencies in the early 1990s, stemming in part from alleged inappropriate product and earnings claims by distributors could adversely harm our business.

Product Warranties and Returns

NHT Global refund policies and procedures closely follow industry and country-specific standards, which vary greatly by country. For example, in the United States, the Direct Selling Association recommends that direct sellers permit returns during the twelve-month period following the sale, while in Hong Kong the standard return policy is 14 days following the sale. Our return policies have conformed to local laws or the recommendation of the local direct selling association. In most cases, distributors who timely return unopened product that is in resalable condition may receive a refund. The amount of the refund may be dependent on the country in which the sale occurred, the timeliness of the return, and any applicable re-stocking fee. NHT Global must be notified of the return in writing and such written requests would be considered a termination notice of the distributorship. From time to time, we may alter our return policy in response to special circumstances.

Our Industry

We are engaged in the direct selling industry, selling lifestyle enhancement products, cosmetics, personal care and dietary supplements. More specifically, we are engaged in what is called network marketing or multi-level marketing. This type of organizational structure and approach to marketing and sales include companies selling lifestyle enhancement products, cosmetics and dietary supplements, or selling other types of consumer products, such as Tupperware Corporation and Amway Corp. Generally, direct selling is based upon an organizational structure in which independent distributors of a company's products are compensated for sales made directly to consumers.

NHT Global distributors are compensated for sales generated by distributors they have recruited and all subsequent distributors recruited by their "down-line" network of distributors. The experience of the direct selling industry has been that once a sizeable network of distributors is established, new and alternative products and services can be offered to those distributors for sale to consumers and additional distributors. The successful introduction of new products can dramatically increase sales and profits for both distributors and the direct selling marketing organization.

Competition

We compete with a significant number of other retailers that are engaged in similar lines of business, including sellers of health-related products and other direct sellers such as Nu Skin Enterprises, Inc., USANA Health Sciences, Inc., Mannatech, Inc., Reliv' International, Inc, and Herbalife, Ltd.. Additionally, our competitors include bHIP Global, Inc., a company recently founded by Terry LaCore, a former executive officer and director of the Company who also provided master distributor services to the Company during part of 2007. Many of the competitors have greater name recognition and financial resources than us as well as many more distributors. The direct selling channel tends to sell products at a higher price compared to traditional retailers, which poses a degree of competitive risk. There is no assurance that we would continue to compete effectively against retail stores, Internet- based retailers or other direct sellers.

Item 1A. RISK FACTORS

The Company is exposed to a variety of risks that are inherent in our business and industry. The following are some of the more significant factors that could affect our business and results of operations.

We May Continue To Experience Substantial Negative Cash Flows, Which May Have A Significant Adverse Effect On Our Business And Could Threaten Our Solvency.

We experienced substantial negative cash flows during the years ended December 31, 2006 and 2007, primarily due to declines in our revenues without proportional decreases in expenditures. If this trend continued, the decreasing cash balance could impair our ability to support our operations and, eventually, threaten our solvency, which would have a material adverse effect on our business, results of operations and financial condition as well as our stock price. Negative cash flows and the related adverse market perception associated therewith may have negatively affected, and may in the future negatively affect, our ability to attract new distributors and/or sell our products. There can be no assurance that we will be successful in maintaining an adequate level of cash resources and we could be forced to act more aggressively in the area of expense reduction in order to conserve cash resources as we look for alternative solutions.

If We Continue To Experience Negative Cash Flows, We May Need To Seek Additional Debt Or Equity Financing, Which May Not Be Available On Acceptable Terms Or At All. If Available, It Could Have A Dilutive Effect On The Holdings Of Existing Stockholders.

Unless we are able to stabilize or grow revenues, control expenses and achieve positive cash flows, our ability to support our obligations could be impaired and our liquidity could be adversely affected and our solvency and our ability to repay our debts when they come due could be threatened. We may need to seek additional debt or equity financing on acceptable terms in order to improve our liquidity. However, our ability to obtain additional debt or equity financing is restricted by the terms of some agreements with our investors. In any case, we may not be able to obtain additional debt or equity financing on satisfactory terms, or at all, and any new financing could have a dilutive effect to our existing stockholders.

We Face Risks Related To An SEC Investigation, Securities Litigation and Other Litigation That Could Have A Material Adverse Effect On Our Relationships With Our Distributors, Business, Financial Condition And Results Of Operations. We May Face Additional Litigation In The Future That Could Also Harm Our Business.

In October 2006, the SEC issued a formal order of investigation to determine whether there have been violations of the federal securities laws by us and/or others involved with us. Although we have fully cooperated with the SEC in this matter and intend to continue to fully cooperate, we cannot predict when this investigation will be completed or its outcome. We could face sanctions in connection with any resolution of the SEC investigation, including but not limited to, significant monetary penalties and injunctive relief.

In addition, we and certain of our directors and former officers have been named as defendants in a securities class action lawsuit. Due to the volatility of the stock market and particularly the stock prices of network marketing companies, it is possible that we will face additional class action lawsuits in the future. The findings and outcome of the SEC investigation may affect the class action and other lawsuits that are pending and any future litigation that we may face.

In addition, we continue to defend a lawsuit with the bankruptcy estate of John Loghry, a former master distributor for our NHT Global business. Trial of the trustee's lawsuit has been set for October 2008.

Any settlement of the class action and other litigation or any resolution of the SEC investigation may involve significant cash payments that could create or increase negative cash flows. If we are unable to achieve a settlement of the class action and other litigation, we could be liable for large damage awards. There can be no assurance that damage awards, if any, and the costs of litigation will be covered by insurance. If not, this could have a material adverse effect on our business, results of operations and financial condition.

Defending against existing and potential litigation and other governmental proceedings may continue to require significant expense and attention of our management. There can be no assurance that the significant money, time and effort spent will not adversely affect our business, financial condition and results of operations.

We Could Be Adversely Affected By Additional Audit Committee Investigations.

From time to time, the Audit Committee of our Board of Directors may investigate, or employ an independent investigator to investigate, reported or suspected violations of laws, ethics, or policies by our officers, directors, employees or consultants. Any discovery of wrongdoing resulting from any such investigation, or any disclosure of any such investigation or its results, could have material adverse consequences for us.

Continued Adverse News About Us Could Have A Material Adverse Effect On Our Ability To Attract And Maintain Distributors.

Our recent operating performance, changes in management, volatility in stock price, SEC investigation of us and lawsuits filed against us may have negatively affected, and may continue to negatively affect, our ability to attract and retain distributors, without whom we would be unable to sell our products and generate revenues.

We Could Be Adversely Affected By Additional Management Changes Or An Inability To Attract And Retain Key Management, Directors And Consultants.

Our future success depends to a significant degree on the skills, experience and efforts of our top management, directors and key consultants, particularly our management personnel responsible for our Hong Kong and MarketVision subsidiaries. In November 2005, we terminated two top employees, Mark Woodburn, former President and director of the Company, and Terry LaCore, former Chief Executive Officer of NHT Global U.S. and former director of the Company, due to misconduct. Although we settled our disputes with these individuals in 2006, continued changes in senior management may have had, and may in the future have, a material adverse effect on our business, results of operations and financial condition. We also depend on the ability of our executive officers and other members of senior management to work effectively as a team. The loss of one or more of our executive officers, members of our senior management, directors or key consultants could have a material adverse effect on our business, results of operations and financial condition. Moreover, as our business evolves, we may require additional or different management members, directors or consultants, and there can be no assurance that we will be able to locate, attract and retain them if and when they are needed.

As A Network Marketing Company, We Rely On An Independent Sales Force And We Do Not Have Direct Control Over The Marketing Of Our Products.

We rely on non-employee, independent distributors to market and sell our products. We have a large number of distributors and a relatively small corporate staff to implement our marketing programs and to provide motivational support and training to our distributors. Distributors may voluntarily terminate their agreements with us at any time, and there is typically significant turnover in our distributor ranks.

Since We Cannot Exert The Same Level Of Influence Or Control Over Our Independent Distributors As We Could Were They Our Own Employees, Our Distributors Could Fail To Comply With Our Distributor Policies And Procedures, Which Could Result in Claims Against Us That Could Harm Our Financial Condition And Operating Results.

Our distributors are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if distributors were our own employees. As a result, there can be no assurance that our distributors will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our distributor policies and procedures. Extensive federal, state and local laws regulate our business, our products and our network marketing program. Because we have expanded into foreign countries, our policies and procedures for our independent distributors differ due to the different legal requirements of each country in which we do business. While we have implemented distributor policies and procedures designed to govern distributor conduct and to protect the goodwill associated with our trademarks and trade names, it can be difficult to enforce these policies and procedures because of the large number of distributors and their independent status. Given the size and diversity of our distributor force, we experience problems with distributors from time to time, especially with respect to our distributors in foreign markets. Distributors often desire to enter a market, before we have received approval to do business, to gain an advantage in the marketplace. Improper distributor activity in new geographic markets could result in adverse publicity and can be particularly harmful to our ability to ultimately enter these markets. Violations by our distributors of applicable law or of our policies and procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent distributors. If any of these events occur, the value of an investment in our common shares could be impaired.

We May Be Unable To Protect Or Use Our Intellectual Property Rights.

We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Moreover, the laws of some countries in which we market our products may afford little or no effective protection of our intellectual property rights. The unauthorized copying or other misappropriation of our intellectual property could enable third parties to benefit from such property without paying us for it. For example, limited protection of intellectual property is available under Chinese law, and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. This could have a material adverse effect on our business, operating results and financial condition. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. It is also possible that our use of our intellectual property rights could be found to infringe on prior rights of others and, in that event, we could be compelled to stop or modify the infringing use, which could be burdensome and expensive.

Claims May Arise Against Us From Unknown Oral Agreements And Misconduct of Former Officers and Directors.

We have investigated oral agreements entered into and misconduct by Mark Woodburn, former President and director of the Company, and Terry LaCore, former Chief Executive Officer of NHT Global and former director of the Company. There can be no assurance that all such oral agreements and misconduct have been discovered. Additional discoveries could lead to claims and proceedings against us, our subsidiaries and their officers and directors. If it is determined that any conduct by Messrs. Woodburn and LaCore or any other current or former employee, officer or agent violated any law, there can be no assurance that we or one or more of our subsidiaries would not be subjected to prosecution or adverse proceedings. Any such claims, prosecutions or other proceedings and the cost of their defense could have a material adverse impact on our reputation, business and financial condition.

Adverse Publicity Associated With Our Products, Ingredients Or Network Marketing Program, Or Those Of Similar Companies, Could Harm Our Financial Condition And Operating Results.

Adverse publicity concerning any actual or claimed failure by us or our distributors to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the licensing of our products for sale in our target markets or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our ability to attract, motivate and retain distributors, which would negatively impact our ability to generate revenue. We cannot ensure that all distributors will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of our products.

In addition, our distributors' and consumers' perception of the safety and quality of our products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by national media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers' use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

Network marketing systems such as ours are frequently subject to laws and regulations directed at ensuring that product sales are made to consumers of the products and that compensation, recognition, and advancement within the marketing organization are based on the sale of products rather than investment in the sponsoring company. We are subject to the risk that, in one or more of our present or future markets, our marketing system could be found not to comply with these laws and regulations or may be prohibited. Failure to comply with these laws and regulations or such a prohibition could have a material adverse effect on our business, financial condition, and results of operations. Further we may simply be prohibited from distributing products through a network-marketing channel in some foreign countries, or be forced to alter our compensation plan.

Our Failure To Maintain And Expand Our Distributor Relationships Could Adversely Affect Our Business.

We distribute our products through independent distributors, and we depend upon them directly for all of our sales. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of distributors. Our direct selling organization is headed by a relatively small number of key distributors. The loss of a significant number of distributors, including any key distributors, could materially and adversely affect sales of our products and could impair our ability to attract new distributors. Moreover, the replacement of distributors could be difficult because, in our efforts to attract and retain distributors, we compete with other direct selling organizations, including but not limited to those in the personal care, cosmetic product and nutritional supplement industries. Our distributors may terminate their services with us at any time and, in fact, like most direct selling organizations, we have a high rate of attrition.

Following a 97% and 33% increase in active distributors in 2004 and 2005, we experienced a 19% decrease in active distributors during 2006 (excluding KGC and the Kaire Entities which were sold during 2005 and 2006, respectively) and a 41% decrease in active distributors during 2007. The number of active distributors or their productivity may not increase and could further decline in the future. Distributors may terminate their services at any time, and, like most direct selling companies, we experience a high turnover in our distributor ranks. We cannot accurately predict any fluctuation in the number and productivity of distributors because we primarily rely upon existing distributors to sponsor and train new distributors and to motivate new and existing distributors. Operating results could be adversely affected if our existing and new business opportunities and products do not generate sufficient economic incentive or interest to retain existing distributors and to attract new distributors.

Changes to Our Distributor Compensation Plan May Not Gain Acceptance

We completed implementation of a change in our compensation plan for distributors during the second quarter of 2007. Among other things, this change introduced a new bonus value builder feature allowing independent distributors to customize their product packages, as opposed to having to select assortments pre-determined by us, and reduced certain thresholds for earning commissions so that they can be earned earlier and quicker. This change also eliminated a direct bonus feature of the plan.

This change did not gain wide acceptance and, in March 2008, we reverted to a modified version of our previous compensation plan for distributors. Thresholds for earning commissions and a direct bonus feature were re-introduced and the payout ratio of certain commissions was increased. If distributors fail to understand the compensation plan or are unhappy with it, we could lose distributors and fail to attract new distributors.

Because Our Hong Kong Operations Account For A Majority Of Our Business, Any Adverse Changes In Our Business Operations In Hong Kong Would Materially Harm Our Business.

In 2006 and 2007 approximately 67% and 62% of our revenue, respectively, was generated in Hong Kong. Various factors could harm our business in Hong Kong, such as worsening economic conditions or other events that are out of our control. For example, on April 12, 2004, a television program was aired in China with respect to the operations of our Hong Kong subsidiary and our representative office located in Beijing. The television program alleged that our Hong Kong operations engaged in fraudulent activities and sold products without proper permits. Due to the adverse publicity caused by the airing of the television program, revenues from Hong Kong declined significantly. There have been other isolated cases of alleged misconduct by our members in China. If the alleged misconduct of our members in China is finally determined to be illegal and attributable to us or our subsidiaries, then this could have a material adverse effect on our financial condition and results of operations. In July 2007, we were advised to voluntarily suspend marketing activities in China during the third quarter of 2007 when the Chinese government was expected to impose a more intense enforcement program against illegal chained sales activities. We did not want to run the risk of being inadvertently entangled in the government enforcement actions and voluntarily withdrew all marketing activities from China during that period. It may be necessary or advisable to repeat this action from time to time in the future, and such self-imposed periods of reduced activity could have a material adverse effect on our financial condition and results of operations.

Our Business In Hong Kong, Which Represented 62% Of Our Revenue In 2007, May Be Harmed By The Results Of Increased Government Scrutiny Of Our Current And Proposed Operations In China.

From 1998 to 2005, direct selling was restricted in China to ten companies that had an approval that we do not currently have. In November 2005, the Chinese government adopted anti-multilevel marketing legislation ahead of its December 2005 adoption of legislation to legalize direct selling. Since December 2005, additional companies have been granted a direct selling license, though based on our understanding not all granted licenses were activated and some had been revoked. Meanwhile, the government has rigorously monitored multi-level marketing activities and somewhat inconsistently enforced these laws. In the past, the government has taken significant actions against certain companies, including at least one that has obtained a direct selling license, that the government found in violation of applicable laws. Governmental actions included shutting down their businesses and arresting alleged perpetrators. Consequently, a few of our direct selling peer companies have modified their business models and started selling to Chinese consumers through owned, leased or franchised retail outlets. We have not implemented a direct sales model in China although we have applied for a direct selling license. Instead, we have launched an e-commerce retail model. We cannot conduct direct selling operations in China until such time as we have a direct selling license. Further, the Chinese entity operates separately from the Hong Kong entity, though a Chinese consumer may elect to participate separately in both. While it is not certain if the Chinese government will render the same opinion as we do regarding this model, we believe that the China entity will be compliant as it will not be operating a direct selling model in China until it receives a direct selling license.

We Could Be Required To Modify Our Compensation Plan In China In A Way That Could Make It Less Attractive To Members, And This Could Have A Significant Adverse Effect On Our Revenue.

We could be required to modify our compensation plan in China in a way that could make it less attractive to members. Any such modification to our compensation plan could, therefore, have a material adverse effect on revenue. Moreover, the business model that we are implementing in China will likely involve costs and expenses that we do not generally incur in the e-commerce business that we have historically operated in other markets, including Hong Kong. As a result, the business that we ultimately are able to conduct in China could be materially less profitable than the e-commerce business that we have historically operated in Hong Kong.

Our E-Commerce Business In Hong Kong, Which Represents A Significant Portion Of Our Total Revenue, Could Be Adversely Affected By The Activities Of The Members in China, If Members In China Engage In Activities That Are Deemed To Violate China's Anti-Multilevel Marketing Laws.

While we have strictly forbidden any of our members in China to engage in activities that violate China's anti-multilevel marketing laws, some of our members in China have engaged in such activities. In Dongguan, four of our members were detained for questioning in October 2005 with regard to possible violation of Chinese law regarding the maximum number of people who can attend a meeting as well as possible improper network marketing business activity. Charges were never filed and all individuals were released. In April, 2006, a media report indicated that someone was detained by Public Security in Changsha for investigation of similar allegations. We have not been able to determine if the individual in question is, in fact, a member and whether or not any laws were actually broken. Initial inquiries made by retained Chinese counsel indicate that no one is still being detained or has been charged. Reviews and investigations of such activities by government regulators, if any are commenced, could restrict our ability to conduct business.

Most of our Hong Kong revenues are derived from the sale of products that are delivered to members in China. We operate an e-commerce direct selling model in Hong Kong and recognize this revenue as being generated in Hong Kong. Orders are taken in Hong Kong. Commissions are earned by members in China based on the same binary model used by us throughout the world and are recorded and paid in Hong Kong and denominated in Hong Kong Dollars. Commission incomes are declared to the tax authorities in Hong Kong. Members who order the products register themselves with a Hong Kong address and tax identification number. None of the servers on which our Hong Kong e-commerce activities are conducted are located in China. Products purchased by members in China are delivered by us to a third party that acts as the importer of record under an agreement to pay applicable duties. From April 2005 through December 2005, the importer of record was a related party. See Note 12 in the accompanying consolidated financial statements.

We believe that the laws and regulations in China regarding direct selling and multi-level marketing are not specifically applicable to our Hong Kong based e-commerce activity. Nor are we aware of any specific laws or regulations in China, or any official interpretation thereof, that govern this Hong Kong centered e-commerce activity. However, there can be no assurance that such laws, regulations or interpretations will not be adopted in the future. Should such laws, rules or interpretations be adopted or should the government determine that our e-commerce activity violates China's anti-multilevel marketing legislation, there could be a material adverse effect on our business, cash flow and financial statements. There is no way we can estimate the effect of such an adverse effect.

Although we would attempt to work closely with both national and local governmental agencies in implementing our plans, our efforts to comply with national and local laws may be harmed by a rapidly evolving regulatory climate, concerns about activities resembling violations of anti-multi-level marketing legislation and any subjective interpretation of laws. Any determination that our operations or activities, or the activities of our employee sales representatives, distributors living outside of China or importers of record are not in compliance with applicable regulations could result in the imposition of substantial fines, extended interruptions of business, restrictions on our future ability to obtain business license or expand into new locations, substantially diminishing our ability to retain existing sales representatives and attract new sales representatives, changes to our business model, the termination of required licenses to conduct business, or other actions, all of which would harm our business.

If We Fail To Obtain A Direct Selling License In China, Our Future Business Could Be Harmed.

The Chinese government has adopted new direct selling legislation as of December 1, 2005. We submitted an application for a direct selling license in December 2005 and, after rules changes, re-submitted an application package in June 2006. In November 2007, we filed a new, revised direct selling application incorporating a name change, our new e-commerce model and other developments. We think we meet all of the legal requirements, including capitalizing our Chinese entity with a $12.0 million cash infusion, but there can be no assurance that a license will be granted. We currently operate an e-commerce retail model in China that is linked to a member's position in Hong Kong. If we are able to obtain a direct selling license in China, the license would provide us with more options to do business. If we do not obtain the license, we will be impacted but we do not believe that we would be materially adversely affected under our current model.

Failure To Properly Pay Business Taxes Or Customs Duties, Including Those In China, Could Have A Material Adverse Effect.

In the course of doing business we may be subject to various taxes, such as sales and use, value-added, franchise, income, and import duty. The failure to properly calculate, report and pay such taxes when we are subject to them could have a material adverse effect on our financial condition and results of operations. Moreover, any change in the law or regulations regarding such taxes, or any interpretation thereof, could result in an increase in the cost of doing business.

Between April and December 2005, our Hong Kong subsidiary engaged a service provider to facilitate product importation into China and act, or engage another party to act, as the importer of record. The individual that owns that service provider was one of the directors of our wholly-owned Chinese subsidiary. We believe that the amount of duty paid to Chinese Customs on the imported goods by the importer of record was paid at the negotiated rate. However, there can be no assurance that Chinese Customs will not elect, in the future, to examine the duty paid, and if they conduct such examination, they may conclude that the valuation established was insufficient, resulting in an underpayment of duties. As a consequence, the importer of record could be required to pay additional duties and possible penalties to Chinese Customs. Additional duties could range between zero and $46.0 million, plus penalties. The extreme worst case was calculated using the highest possible assessment to the highest possible declared value and assuming that negotiated valuation practices do not apply. We believe that any such future assessment of additional duties or penalties would be made against and become the responsibility of the importer of record. There can be no assurance that we or our subsidiaries would not be assessed with such liability in the event that the importer of record is unable to pay all or part of such amount.

If We Continue To Operate In Foreign Markets Our Business Becomes Increasingly Subject To Political And Economic Risks. Changes In These Markets Could Adversely Affect Our Business.

We believe that our ability to achieve future growth is dependent in part on our ability to continue our international expansion efforts. However, there can be no assurance that we would be able to grow in our existing international markets, enter new international markets on a timely basis, or that new markets would be profitable. We must overcome significant regulatory and legal barriers before we can begin marketing in any foreign market.

Also, it is difficult to assess the extent to which our products and sales techniques would be accepted or successful in any given country. In addition to significant regulatory barriers, we may also encounter problems conducting operations in new markets with different cultures and legal systems from those encountered elsewhere. We may be required to reformulate certain of our products before commencing sales in a given country. Once we have entered a market, we must adhere to the regulatory and legal requirements of that market. No assurance can be given that we would be able to successfully reformulate our products in any of our current or potential international markets to meet local regulatory requirements or attract local customers. The failure to do so could have a material adverse effect on our business, financial condition, and results of operations. There can be no assurance that we would be able to obtain and retain necessary permits and approvals.

In many markets, other direct selling companies already have significant market penetration, the effect of which could be to desensitize the local distributor population to a new opportunity, or to make it more difficult for us to recruit qualified distributors. There can be no assurance that, even if we are able to commence operations in foreign countries, there would be a sufficiently large population of potential distributors inclined to participate in a direct selling system offered by us. We believe our future success could depend in part on our ability to seamlessly integrate our business methods, including distributor compensation plan, across all markets in which our products are sold. There can be no assurance that we would be able to further develop and maintain a seamless compensation program.

An Increase In The Amount Of Compensation Paid To Distributors Would Reduce Profitability.

A significant expense is the payment of compensation to our distributors, which represented approximately 51% and 46% of net sales during 2006 and 2007, respectively. Factors impacting the overall commission payout include the growth and depth of the distributor network, the distributor retention rate, the level of promotions, local promotional programs and business development agreements. We compensate our distributors by paying commissions, bonuses, and certain awards and prizes. We closely monitor the amount of compensation paid to distributors as a percentage of net sales and have recently implemented adjustments to our compensation plan to provide, in our view, a more viable and sustainable business model for both us and our distributors. There can be no assurance that these changes or future changes to our compensation plan or product pricing would be successful in maintaining the level of distributor compensation expense as a percentage of net sales. Furthermore, these changes may make it difficult to recruit and retain qualified and motivated distributors. An increase in compensation payments to distributors as a percentage of net sales will reduce our profitability.

We Do Not Have Product Liability Insurance And Product Liability Claims Could Hurt Our Business.

Currently, we do not have product liability insurance, although the insurance carried by our suppliers may cover certain product liability claims against us. As a marketer of nutraceuticals, cosmetics and other products that are ingested by consumers or applied to their bodies, we may become subjected to various product liability claims, including that:

- our products contain contaminants;
- our products include inadequate instructions as to their uses; or
- our products include inadequate warnings concerning side effects and interactions with other substances.

If our suppliers' product liability insurance fails to cover product liability claims or other product liability claims, or any product liability claims exceeds the amount of coverage provided by such policies or if we are unsuccessful in any third party claim against the manufacturer or if we are unsuccessful in collecting any judgment that may be recovered by us against the manufacturer, we could be required to pay substantial monetary damages which could materially harm our business, financial condition and results of operations. As a result, we may become required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future. Especially since we do not have direct product liability insurance, it is possible that product liability claims and the resulting adverse publicity could negatively affect our business.

Our Internal Controls And Accounting Methods May Require Further Modification.

We modified certain of our accounting policies and made other adjustments to our accounting for past transactions, which resulted in the restatement of our financial statements for each quarter in 2001, 2002, and 2003, for the years ended December 31, 2001, 2002, 2003, and 2005, as well as the first quarter in 2004. In connection with the restatement of our financial statements, many of the restatement items were the result of material weaknesses in our internal controls and procedures. Also, in November 2005, our top two officers at the time, Mark Woodburn and Terry LaCore, our President and the Chief Executive Officer of NHT Global, Inc., our United States subsidiary ("NHT Global U.S."), respectively, were terminated due to management misconduct.

We continue to develop controls and procedures and plan to implement additional controls and procedures sufficient to accurately report our financial performance on a timely basis in the foreseeable future. If we are unable to develop and implement effective controls and procedures, we may not be able to report our financial performance on a timely basis and our business and stock price would be adversely affected.

If We Fail To Maintain An Effective System Of Internal Controls In The Future, We May Not Be Able To Accurately Report Our Financial Results Or Prevent Fraud. As A Result, Investors May Lose Confidence In Our Financial Reporting.

The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal control over financial reporting. Among other things, we must perform systems and processes evaluation and testing. We must also conduct an assessment of our internal controls to allow management to report on our assessment of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We are required to provide management's assessment of internal controls in conjunction with the filing of this report and we expect that we and other non-accelerated filers will be required to provide an auditor's attestation on our internal controls as of December 31, 2009, in the Form 10-K to be filed in the first quarter of 2010. As disclosed under Item 9A(T) of this report, our management concluded that in light of a combination of deficiencies at our subsidiary in Taiwan, our internal control over financial reporting was not effective at December 31, 2007. In the future, our continued assessment, or the assessment by our independent registered public accounting firm, could reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in future Annual Reports on Form 10-K. We believe, at the current time, that we are taking appropriate steps to mitigate these risks. However, disclosures of this type can cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. Deficiencies in our internal controls over financial reporting may negatively impact our business and operations.

We Rely On And Are Subject To Risks Associated With Our Reliance Upon Information Technology Systems.

Our success is dependent on the accuracy, reliability, and proper use of information processing systems and management information technology. Our information technology systems are designed and selected to facilitate order entry and customer billing, maintain distributor records, accurately track purchases and distributor compensation payments, manage accounting operations, generate reports, and provide customer service and technical support. Although we acquired MarketVision Communications Corporation ("MarketVision"), our distributor software service provider, during the first half of 2004, in part, to gain greater control over its operations, any interruption in these systems could have a material adverse effect on our business, financial condition, and results of operations.

In connection with our acquisition of MarketVision in 2004, we and MarketVision entered into a Software License Agreement, with MarketVision Consulting Group, LLC, a limited liability company owned by John Cavanaugh, the President of MarketVision, and Jason Landry, a Vice President of MarketVision (the "Licensee"). Upon an Event of Default (as defined), the Software License

Agreement grants, among other things, the Licensee with an irrevocable, exclusive, perpetual, royalty free, fully-paid, worldwide, transferable, sublicensable right and license to use, copy, modify, distribute, rent, lease, enhance, transfer, market, and create derivative works to the MarketVision software. An "Event of Default" under the Software License Agreement includes a "Share Default," which is defined as our market value per share failing to equal or exceed $10.00 per share for any one rolling period of six months for a certain period following the acquisition of MarketVision. The last time that our stock closed at or above $10.00 per share was February 16, 2006, and a Share Default would otherwise have occurred on August 17, 2006. The parties to the Software License Agreement amended that agreement to provide that no Share Default would occur prior to December 31, 2006. No further amendments have been entered into, and as a result, we are currently in default.

Although an Event of Default has occurred, we believe that we continue to have the right to use the MarketVision software for internal use only and not as an application service provider or service bureau, but may not rent, lease, license, transfer or distribute the software without the Licensee's prior written consent. Moreover, we believe that we have the right to receive certain application service provider services from Licensee, if it chooses to do so. We do not believe that the occurrence of the Event of Default has had or will have a material adverse effect on us.

Regulatory Matters Governing Our Industry Could Have A Significant Negative Effect On Our Business.

In both our United States and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. There can be no assurance that we or our distributors are in compliance with all of these regulations. Our failure or our distributors' failure to comply with these regulations or new regulations could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues.

Direct Selling System

Our direct selling system is subject to a number of federal and state regulations administered by the Federal Trade Commission (the "FTC") and various state agencies as well as regulations in foreign markets administered by foreign agencies. Regulations applicable to direct selling organizations generally are directed at ensuring that product sales ultimately are made to consumers and that advancement within the organizations is based on sales of the organizations' products rather than investments in the organizations or other non-retail sales related criteria. We are subject to the risk that, in one or more markets, our marketing system could be found not to be in compliance with applicable regulations. The failure of our direct selling system to comply with such regulations could have a material adverse effect on our business in a particular market or in general.

We are also subject to the risk of private party challenges to the legality of our direct selling system. The regulatory requirements concerning direct selling systems do not include "bright line" rules and are inherently fact-based. An adverse judicial determination with respect to our direct selling system, or in proceedings not involving us directly but which challenge the legality of other direct selling marketing systems, could have a material adverse effect on our business.

On April 12, 2006 the FTC issued a notice of proposed rulemaking which, if implemented, will regulate all sellers of "business opportunities" in the United States. The proposed rule would, among other things, require all sellers of business opportunities, which would likely include us, to (i) implement a seven day waiting period before entering into an agreement with a prospective business opportunity purchaser, and (ii) provide all prospective business opportunity purchasers with substantial information in writing at the beginning of the waiting period regarding the business opportunity, including information relating to: representations made as to the earnings experience of other business opportunity purchasers, the names and telephone numbers of recent purchasers in their geographic area, cancellation or refund policies and requests within the prior two years, certain legal actions against the company, its affiliated companies and company officers, directors, sales managers and certain others. The Direct Selling Association (the "DSA") and other interested parties have filed over 17,000 comments with the FTC that are publicly available regarding the proposed rule through the FTC's website at http://www.ftc.gov/os/comments/businessopprule/index.htm. The DSA and other interested parties also filed "rebuttal" comments with the FTC in September 2006. Based on information currently available, we anticipate that the final rule may require several years to become final and effective, and may differ substantially from the rule as originally proposed. Nevertheless the proposed rule, if implemented in its original form, would negatively impact our business in the United States.

Product Regulations

The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of certain of our products are subject to extensive regulation by various federal agencies, including the U.S. Food and Drug Administration ("FDA"), FTC, the Consumer Product Safety Commission and the United States Department of Agriculture and by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. Failure by our distributors or us to comply with those regulations could lead to the imposition of significant penalties or claims and could materially and adversely affect our business. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and may adversely affect the marketing of our products, resulting in significant loss of sales revenues.

On March 7, 2003, the FDA proposed a new regulation to require current Good Manufacturing Practices ("cGMPs"), affecting the manufacture, packing, and holding of dietary supplements. The proposed regulation would establish standards to ensure that dietary supplements and dietary ingredients are not adulterated with contaminants or impurities, and are labeled to accurately reflect the active ingredients and other ingredients in the products. It also includes proposed requirements for designing and constructing physical plants, establishing quality control procedures, and testing manufactured dietary ingredients and dietary supplements, as well as proposed requirements for maintaining records and for handling consumer complaints related to cGMPs. We are evaluating this proposal with respect to its potential impact upon the various contract manufacturers that we use to manufacture our products, some of whom might not meet the new standards.

Product Claims, Advertising and Distributor Activities

Our failure to comply with FTC or state regulations, or with regulations in foreign markets that cover our product claims and advertising, including direct claims and advertising by us, as well as claims and advertising by distributors for which we may be held responsible, may result in enforcement actions and imposition of penalties or otherwise materially and adversely affect the distribution and sale of our products. Distributor activities in our existing markets that violate applicable governmental laws or regulations could result in governmental or private actions against us in markets where we operate. Given the size of our distributor force, we cannot assure that our distributors would comply with applicable legal requirements.

Transfer Pricing and Similar Regulations

In many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned by our United States or local entities and are taxed accordingly. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products.

Our principal domicile is the United States. Under tax treaties, we are eligible to receive foreign tax credits in the United States for taxes paid abroad. If our operations expand outside the United States, taxes paid to foreign taxing authorities may exceed the credits available to us, resulting in the payment of a higher overall effective tax rate on our worldwide operations.

We have adopted transfer pricing agreements with our subsidiaries to regulate inter-company transfers, which agreements are subject to transfer pricing laws that regulate the flow of funds between the subsidiaries and the parent corporation for product purchases, management services, and contractual obligations, such as the payment of distributor compensation. In 2005, we implemented a foreign holding and operating company structure for our non-United States businesses, although we have since discontinued our operational use of this structure to reduce costs and because we determined that our United States operating losses will lower our overall effective tax rate.

We believe that we operate in compliance with all applicable transfer pricing laws and we intend to continue to operate in compliance with such laws. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that those laws would not be modified, which, as a result, may require changes in our operating procedures.

Taxation Relating To Distributors

Our distributors are subject to taxation, and in some instances legislation or governmental agencies impose an obligation on us to collect the taxes, such as value added taxes, and to maintain appropriate records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar taxes with respect to our distributors.

Other Regulations

We are also subject to a variety of other regulations in various foreign markets, including regulations pertaining to employment and severance pay requirements, import/export regulations and antitrust issues. Our failure to comply or assertions that we fail to comply with these regulations could have a material adverse effect on our business in a particular market or in general.

To the extent we decide to commence or expand operations in additional countries, government regulations in those countries may prevent or delay entry into or expansion of operations in those markets. In addition, our ability to sustain satisfactory levels of sales in our markets is dependent in significant part on our ability to introduce additional products into the markets. However, government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products.

Currency Exchange Rate Fluctuations Could Lower Our Revenue And Net Income.

In 2006 and 2007, approximately 89% and 90%, respectively, of our revenue was recorded by subsidiaries located outside of North America. Revenue transactions and related commission payments, as well as other incurred expenses, are typically denominated in the local currency. Accordingly, our international subsidiaries use the local currency as their functional currency. The results of operations of our international subsidiaries are exposed to foreign currency exchange rate fluctuations during consolidation since we translate into U.S. dollars using the average exchanges rates for the period. As exchange rates vary, revenue and other operating results may differ materially from our expectations. Additionally, we may record significant gains or losses related to foreign-denominated cash and cash equivalents and the re-measurement of inter-company balances.

We believe that our foreign currency exchange rate exposure is somewhat limited since the Hong Kong dollar is pegged to the U.S. dollar. We also purchase almost all inventories in U.S. dollars. Our foreign currency exchange rate exposure, mainly to Korean won, New Taiwan dollar, Singapore dollar, Japanese yen, Mexican peso, Chinese yuan, and European euro, represented approximately 26% of our revenue in 2007. Our foreign currency exchange rate exposure may increase in the near future as our China and European subsidiaries expand operations. Additionally, our foreign currency exchange rate exposure would significantly increase if the Hong Kong dollar were no longer pegged to the U.S. dollar.

Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Further, to date we have not attempted to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts.

Failure Of New Products To Gain Distributor And Market Acceptance Could Harm Our Business.

An important component of our business is our ability to develop new products that create enthusiasm among our distributor force. If we fail to introduce new products on a timely basis, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, limited capital resources, government regulations, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

System Failures Could Harm Our Business.

Because of our diverse geographic operations and our internationally applicable distributor compensation plans, our business is highly dependent on efficiently functioning information technology systems provided by MarketVision. The MarketVision systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures, computer viruses and worms, hacking, disruption of service attacks, software defects and other events. They are also subject to break-ins, sabotage, acts of vandalism and similar misconduct. Despite precautions implemented by the staff of MarketVision, problems could result in interruptions in services and materially and adversely affect our business, financial condition and results of operations.

We Have A Limited Product Line.

We offer a limited number of products under our NHT Global brand. Our *Premium Noni Juice*™, *Skindulgence*®, *Alura*® and *La Vie*™ products each account for a significant portion of our total sales and, together, account for a significant majority of our total sales. If demand for any of these four products decreases significantly, government regulation restricts the sale of these products, we are unable to adequately source or deliver these products (we currently source two of these products from a single supplier and the other two products from two other suppliers), or we cease offering any of these products for any reason without a suitable replacement, our business, financial condition and results of operations could be materially and adversely affected.

We Do Not Manufacture Our Own Products So We Must Rely On Independent Third Parties For The Manufacturing And Supply Of Our Products.

All of our products are manufactured by independent third parties. There is no assurance that our current manufacturers will continue to reliably supply products to us at the level of quality we require. In the event any of our third-party manufacturers become unable or unwilling to continue to provide the products in required volumes and quality levels at acceptable prices, we will be required to identify and obtain acceptable replacement manufacturing sources. There is no assurance that we will be able to obtain alternative manufacturing sources or be able to do so on a timely basis. An extended interruption in the supply of our products will result in a substantial loss of sales. In addition, any actual or perceived degradation of product quality as a result of our reliance on third party manufacturers may have an adverse effect on sales or result in increased product returns and buybacks.

The High Level Of Competition In Our Industry Could Adversely Affect Our Business.

The business of marketing personal care, cosmetic, nutraceutical, and lifestyle enhancement products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, and retailers that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. Sales of similar products by competitors may materially and adversely affect our business, financial condition and results of operations.

We are subject to significant competition for the recruitment of distributors from other direct selling organizations, including those that market similar products. Many of our competitors are substantially larger than we are, offer a wider array of products, have far greater financial resources and many more active distributors than we have. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan and other incentives. We believe that our compensation and incentive programs provide our distributors with significant earning potential. However, we cannot be sure that our programs for recruitment and retention of distributors would be successful.

Terrorist Attacks, Cyber Attacks, Acts Of War, Epidemics Or Other Communicable Diseases Or Any Other Natural Disasters May Seriously Harm Our Business.

Terrorist attacks, cyber attacks, or acts of war or natural disasters may cause damage or disruption to us, our employees, our facilities and our customers, which could impact our revenues, expenses and financial condition. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility, such as the Chinese objection to the Taiwan independence movement and its resultant tension in the Taiwan Strait, could materially and adversely affect our business, results of operations, and financial condition in ways that we currently cannot predict. Additionally, natural disasters less severe than the Indian Ocean tsunami that occurred in December 2004 may adversely affect our business, financial condition and results of operations.

Disappointing Quarterly Revenue Or Operating Results Could Cause The Price Of Our Common Stock To Fall.

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially.

Our Common Stock Is Particularly Subject To Volatility Because Of The Industry In Which We Operate.

The market prices of securities of direct selling companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the market price of our common stock.

There Is No Assurance That An Active Public Trading Market Will Continue.

There can be no assurance that an active public trading market for our common stock will be sustained. If for any reason an active public trading market does not continue, purchasers of the shares of our common stock may have difficulty in selling their securities should they desire to do so and the price of our common stock may decline.

If We Fail To Regain Compliance With Nasdaq's Independent Director, Audit Committee And Compensation Committee Requirements, Our Common Stock May Be Delisted From The Nasdaq Global Market, Which May Reduce The Price Of Our Common Stock And Levels Of Liquidity Available To Our Stockholders.

Our continued listing on the Nasdaq Global Market requires us to comply with Nasdaq independent director, audit committee and compensation committee requirements. As disclosed in prior filings, Anthony B. Martino resigned from our board of directors on October 19, 2007, leaving us with one independent director on our two member board of directors, and compensation and audit committees comprised of two members each (one independent and the other serving under exceptional and limited circumstances). As a result, we received a letter from The Nasdaq Stock Market (the "Nasdaq Letter") stating that we are not in compliance with the independent director, audit committee and compensation committee requirements for continued listing. As set forth in the Nasdaq Letter, Nasdaq provided us with a cure period in order to regain compliance with these Nasdaq requirements until the earlier of our next annual stockholders meeting or October 19, 2008, or, if our next annual stockholders meeting is held before April 16, 2008, then we must have it in compliance by that date. We intend to regain compliance within this cure period, but if we fail to do so, our common stock may be delisted from the Nasdaq Global Market. If our common stock is delisted, it may become more difficult for our stockholders to sell our stock in the public market and the price of our common stock may be adversely affected. Delisting from the Nasdaq Global Market could also result in other negative implications including the potential loss or reduction of confidence by customers, creditors, suppliers and employees, the potential loss or reduction of investor interests, and fewer business development opportunities, any of which could materially adversely affect our results of operations and financial condition.

If Securities Analysts Do Not Publish Research Or Reports About Our Business Or If They Downgrade Our Stock, The Price Of Our Stock Could Decline.

The trading market for our shares of common stock could rely in part on the research and reporting that industry or financial analysts publish about us or our business. We do not control these analysts. We are unaware of any analyst currently following our stock. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

We Have Broad Discretion To Use The Proceeds Of Our Recent Private Placement Financings.

We have broad discretion in spending the net proceeds generated by our May 2007 and October 2007 private placements. We may spend most of the net proceeds from the private placements in ways that ultimately prove unsuccessful. Our failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition, and may also require further funding, which could dilute stockholders' ownership and cause a decline in the share price of our common stock.

Leverage And Debt Service Obligations May Adversely Affect Our Cash Flows.

In connection with our sale of variable rate convertible debentures in October 2007, we incurred new indebtedness of $4,250,000. As a result of this indebtedness, we incurred significant principal and interest payment obligations. The degree to which we are leveraged could, among other things:

- require us to dedicate a substantial portion of our future cash flows from operations and other capital resources to debt service, especially if the debentures are not converted into shares of common stock or we are otherwise unable to make payments of principal and interest in shares of common stock;
- make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;
- make it more difficult for us to be acquired;
- make us more vulnerable to industry downturns and competitive pressures; and
- limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We Could Be Required To Make Substantial Cash Payments Upon An Event Of Default Under Our Variable Rate Convertible Debentures.

Our variable rate convertible debentures provide for events of default including, among others, payment defaults not timely cured, failure to perform other covenants not timely cured, cross-defaults not timely cured having a material adverse effect on us, representations or warranties are untrue when made, certain bankruptcy-type events involving us or one of our significant subsidiaries, acceleration of more than $150,000 in indebtedness for borrowed money or under a long-term leasing or factoring agreement, our common stock is no longer listed on an eligible market, we are subject to certain changes in control or we sell or dispose of more than 40% of our assets in a single or series of related transactions, the registration statement covering the shares of common stock underlying the debentures and warrants issued in our October 2007 financing is not declared effective, lapses or otherwise cannot be used beyond specified periods, failure to timely deliver certificates for converted shares, and a judgment in excess of $250,000 against us, any subsidiary or our respective assets that is not timely vacated, bonded or stayed. Upon an event of default, the holders of the debentures may elect to accelerate the payment of all amounts due under the debentures and require that 115% of the outstanding debenture principal be paid. If an event of default occurs, our available cash could be seriously depleted and our ability to fund operations could be materially harmed.

We Are Responsible For Maintaining The Effectiveness of Registration Statements Covering The Resale Of Shares Of Common Stock Underlying Certain of Our Convertible Securities Issued In Our 2007 Private Placement Financings And Will Incur Liquidated Damage Payment Obligations And May Be Subject To Other Liabilities If They Are Not Maintained or If We Fail To Perform Certain Other Obligations In The Related Registration Rights Agreements.

Pursuant to our registration rights agreement with the investors in our October 2007 financing, we are obligated to maintain (a) the effectiveness of the registration statement covering the resale of certain of the shares of our common stock underlying the securities issued in the financing and (b) the ability of the investors to use the prospectus forming a part thereof for a specified period. If we fail to comply with this or certain other provisions in the registration rights agreement, then we will be required to pay liquidated damages of 2.0% per month of the aggregate purchase price paid with respect to the unregistered shares of common stock by the investors in the October 2007 financing until the first anniversary of the closing date of the financing and 1.0% per month thereafter through the second anniversary of the closing date.

Pursuant to our registration rights agreement with the investors in our May 2007 financing, we are obligated for a specified period of time to maintain the effectiveness of the registration statement that we filed with the SEC covering the resale of the shares of common stock issuable upon the conversion of Series A preferred stock or the exercise of warrants issued in the financing. If we fail to maintain the effectiveness of such registration statement due to our intentional and willful act without immediately causing a subsequent registration statement to be filed with the Commission, then we will be obligated to pay in cash an amount equal to 2% of the product of $1.70 times the number of shares of Series A preferred stock sold in the financing to the relevant purchasers.

The Agreements Governing The Variable Rate Convertible Debentures And Related Warrants Issued In Our October 2007 Financing Contain Various Covenants And Restrictions That May Limit Our Ability To Operate Our Business.

The agreements governing the variable rate convertible debentures and related warrants issued in our October 2007 financing contain various covenants and restrictions, including, among others:

- until the first anniversary of the closing of the October 2007 financing, we are required to offer to the investors participating therein the opportunity to participate in subsequent equity securities offerings by us, subject to certain exceptions for, among other things, strategic investments;

- until 60 days after the effective date of the registration statement covering the resale of the related shares of common stock (May 16, 2008), we cannot issue shares of common stock or equivalent securities, subject to certain exceptions for, among other things, strategic investments and the issuance of shares of common stock covered by the registration statement of which this prospectus forms a part;

- until such time as no investor participating in the financing holds any of the securities purchased therein, we are prohibited from effecting or entering into an agreement to effect any financing involving (i) the issuance or sale of common stock or equivalent securities with an effective price or number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based on trading prices of or quotations for shares of common stock, the market for the common stock, or our business or (iii) any agreement to sell securities at a future-determined price;

- until the earlier of the date that we obtain stockholder approval of the issuance of all of the shares of common stock underlying the debentures and warrants issued in the October 2007 financing or none of such debentures or warrants are any longer outstanding, neither we nor any of our subsidiaries may issue common stock or equivalent securities at an effective price that is less than $3.52 per share; and

- for so long as any of the debentures issued in the October 2007 financing remain outstanding, neither we nor any of our subsidiaries may incur indebtedness for borrowed money other than permitted indebtedness, create or suffer liens other then some permitted liens, amend our charter documents in certain circumstances, repurchase shares of common any of our equity securities other then in certain permitted circumstances, repay certain indebtedness before its due date, pay cash dividends on stock other then our Series A preferred stock, or enter into certain transactions with affiliates.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities, any of which could have a material adverse impact on our business.

The Conversion Of Our Variable Rate Convertible Debentures, The Exercise Of Our Warrants Or The Exercise Or Conversion Of Our Other Convertible Securities May Result In Substantial Dilution And May Depress The Market Price Of Our Common Stock.

As of March 12, 2008, we had outstanding 10,290,276 shares of common stock and also (i) options to purchase an aggregate of 55,167 shares of our common stock, all with an exercise price of $1.80, (ii) warrants outstanding from our October 2004 private placement exercisable for 1,080,504 shares of our common stock at an exercise price equal to $12.47 per share, (iii) warrants outstanding from our May 2007 private placement exercisable for 2,059,307 shares of our common stock at an exercise price ranging from $3.80 to $5.00 per share, depending on the time of exercise, (iv) 138,400 shares of Series A preferred stock, convertible into the same number of shares of common stock, (v) variable rate convertible debentures issued in our October 2007 private placement that are currently convertible into 1,700,000 shares of common stock (plus up to an additional 314,862 shares of common stock that may be issued in certain circumstances under the terms of the debentures, which additional number of shares would increase in the event that we obtain stockholder approval of the issuance of all of the shares of common stock potentially issuable under the terms of the debentures), and (vi) warrants issued in our October 2007 private placement exercisable for 3,141,499 shares of common stock at an exercise price of $3.52 per share. If these convertible securities are exercised or converted, and the shares of common stock issued upon such exercise or conversion are sold, our common stockholders may experience substantial dilution and the market price of our shares of common stock could decline. Further, the perception that such convertible securities might be exercised or converted could adversely affect the market price of our shares of common stock. In addition, holders of our warrants and options are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable to us than those provided by the warrants and options. Further, during the time that the foregoing convertible securities are outstanding, they may adversely affect the terms on which we could obtain additional capital.

Future Sales By Us Or Our Existing Stockholders Could Depress The Market Price Of Our Common Stock.

If we or our existing stockholders sell a large number of shares of our common stock, the market price of our common stock could decline significantly. Further, even the perception in the public market that we or our existing stockholders might sell shares of common stock could depress the market price of the common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2. PROPERTIES

We lease approximately 53,375 square feet in Dallas, Texas for our headquarters and warehouse space. The warehouse primarily stores products that are bound for international markets. Our subsidiary, MarketVision, leases office space in Minnesota for its employees.

Outside the United States, we lease office space in Hong Kong, China, Japan, Taiwan, Singapore, South Korea, Mexico, Italy and Slovenia. In China, we also lease a manufacturing facility and retail space for our "experience centers" where prospective consumers sample our products. We contract with third parties for fulfillment and distribution operations in most of our international markets. We believe that our existing properties are in good condition, suitable and adequate for the conduct of our business.

Item 3. LEGAL PROCEEDINGS

On or around March 31, 2004, NHT Global U.S. received a letter from John Loghry, a former NHT Global distributor, alleging that NHT Global U.S. had breached its distributorship agreement with Mr. Loghry and that the Company had breached an agreement to issue shares of the Company's common stock to Mr. Loghry. On May 13, 2004, NHT Global U.S. and the Company filed an action against Mr. Loghry in the United States District Court for the Northern District of Texas (the "Loghry Case") for disparagement and to declare that they were not liable to Mr. Loghry on his alleged claims. Mr. Loghry filed counterclaims against the Company and NHT Global U.S. for fraud and breach of contract, as well as related claims of fraud, tortuous interference and conspiracy against Mark Woodburn and Terry LaCore (who were officers and directors at that time) and an NHT Global distributor. On June 2, 2005, the Company and the other counterclaim defendants moved to dismiss the counterclaims on the grounds that the claims were barred by Mr. Loghry's failure to disclose their existence when he filed for personal bankruptcy in September 2002. On June 30, 2005, the U.S. Bankruptcy Court for the District of Nebraska granted Mr. Loghry's request to reopen his bankruptcy case. On September 6, 2005, the United States Trustee filed an action in the U.S. District Court for the District of Nebraska (the "Trustee's Case") asserting Loghry's claims against the same defendants. On February 21, 2006, the Trustee's Case was transferred to the United States District Court for the Northern District of Texas. On March 30, 2007, the District Court granted summary judgment against Mr. Loghry for lack of standing and against the Company on some of its claims. The Company dismissed its remaining claims against Mr. Loghry and moved for entry of a final judgment against Mr. Loghry. The Court has declined to enter final judgment against Loghry until the Trustee's Case is resolved. On February 13, 2008, the District Court granted the Company's motion to dismiss certain of the Trustee's fraud and contract claims because the dismissed claims had been filed too late to be heard. For similar reasons, the District Court also dismissed all claims made in the Trustee's Lawsuit against Messrs. Woodburn and LaCore. A motion for reconsideration by the Trustee is currently pending. If the motion for reconsideration is denied, one contract claim will remain against the Company. The Company continues to deny that this claim has any merit and intends to continue vigorously contesting it. Trial of the Trustee's Lawsuit has been set for October 2008.

On September 11, 2006, a putative class action lawsuit was filed in the United States District Court for the Northern District of Texas by The Rosen Law Firm P.A. purportedly on behalf of certain purchasers of the Company's common stock to recover damages caused by alleged violations of federal securities laws. The lawsuit names the Company and certain current and former officers and directors as defendants. On February 20, 2007, the named plaintiffs filed an amended complaint. On March 26, 2008, the District Court denied motions to dismiss the amended complaint filed by the Company and the other defendants. The Company believes that the claims alleged in this lawsuit are without merit, and the Company intends to vigorously defend this lawsuit.

In August 2006, the Company was advised by the Staff of the SEC that it was conducting an informal inquiry into matters that are the subject of previously disclosed investigations by the Company's Audit Committee, including the payments received by Mark Woodburn and Terry LaCore from an independent distributor. In connection with the inquiry, the Staff of the SEC requested that the Company voluntarily provide it with certain information and documents, including information gathered by the independent investigator engaged by the Company's Audit Committee. The Company voluntarily cooperated with this inquiry. On October 20, 2006, the Company received a formal order of investigation issued by the SEC regarding possible securities laws violations by the Company and/or other persons. At this time, it is not possible to predict the outcome of the investigation nor is it possible to assess its impact on the Company. The Company has been cooperating fully with the SEC with respect to its investigation.

On March 17, 2008, NHT Global U.S. received a copy of a demand for arbitration filed with the American Arbitration Association in Dallas, Texas by a former distributor, Team in Motion, Inc., a company that is believed to be owned or controlled by Kosta Gara (also formerly known as Kosta Gharagozloo). Prior to the termination of Team in Motion, Inc., Mr. Gara (or Team in Motion, Inc. or another affiliate of Mr. Gara) became the Master Distributor for bHIP Global, Inc., which competes with the Company for distributors. Team in Motion, Inc. seeks $1,000,000 in damages plus interest and attorneys' fees against the Company's subsidiary. NHT Global U.S. denies the allegations and intends to vigorously defend this proceeding.

Currently, there is no other material litigation pending against the Company other than as disclosed in the paragraphs above. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of the Company's business. Although the results of such litigation and claims in the ordinary course of business cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's business, results of operations or financial condition. Regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Part II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the Nasdaq Global Market under the symbol "BHIP." The following table sets forth the range of high and low intra-day sales prices for our common stock for each of the periods indicated as reported on the Nasdaq Global Market.

Quarter Ended:	High	Low
March 31, 2006	$12.09	$6.35
June 30, 2006	7.45	3.25
September 30, 2006	3.99	2.35
December 31, 2006	2.75	1.26
March 31, 2007	$3.15	$1.48
June 30, 2007	3.87	1.71
September 30, 2007	5.33	1.95
December 31, 2007	7.31	1.00

Holders of Record

At March 12, 2008, there were approximately 250 record holders of our common stock (although we believe that the number of beneficial owners of our common stock is substantially greater), and the closing price of our common stock was $0.83 per share as reported by the Nasdaq Global Market.

Dividend Policy

We have never declared or paid any cash dividend on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any dividends in the foreseeable future. Payment of any future dividends on shares of our common stock will be at the discretion of our Board of Directors, subject to a provision contained in our variable rate convertible debentures prohibiting the payment of any cash dividends on our equity securities except with respect to cash dividends payable to holders of our shares of our Series A preferred stock. At December 31, 2007 we had accrued unpaid dividends of $91,000 with respect to the Series A preferred stock, but such dividends have not been declared and we are under no obligation to pay such accrued dividends except in certain extraordinary circumstances.

Item 6. SELECTED FINANCIAL DATA

Not applicable under smaller reporting company disclosure rules.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are an international direct-selling organization. Subsidiaries controlled by us sell personal care, wellness, and "quality of life" products under the "NHT Global" brand to an independent distributor network that either uses the products themselves or resells them to consumers. Prior to June 1, 2006, we marketed "NHT Global" branded products under the name, "Lexxus International."

As of December 31, 2007, we are conducting business in at least 13 countries through approximately 57,000 active distributors. We consider a distributor "active" if they have placed at least one product order with us during the preceding year. Although we have in prior years expended significant efforts to expand into new markets, we do not intend to devote material resources to opening any additional foreign markets in the near future. Our priority is to focus our resources in our most promising markets, namely Greater China, South Korea and Europe. Sales into the European market are currently fulfilled by our North American subsidiaries.

In 2006 and 2007, we generated approximately 89% and 90% of our revenue from subsidiaries located outside North America, respectively, with sales in Hong Kong representing approximately 67% and 62% of revenue, respectively. Because of the size of our foreign operations, operating results can be impacted negatively or positively by factors such as foreign currency fluctuations, and economic, political and business conditions around the world. In addition, our business is subject to various laws and regulations, in particular regulations related to direct selling activities that create certain risks for our business, including improper claims or activities by our distributors and potential inability to obtain necessary product registrations.

China is currently our most important business development project. In June 2004, NHT Global obtained a general business license in China. The license stipulates a capital requirement of $12 million over a three-year period, including a $1.8 million initial payment we made in January 2005. Direct selling is prohibited in China and only permitted with a direct selling license. In December 2005, we submitted a preliminary application for a direct selling license and fully capitalized our Chinese entity with the remaining capital necessary to fulfill the $12.0 million required cash infusion. In June 2006, we submitted a revised application package in accordance with new requirements issued by the Chinese government. In June 2007, we launched a new e-commerce retail platform in China that does not require a direct selling license and is separate from our current worldwide platform. We believe this model, which offers discounts based on volume purchases, will encourage repeat purchases of our products for personal consumption in the Chinese market. The platform is designed to be in compliance with our understanding of current laws and regulations in China. In November 2007, we filed a new, revised direct selling application incorporating a name change, our new e-commerce model and other developments. We believe a direct selling license would compliment the business conducted in China under the proposed e-commerce retail platform, and we plan to submit a new application for a direct selling license in order to provide certain new information. We are unable to predict whether we will be successful in obtaining a direct selling license to operate in China, and if it is successful, when we will be permitted to enhance our e-commerce retail platform with direct selling operations.

Most of the Company's Hong Kong revenues are derived from the sale of products that are delivered to members in China. After consulting with outside professionals, the Company believes that its Hong Kong e-commerce business does not violate any applicable laws in China even though it is used for the internet purchase of our products by buyers in China. But the government in China could, in the future, officially interpret its laws and regulations – or adopt new laws and regulations – to prohibit some or all of our e-commerce activities with China and, if our members engage in illegal activities in China, those actions could be attributable to us. In addition, other Chinese laws regarding how and when members may assemble and the activities that they may conduct, or the conditions under which the activities may be conducted, in China are subject to interpretations and enforcement attitudes that sometimes vary from province to province, among different levels of government, and from time to time. Members sometimes violate one or more of the laws regulating these activities, notwithstanding training that the Company attempts to provide. Enforcement measures regarding these violations, which can include arrests, raises the uncertainty and perceived risk associated with conducting this business, especially among those who are aware of the enforcement actions but not the specific activities leading to the enforcement. The Company believes that this has led some existing members in China – who are signed up as distributors in Hong Kong - to leave the business or curtail their selling activities and has led potential members to choose not to participate. Among other things, the Company is combating this with more training and public relations efforts that are designed, among other things, to distinguish the Company from businesses that make no attempt to comply with the law. This environment creates uncertainty about the future of doing this type of business in China generally and under our business model, specifically.

Income Statement Presentation

The Company derives its revenue from sales of its products, sales of its enrollment packages, and from shipping charges. Substantially all of its product sales are to independent distributors at published wholesale prices. We translate revenue from each market's local currency into U.S. dollars using average rates of exchange during the period. The following table sets forth revenue by market and product line for the time periods indicated (in thousands).

	Year Ended December 31,			
	2006		2007	
North America	$13,637	10.2%	$7,743	10.1%
Hong Kong	88,835	66.6	47,240	61.8
China	–	–	538	0.7
Taiwan	4,367	3.3	5,861	7.7
Southeast Asia	1,710	1.3	883	1.1
South Korea	12,538	9.4	9,334	12.2
Australia/New Zealand	1,100	0.8	686	0.9
Japan	6,761	5.1	2,196	2.9
Latin America	3,496	2.6	990	1.3
Other[1]	293	0.2	1,030	1.3
Total NHT Global	132,737	99.5	76,501	100
North America	507	0.4	–	–
Australia/New Zealand	184	0.1	–	–
Total eKaire[2]	691	0.5	–	–
	$133,428	100%	$76,501	100%

[1] Represents product sales to KGC Networks Ptd Ltd. as part of a separate agreement entered into effective December 31, 2005 upon the sale of the Company's 51% interest in KGC to Bannks Foundation.

[2] The Company no longer consolidates the operating results of the eKaire.com and other subsidiaries that distribute "Kaire" branded products (the "Kaire Entities") for periods beginning after June 30, 2006 as it sold its interests in the Kaire Entities to Kaire International (Canada) Ltd. Effective July 1, 2006.

Cost of sales consist primarily of products purchased from third-party manufacturers, freight cost for shipping products to distributors, import duties, costs of promotional materials sold to the Company's distributors at or near cost, and provisions for slow moving or obsolete inventories. Cost of sales also includes purchasing costs, receiving costs, inspection costs and warehousing costs.

Distributor commissions are our most significant expense and are classified as an operating expense. Under our compensation plan, distributors are paid weekly commissions, generally in their home country and local currency, for product sold by their down-line distributor network across all geographic markets, except China, where in the second quarter of 2007 we launched an e-commerce portal based on a buyers-club concept and do not pay any commissions. Distributors are not paid commissions on purchases or sales of our products made directly by them. This "seamless" compensation plan enables a distributor located in one country to sponsor other distributors located in other countries where we are authorized to do business. Currently, there are basically two ways in which our distributors can earn income:

- Through retail markups on sales of products purchased by distributors at wholesale prices (in some markets, sales are for personal consumption only and income may not be earned through retail mark-ups on sales in that market); and
- Through commissions paid on product purchases made by their down-line distributors.

Each of our products is designated a specified number of sales volume points, also called bonus volume or "BV". Commissions are based on total personal and group sales volume points per sales period. Sales volume points are essentially a percentage of a product's wholesale cost. As the distributor's business expands from successfully sponsoring other distributors who in turn expand their own businesses by sponsoring other distributors, the distributor receives higher commissions from purchases made by an expanding down-line network. To be eligible to receive commissions, a distributor may be required to make nominal monthly or other periodic purchases of our products. Certain of our subsidiaries do not require these nominal purchases for a distributor to be eligible to receive commissions. In determining commissions, the number of levels of down-line distributors included within the distributor's commissionable group increases as the number of distributorships directly below the distributor increases. Under our current compensation plan, certain of our commission payout may be limited to a hard cap in terms of a specific percentage of total bonus value points. In some markets, commissions may be further limited. Distributor commissions are dependent on the sales mix and, for 2006 and 2007, represented 51% and 46% of net sales, respectively. From time to time we make modifications and enhancements to our compensation plan to help motivate distributors, which can have an impact on distributor commissions. From time to time we also enter into agreements for business or market development, which may result in additional compensation to specific distributors.

Selling, general and administrative expenses consist of administrative compensation and benefits (including stock-based compensation), travel, credit card fees and assessments, professional fees, certain occupancy costs, depreciation and amortization, and other corporate administrative expenses. In addition, this category includes selling, marketing, and promotion expenses including costs of distributor conventions which are designed to increase both product awareness and distributor recruitment. Because our various distributor conventions are not always held at the same time each year, interim period comparisons will be impacted accordingly.

Provision for income taxes depends on the statutory tax rates in each of the jurisdictions in which we operate. We implemented a foreign holding and operating company structure for our non-United States businesses effective December 1, 2005. This structure re-organized our non-United States subsidiaries into the Cayman Islands. In October 2007, we discontinued our operational use of this structure to reduce costs and because we determined that our United States operating losses will lower our overall effective tax rate. We believe that we operate in compliance with all applicable transfer pricing laws and we intend to continue to operate in compliance with such laws. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that those laws would not be modified, which, as a result, may require changes in our operating procedures. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge these agreements, plans, or arrangements, or require changes in our transfer pricing practices, we could be required to pay higher taxes, interest and penalties, and our earnings would be adversely affected.

Critical Accounting Policies and Estimates

In response to SEC Release No. 33-8040, "Cautionary Advice Regarding Disclosure about Critical Accounting Policies" and SEC Release Number 33-8056, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company has identified certain policies and estimates that are important to the portrayal of its financial condition and results of operations. Critical accounting policies and estimates are defined as both those that are material to the portrayal of our financial condition and results of operations and as those that require management's most subjective judgments. These policies and estimates require the application of significant judgment by the Company's management.

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with obsolete inventory and the fair value of acquired intangible assets, including goodwill, and other long-lived assets, as well as those used in the determination of liabilities related to sales returns, distributor commissions, and income taxes. Various assumptions and other factors prompt the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account historical experience and current and expected economic conditions. The actual results may differ materially and adversely from the Company's estimates. To the extent that there are material differences between the estimates and actual results, future results of operations will be affected. The Company's critical accounting policies at December 31, 2007 include the following:

Inventory Valuation. The Company reviews its inventory carrying value and compares it to the net realizable value of its inventory and any inventory value in excess of net realizable value is written down. In addition, the Company reviews its inventory for obsolescence and any inventory identified as obsolete is reserved or written off. The Company's determination of obsolescence is based on assumptions about the demand for its products, product expiration dates, estimated future sales, and management's future plans. Also, if actual sales or management plans are less favorable than those originally projected by management, additional inventory reserves or write-downs may be required. At December 31, 2006 and 2007, the Company's inventory value was approximately $5.9 million and $3.6 million, respectively, net of reserves of $3.3 million and $1.8 million, respectively. Due to declining sales, particularly in Mexico and Japan, and the discontinuation of the Gourmet Coffee Café™ product line, the Company conducted a thorough review of its inventory during 2006. As a result, a provision for inventory losses of $2.8 million was recorded to write down inventory to its net realizable value. This provision was based on product expiration dates, the Company's best estimates of estimated product demand, as well as its future plans. An additional reserve of $0.5 million was recorded during fiscal 2007 related to discontinued products.

Valuation of Intangible Assets and Other Long-Lived Assets. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. At December 31, 2007, goodwill of approximately $1.8 million was reflected on the Company's balance sheet. Goodwill was reduced by $12.4 million during 2007 as the Company recognized an impairment loss upon completion of its annual impairment analysis. The annual impairment analysis was based on revised expected future sales and earnings due to the Company's less than expected operating performance during the latter half of 2007. The fair value of the Company was estimated using the expected present value of future cash flows, as well as market capitalization. No impairment of goodwill was recorded during 2006.

The Company reviews the book value of its property and equipment and intangible assets with definite lives whenever an event or change in circumstances indicates that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets with definite lives are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. During 2006, the Company determined that it was in its best interest to abandon its Japan distributor gallery. As a result, an impairment charge of $0.9 million was recorded for certain furniture and fixture, office equipment, and leasehold improvements. Also during 2006, the Company recorded an impairment charge of $171,000 for its acquired distributor database. During 2007, the Company recorded an aggregate impairment charge of $0.8 million related to its Mexico and Japan markets. The charge results from terminating the office lease in Mexico City and relocating to a less costly location, discontinuing the use of certain computer software in the Japan office, and an overall impairment as to the recoverability of the remaining long-lived assets in these markets. These charges are included as a component of selling, general and administrative expenses. At December 31, 2007, the net book value of the Company's property and equipment and intangible assets were approximately $1.5 million and $2.6 million, respectively.

Allowance for Sales Returns. An allowance for sales returns is provided during the period the product is shipped. The allowance is based upon the return policy of each country, which varies from 14 days to one year, and their historical return rates, which range from approximately 1% to approximately 7% of sales. Sales returns are approximately 5% of sales for the years ended December 31, 2006 and 2007. The allowance for sales returns was approximately $1.8 million and $0.8 million at December 31, 2006 and 2007, respectively. No material changes in estimates have been recognized for the year ended December 31, 2007.

Revenue Recognition. Product sales are recorded when the products are shipped and title passes to independent distributors. Product sales to distributors are made pursuant to a distributor agreement that provides for transfer of both title and risk of loss upon our delivery to the carrier that completes delivery to the distributors, which is commonly referred to as "F.O.B. Shipping Point." The Company primarily receives payment by credit card at the time distributors place orders. The Company's sales arrangements do not contain right of inspection or customer acceptance provisions other than general rights of return. Amounts received for unshipped product are recorded as deferred revenue. Such amounts totaled approximately $1.0 million and $0.7 million at December 31, 2006 and 2007, respectively. Shipping charges billed to distributors are included in net sales. Costs associated with shipments are included in cost of sales.

During April 2005, the Company launched a new product line, Gourmet Coffee Café ™, which consisted of coffee machines and the related coffee and tea pods, in the North American market. As Gourmet Coffee Café ™ was a very different product than the Company's other products and no reliable information on the Company's sales returns or warranty obligation existed, the Company deferred all revenue generated from the sale of coffee machines and the related coffee and tea pods until sufficient return and warranty experience on the product was established. The deferral totaled approximately $1.6 million and $1.2 million in revenue and related costs, respectively, for product shipped through December 31, 2005. The deferred costs were recorded in other current assets, as the sales return period for North American distributors is only for one year. During 2006, the Company recognized revenue of $1.7 million since the sales return period had substantially expired and the estimated additional sales returns were considered insignificant. Upon revenue recognition, the Company also recorded the related cost of sales and distributor commissions of $1.0 million and $0.3 million, respectively. Also during 2006, the Company decided to discontinue sales of Gourmet Coffee Café ™ products and recorded a charge of $0.5 million to cost of sales for its remaining inventories.

Enrollment package revenue, including any nonrefundable set-up fees, is deferred and recognized over the term of the arrangement, generally twelve months. Enrollment packages provide distributors access to both a personalized marketing website and a business management system. No upfront costs are deferred as the amount is nominal. At December 31, 2006 and 2007, enrollment package revenue totaling $4.6 million and $2.8 million was deferred, respectively. Although the Company has no immediate plans to significantly change the terms or conditions of enrollment packages, any changes in the future could result in additional revenue deferrals or could cause us to recognize the deferred revenue over a longer period of time.

Tax Valuation Allowance. The Company evaluates the probability of realizing the future benefits of any of its deferred tax assets and records a valuation allowance when it believes a portion or all of its deferred tax assets may not be realized. At December 31, 2005, the Company increased the valuation allowance to equal its net deferred tax assets due to the uncertainty of future operating results. During 2006, the Company recorded deferred tax assets in foreign jurisdictions that are expected to be realized and therefore no valuation allowance is necessary. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. During fiscal 2007, no such reduction in the valuation allowance occurred. Any reductions in the valuation allowance will reduce future income tax provisions.

Results of Operations

The following table sets forth our operating results as a percentage of net sales for the periods indicated.

	Year Ended December 31,	
	2006	2007
Net sales	100%	100%
Cost of sales	24.8	26.5
Gross profit	75.2	73.5
Operating expenses:		
Distributor commissions	51.2	45.9
Selling, general and administrative expenses	34.3	45.1
Impairment of goodwill	–	16.2
Provision for KGC receivable	(1.1)	(0.7)
Total operating expenses	84.4	106.5
Loss from operations	(9.2)	(33.0)
Other income, net	0.7	0.2
Loss before income taxes and minority interest	(8.5)	(32.8)
Income tax provision	(0.1)	(0.3)
Minority interest	–	–
Net loss	(8.6)%	(33.1)%

Net Sales. Net sales were $76.5 million for the twelve months ended December 31, 2007 compared to $133.4 million for the twelve months ended December 31, 2006, a decrease of $56.9 million, or 43%. This decrease was primarily due to the Company's lower product sales, primarily resulting from a lower marketing profile during the third quarter of 2007, distractions and disruptions caused by management changes in the last 18 months through February 2007, a shareholders' demand for action involving some of the

Company's Chinese members, and the members' reaction to the uncertain regulatory environment in China that is currently impacting the Company's Hong Kong-based business. Hong Kong net sales decreased $41.6 million, or 47%, over a year ago. Additionally, net sales for North America, South Korea, Japan and Latin America were down $5.9 million, $3.2 million, $4.6 million, and $2.5 million, respectively, over the prior year. Partly offsetting the decrease, Taiwan net sales increased $1.5 million, or 34%, compared to fiscal 2006, and our China subsidiary generated $0.5 million in net sales.

As of December 31, 2007, the operating subsidiaries of the Company had approximately 57,000 active distributors, compared to 96,000 active distributors at December 31, 2006. This decrease is primarily due to the uncertain regulatory environment in China that is currently impacting the Hong Kong-based business. Hong Kong experienced a decrease of approximately 27,000 active distributors since December 31, 2006.

As of December 31, 2007, the Company had deferred revenue of approximately $3.5 million, of which approximately $0.7 million pertained to product sales and approximately $2.8 million pertained to unamortized enrollment package revenue.

Cost of Sales. Cost of sales was $20.3 million, or 26.5% of net sales, for the twelve months ended December 31, 2007 compared with $33.1 million, or 24.8% of net sales, for the twelve months ended December 31, 2006. Cost of sales decreased $12.8 million, or 39%, over the prior year, due primarily to the decrease in net sales. Cost of sales as a percentage of net sales increased primarily due to the decline in enrollment package revenue, specifically in Hong Kong, as this component of net sales does not contain any corresponding charge to cost of sales, and due to Chinese importation costs incurred in Hong Kong, as these costs have not declined at the same rate as net product sales. Alternatively, certain charges recognized in fiscal 2006 were not repeated during 2007. During 2006, the Company recognized $1.0 million in Gourmet Coffee Café ™ costs previously deferred upon revenue recognition and recorded a charge for additional inventory reserve of $2.8 million recorded to write down inventory to its net realizable value. This provision was based on product expiration dates, the Company's best estimates of estimated product demand, as well as its future plans.

Gross Profit. Gross profit was $56.2 million, or 73.5% of net sales, for the twelve months ended December 31, 2007 compared with $100.4 million, or 75.2% of net sales, for the twelve months ended December 31, 2006. This decrease of $44.2 million was mainly due to, as stated above, decreased product sales, the decline in enrollment package revenue, and Chinese importation costs incurred in Hong Kong that did not decrease relative to sales.

Distributor Commissions. Distributor commissions were $35.1 million, or 45.9% of net sales, for the twelve months ended December 31, 2007 compared with $68.3 million, or 51.2% of net sales, for the twelve months ended December 31, 2006. Distributor commissions decreased by $33.2 million, or 49%, mainly due to the decrease in product sales, as well as a decrease in the overall commission rate that resulted from the implementation of a significant commission plan change during the second quarter of 2007, less supplemental commissions paid in North America, fewer commissions earned in the newer markets of Japan, Latin America, and Europe, and efforts to align the overall commission payout in South Korea with our other markets. The result of the last significant commission plan change during the second quarter of 2007 was less than satisfying. While the payout as a percentage of sales was lowered, sales have decreased significantly since the effective date of the change. We decided to reverse some of the changes in March 2008, primarily in the markets of Hong Kong, the United States, and Taiwan. Additional enhancements were also added at the same time to improve sales momentum. With these commission changes and enhancements, we are still targeting that the commission payout will eventually settle around low to mid-40% of sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $34.5 million, or 45.1% of net sales, for the twelve months ended December 31, 2007 compared with $45.7 million, or 34.3% of net sales, for the twelve months ended December 31, 2006. Selling, general and administrative expenses decreased by $11.2 million, or 25%, in the twelve months ended December 31, 2007 mainly due to the following:

- lower credit card charges and assessments ($1.0 million) in Hong Kong;
- lower employee-related expense ($0.5 million), travel-related costs ($0.4 million), legal and accounting fees ($2.9 million), litigation settlement costs ($0.1 million), credit card charges and assessments ($0.2 million), and other general expenses (0.9 million) in North America;
- lower convention costs in North America primarily due to the North American Convention held in the first quarter of 2006 ($1.1 million);
- lower overall expense, including impairment loss, in Japan ($4.4 million) and Mexico ($1.3 million) due to expense reduction programs executed in both markets during the first nine months of 2007;
- lower operating costs in Australia due to office closure ($0.3 million);
- the elimination of operating expense incurred by the Kaire Entities, which was sold effective July 1, 2006 ($0.3 million);

- the reversal of the reserve established in fiscal 2004 with respect to the allegations made by the South Korean customs agency regarding importation of Alura into South Korea ($0.2 million); partly offset by
- cost of expansion into Europe ($1.0 million); and
- higher professional fees ($1.0 million) and distributor-related costs ($0.5 million) in Asia.

Recovery of KGC Receivable. Recovery of KGC receivable was $0.6 million for the year ended December 31, 2007 compared with $1.4 million a year ago. The decrease in the recovery was due to the delinquency of KGC on its monthly payments due to the Company since August 2007.

Other Income, Net. Other income was $0.1 million for the year ended December 31, 2007 compared with income of $0.9 million a year ago. The decline in other income was primarily due to $0.7 million less imputed interest on the KGC receivable as compared to the prior year. KGC became delinquent on its monthly payments to the Company in August 2007. Additionally, the Company recognized interest expense on its convertible debentures issued in October 2007 of $0.3 million, inclusive of debt discount and debt issuance cost amortization.

Income Taxes. The Company recorded a provision of $0.2 million during each of the years ended December 31, 2006 and 2007 related to its international operations. The Company did not recognize a tax benefit for U.S. tax purposes due to uncertainty that the benefit will be realized.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires the Company to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not materially affect the consolidated financial statements and, as a result, the Company did not record any cumulative effect adjustment upon adoption. As of the date of adoption, the Company did not have any unrecognized tax benefits for uncertain tax positions.

Net Loss. Net loss was $25.3 million, or 33.1% of net sales, for the twelve months ended December 31, 2007 compared to net loss of $11.5 million, or 8.6% of net sales, for the twelve months ended December 31, 2006. The increased losses were primarily due to lower sales in Hong Kong, and goodwill impairment of $12.4 million, partly offset by a reduction in distributor commission payout and selling, general and administrative expenses.

Liquidity and Capital Resources

The Company supported its working capital and capital expenditure needs with cash generated from operations as well as capital raised from several private placements. The Company raised approximately $16.0 million, net of transaction fees, through a private equity placement in October 2004. On May 4, 2007, the Company consummated a private equity placement generating gross proceeds of approximately $3.0 million. The May 2007 financing consisted of the sale of 1,759,307 shares of the Company's Series A convertible preferred stock and the sale of warrants evidencing the right to purchase 1,759,307 shares of the Company's common stock. As partial consideration for placement agency services, the Company issued warrants evidencing the right to purchase an additional 300,000 shares of the Company's common stock to the placement agent that assisted in the financing. The warrants are exercisable at any time through the sixth anniversary following their issuance. The exercise price of the warrants varies from $3.80 to $5.00 per share, depending on the time of exercise.

More recently, on October 19, 2007, the Company raised gross proceeds of $3.7 million in a private placement of variable rate convertible debentures (the "Debentures") having an aggregate face amount of $4,250,000, seven-year warrants to purchase 1,495,952 shares of the Company's common stock, and one-year warrants to purchase 1,495,952 shares of the Company's common stock. The Debentures are convertible by their holders into shares of our common stock at a conversion price of $2.50, subject to adjustment in certain circumstances. The Debentures bear interest at the greater of LIBOR plus 4%, or 10% per annum. Interest is payable quarterly beginning on January 1, 2008. One-half of the original principal amount of the Debentures is payable in 12 equal monthly installments beginning on November 1, 2008, and the balance is payable on October 19, 2009, unless extended by the holders to October 19, 2012. Under certain conditions, the Company may be able to pay principal and interest in shares of its common stock. Under certain conditions, the Company also has certain rights to force conversion or redemption of the debentures. The warrants are exercisable beginning six months and one day after their respective issuance and have an exercise price of $3.52 per share. The placement agent and its assigns also received five-year warrants to purchase 149,595 shares of the Company's common stock at an exercise price of $3.52 per share. The Company plans to use the net proceeds from the October 2007 private placement to provide additional working capital. No significant financing activities occurred during fiscal 2006.

At December 31, 2007, the Company's cash and cash equivalents totaled approximately $6.3 million, including $0.4 million in China that may not be freely transferable to other countries because the Company's Chinese subsidiary is subject to a business license capitalization requirement. Total cash and cash equivalents decreased by approximately $5.7 million from December 31, 2006 to December 31, 2007.

At December 31, 2007, the ratio of current assets to current liabilities was 0.79 to 1.00 and the Company had a working capital deficit of approximately $3.2 million. Current liabilities included deferred revenue of $3.5 million that consisted of amortized enrollment package revenues and unshipped orders. The ratio of current assets to current liabilities excluding deferred revenue would be 1.03 to 1.00. Working capital as of December 31, 2007 decreased $4.2 million compared to that as of December 31, 2006 mainly due to cash used in operations and an additional investment of $0.6 million into a consumer protection fund in South Korea, offset mainly by the proceeds received from the KGC receivable and both of the financing transactions that occurred during the year.

Cash used in operations for the twelve months ended December 31, 2007 was approximately $13.2 million. Cash was mainly utilized due to the incurrence of net losses and decreases in current liabilities, specifically accounts payable, accrued distributor commissions and other expenses and deferred revenue, partly offset by a reduction in existing inventories. The aggregate impact on cash resulting from the decrease in current liabilities totaled $6.8 million. This is due to the Company's efforts to reduce operating expenses during the latter half of fiscal 2007, lower distributor commission payout, and less unamortized deferred enrollment package revenue.

Cash provided by investing activities during the twelve months ended December 31, 2007 was approximately $1.7 million, which primarily resulted from proceeds received on the KGC receivable of $1.2 million and $1.3 million received from a certificate of deposit, offset by an increase in restricted cash of approximately $0.5 million. This increase in restricted cash reflects an additional investment of $0.6 million into a consumer protection fund in South Korea.

Cash provided by financing activities during the twelve months ended December 31, 2007 was approximately $5.9 million, which primarily resulted from the net proceeds received in the May and October 2007 private placements discussed above.

The Company has planned for and executed many cost reduction initiatives since the end of the third quarter of 2007, such as headcount reductions, which include the termination of multiple management-level positions in Greater China and North America, lease terminations, and reductions in discretionary expenses. As a result, the Company believes that its current cash breakeven level has been significantly reduced.

The Company believes that its existing internal liquidity, supported by cash on hand, anticipated improvement in cash flows from operations with more stabilized revenue and much lower fixed costs since October 2007, and the proceeds received from the private placements consummated in May and October 2007 should be adequate to fund normal business operations expected in the near future, assuming no significant unforeseen expense or further revenue decline. In 2006, even though the Company generated much greater revenue, the Company's costs were not aligned to generate excess cash. The Company believes that its current cash flow breakeven level has been significantly reduced as a result of its recent cost reduction efforts conducted primarily in North America and Greater China.

The Company does not have any significant unused sources of liquid assets. Potentially the Company might receive additional external funding if currently outstanding warrants are exercised. Furthermore, if necessary, the Company will attempt to generate more funding from the capital markets, but currently does not believe that will be necessary.

We do not intend to devote material resources to opening any additional foreign markets in the near future. Our priority is to focus our resources in our most promising markets, namely Greater China, South Korea, and Europe.

The Company has entered into non-cancelable operating lease agreements for locations within the United States and for its international subsidiaries, with expirations through May 2015.

The Company maintains a purchase commitment with one of its suppliers to purchase its Cluster *Concentrate*™ product. Pursuant to this agreement, the Company is required to purchase from this supplier a minimum volume of 20,000 bottles of product per year. The total annual product cost is $138,800 before any volume discounts.

The Company has employment agreements with certain members of its management team, the terms of which expire at various times through December 2009. Such agreements provide minimum salary levels, as well as incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 2007, assuming continued employment and excluding incentive bonuses, was approximately $1.1 million. Although the Company has the ability to terminate such agreements with notice, it would be required to pay severance to the respective employee. As of December 31, 2007, the aggregate commitment under existing severance agreements totaled $369,000. Such amounts are payable during 2008.

Inventories were reduced $7.1 million during the twelve months ended December 31, 2006. This reduction was primarily the result of the Company's intentional efforts to slow down inventory purchasing and monetize existing inventories. Additionally, inventories were reduced $2.8 million to write down inventories to their net realizable value. The majority of the inventory write down was due to slow moving inventories in Japan and Mexico as well as the Gourmet Coffee Café ™ product line.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. In February 2008, the FASB provided a one year deferral for the implementation of SFAS No. 157 for other non-financial assets and liabilities. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments, and certain other items, at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 applies to reporting periods beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of adopting SFAS No. 159.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51," establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which begins January 1, 2009 for the Company. The adoption of the provision of SFAS No. 160 is not expected to have a material effect on the Company's consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable under smaller reporting company disclosure rules.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NATURAL HEALTH TRENDS CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Natural Health Trends Corp.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Natural Health Trends Corp. (the "Company") as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Natural Health Trends Corp. as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48") effective January 1, 2007.

We were not engaged to examine management's assertion about the effectiveness of Natural Health Trends Corp's internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
March 31, 2008

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	December 31,	
	2006	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$11,936	$6,282
Restricted cash	455	298
Certificates of deposit	1,277	–
Accounts receivable	462	418
Inventories, net	5,857	3,585
Other current assets	2,639	1,324
Total current assets	22,626	11,907
Property and equipment, net	2,944	1,537
Goodwill	14,145	1,764
Intangible assets, net	3,400	2,600
Restricted cash	3,503	4,317
Deferred tax assets	208	208
Other assets	1,759	2,363
Total assets	$48,585	$24,696
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$3,424	$2,168
Income taxes payable	281	363
Accrued distributor commissions	3,852	2,018
Other accrued expenses	5,255	3,599
Deferred revenue	5,641	3,496
Current portion of convertible debentures, net of discount of $151	–	203
Other current liabilities	3,135	3,254
Total current liabilities	21,588	15,101
Convertible debentures, net of discount of $3,896	–	–
Total liabilities	21,588	15,101
Commitments and contingencies		
Minority interest	22	33
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; 1,761,900 shares designated Series A convertible preferred stock, 138,400 shares issued and outstanding at December 31, 2007, aggregate liquidation value of $246	–	124
Common stock, $0.001 par value; 50,000,000 shares authorized; 8,199,933 and 10,327,405 shares issued and outstanding at December 31, 2006 and 2007, respectively	8	10
Additional paid-in capital	70,042	79,158
Accumulated deficit	(44,128)	(70,989)
Accumulated other comprehensive income:		
Foreign currency translation adjustments	1,053	1,259
Total stockholders' equity	26,975	9,562
Total liabilities and stockholders' equity	$48,585	$24,696

See accompanying notes to consolidated financial statements.

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

	Year Ended December 31,	
	2006	2007
Net sales	$133,428	$76,501
Cost of sales	33,066	20,290
Gross profit	100,362	56,211
Operating expenses:		
Distributor commissions	68,265	35,095
Selling, general and administrative expenses	45,735	34,524
Impairment of goodwill	–	12,381
Recovery of KGC receivable	(1,405)	(565)
Total operating expenses	112,595	81,435
Loss from operations	(12,233)	(25,224)
Other income, net	946	143
Loss before income taxes and minority interest	(11,287)	(25,081)
Income tax provision	(182)	(200)
Minority interest	9	(6)
Net loss	(11,460)	(25,287)
Beneficial conversion feature on preferred stock	–	(1,574)
Preferred stock dividends	–	(91)
Net loss attributable to common stockholders	$(11,460)	$(26,952)
Loss per share – basic and diluted	$(1.42)	$(3.15)
Weighted-average number of shares outstanding	8,079	8,555

See accompanying notes to consolidated financial statements.

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In Thousands, Except Share Data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount				
BALANCE, December 31, 2005	–	$–	7,108,867	$7	$69,417	$(32,668)	$413	$37,169
Net loss	–	–	–	–	–	(11,460)	–	(11,460)
Foreign currency translation adjustments	–	–	–	–	–	–	640	640
Total comprehensive loss								(10,820)
Exercise of stock options	–	–	1,091,066	1	17	–	–	18
Stock-based compensation	–	–	–	–	608	–	–	608
BALANCE, December 31, 2006	–	–	8,199,933	8	70,042	(44,128)	1,053	26,975
Net loss	–	–	–	–	–	(25,287)	–	(25,287)
Foreign currency translation adjustments	–	–	–	–	–	–	206	206
Total comprehensive loss								(25,081)
Issuance of preferred stock and common stock warrants	1,759,307	1,574	–	–	986	–	–	2,560
Beneficial conversion feature on preferred stock	–	–	–	–	1,574	(1,574)	–	–
Conversion of preferred stock	(1,620,907)	(1,450)	1,620,907	2	1,448	–	–	–
Receipt of common stock upon settlement of promissory note	–	–	(642,611)	(1)	1	–	–	–
Issuance of common stock warrants in conjunction with convertible debentures	–	–	–	–	2,491	–	–	2,491
Beneficial conversion feature on convertible debentures	–	–	–	–	1,682	–	–	1,682
Issuance of restricted stock, net	–	–	1,089,176	1	(1)	–	–	–
Exercise of stock options	–	–	60,000	–	90	–	–	90
Stock-based compensation	–	–	–	–	845	–	–	845
BALANCE, December 31, 2007	138,400	$124	10,327,405	$10	$79,158	$(70,989)	$1,259	$9,562

See accompanying notes to consolidated financial statements.

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,	
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(11,460)	$(25,287)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization of property and equipment	1,152	1,008
Amortization of intangibles	958	800
Amortization of debt issuance costs	–	42
Accretion of debt discount	–	203
Minority interest	(9)	6
Stock-based compensation	608	845
Imputed interest on KGC installment payable	(671)	(228)
Recovery of KGC receivable	(1,405)	(565)
Impairment of long-lived assets	1,063	795
Impairment of goodwill	–	12,381
Deferred income taxes	(215)	7
Changes in assets and liabilities, net of dispositions:		
Accounts receivable	(136)	47
Inventories, net	7,067	2,312
Other current assets	780	927
Other assets	(120)	250
Accounts payable	1,446	(1,268)
Income taxes payable	(1,036)	64
Accrued distributor commissions	(122)	(1,829)
Other accrued expenses	(1,599)	(1,693)
Deferred revenue	(4,280)	(2,143)
Other current liabilities	575	110
Net cash used in operating activities	(7,404)	(13,216)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(1,815)	(341)
Decrease (increase) in restricted cash	363	(475)
Decrease in certificate of deposit	105	1,283
Proceeds from KGC receivable (see Note 5)	2,028	1,183
Net cash reduction from sale of subsidiary	(28)	–
Net cash provided by investing activities	653	1,650
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of convertible debentures and warrants	–	3,740
Debt issuance costs	–	(442)
Payments on debt	(23)	–
Proceeds from issuance of preferred stock and warrants, net	–	2,560
Proceeds from issuance of common stock	18	90
Net cash provided by (used in) financing activities	(5)	5,948
Effect of exchange rates on cash and cash equivalents	222	(36)
Net decrease in cash and cash equivalents	(6,534)	(5,654)
CASH AND CASH EQUIVALENTS, beginning of period	18,470	11,936
CASH AND CASH EQUIVALENTS, end of period	$11,936	$6,282

See accompanying notes to consolidated financial statements.

NATURAL HEALTH TRENDS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Natural Health Trends Corp. (the "Company") is an international direct-selling organization headquartered in Dallas, Texas. The Company was originally incorporated as a Florida corporation in 1988. The Company merged into one of its subsidiaries and re-incorporated in the State of Delaware effective June 29, 2005. Subsidiaries controlled by the Company sell personal care, wellness, and "quality of life" products under the "NHT Global" brand to an independent distributor network that either uses the products themselves or resells them to consumers. Prior to June 1, 2006, the Company marketed its "NHT Global" branded products under the name "Lexxus International."

Our majority-owned subsidiaries have an active physical presence in the following markets: North America, which consists of the United States and Canada; Greater China, which consists of Hong Kong, Macau, Taiwan and China; Southeast Asia, which consists of Singapore, the Philippines and Indonesia; South Korea; Japan; Latin America, which primarily consists of Mexico; and Europe, which consists of Italy and Slovenia.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Effective July 1, 2006, the Company sold its equity interests in eKaire.com, Inc. and other subsidiaries that distribute products under the "Kaire" brand (collectively, the "Kaire Entities"). The results of operations of the Kaire Entities for the first six months of 2006 are included in the Company's consolidated statement of operations for the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period.

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with note and installment receivables (see Notes 5 and 12), obsolete inventory and the fair value of acquired intangible assets, including goodwill, and other long-lived assets, as well as those used in the determination of liabilities related to sales returns, distributor commissions, and income taxes. Various assumptions and other factors prompt the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account historical experience and current and expected economic conditions. The actual results may differ materially and adversely from the Company's estimates. To the extent that there are material differences between the estimates and actual results, future results of operations will be affected.

Reclassification

Certain balances have been reclassified in the prior year consolidated financial statements to conform to current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents.

Restricted Cash

The Company maintains a cash reserve with certain credit card processing companies to provide for potential uncollectible amounts and chargebacks. Those cash reserves calculated as a percentage of sales over a rolling monthly time period and eligible for rebate are included in current assets.

In addition, non-current assets include the Company's deposit as part of its direct selling license application in China. See Note 3.

Certificates of Deposit

During 2006, the Company had invested in a series of one year certificates of deposit which had maturities through November 30, 2007. No such investments were held at December 31, 2007.

Inventories

Inventories consist primarily of finished goods and are stated at the lower of cost or market, using the first-in, first-out method. The Company reviews its inventory for obsolescence and any inventory identified as obsolete is reserved or written off. The Company's determination of obsolescence is based on assumptions about the demand for its products, product expiration dates, estimated future sales, and management's future plans. At December 31, 2006 and 2007, the reserve for obsolescence totaled $3.3 million and $1.8 million, respectively. Due to declining sales, particularly in Mexico and Japan, and the discontinuation of the Gourmet Coffee Café™ product line, the Company conducted a thorough review of its inventory during 2006. As a result, a provision for inventory losses of $2.8 million was recorded to write down inventory to its net realizable value. This provision was based on product expiration dates, the Company's best estimates of estimated product demand, as well as its future plans.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years for office equipment and software, five to seven years for furniture and equipment, and five years for plant equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Goodwill and Other Intangible Assets

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company's goodwill and intangible assets with indefinite useful lives no longer are amortized, but instead tested for impairment at least annually. The Company's policy is to test for impairment annually during the fourth quarter. See Note 4.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives. The Company is currently amortizing its acquired intangible assets with definite lives over seven years.

Impairment of Long-Lived Assets

The Company reviews property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets with definite lives are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. During 2006, the Company determined that it was in its best interest to abandon its Japan distributor gallery. As a result, an impairment charge of $0.9 million was recorded for certain furniture and fixture, office equipment, and leasehold improvements. Also during 2006, the Company recorded an impairment charge of $171,000 for its acquired distributor database (see Note 4). During 2007, the Company recorded an aggregate impairment charge of $0.8 million related to its Mexico and Japan markets. The charge results from terminating the office lease in Mexico City and relocated to a less costly location, discontinuing the use of certain computer software in the Japan office, and an overall impairment as to the recoverability of the remaining long-lived assets in these markets. These charges are included as a component of selling, general and administrative expenses.

Income Taxes

The Company recognizes income taxes under the liability method of accounting for income taxes. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires the Company to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not materially affect the consolidated financial statements and, as a result, the Company did not record any cumulative effect adjustment upon adoption.

As of the date of adoption, the Company did not have any unrecognized tax benefits for uncertain tax positions. Interest and penalties on tax uncertainties are classified as a component of income tax expense. The total amount of interest and penalties accrued as of the date of adoption were not significant. In addition, the total amount of interest and penalties recorded in the consolidated statements of operations during 2007 were not significant.

The Company and its subsidiaries file income tax returns in the United States, various states, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2004, and is no longer subject to state income tax examinations for years prior to 2002. No jurisdictions are currently examining any income tax returns of the Company or its subsidiaries.

Foreign Currency

The functional currency of the Company's international subsidiaries is generally the local currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity and represents the only component of accumulated other comprehensive income.

Revenue Recognition

Product sales are recorded when the products are shipped and title passes to independent distributors. Product sales to distributors are made pursuant to a distributor agreement that provides for transfer of both title and risk of loss upon our delivery to the carrier that completes delivery to the distributors, which is commonly referred to as "F.O.B. Shipping Point." The Company primarily receives payment by credit card at the time distributors place orders. Amounts received for unshipped product are recorded as deferred revenue. The Company's sales arrangements do not contain right of inspection or customer acceptance provisions other than general rights of return.

Actual product returns are recorded as a reduction to net sales. The Company estimates and accrues a reserve for product returns based on its return policies and historical experience.

During April 2005, the Company launched a new product line, Gourmet Coffee Café ™, which consisted of coffee machines and the related coffee and tea pods, in the North American market. As the Gourmet Coffee Café ™ was a very different product than the Company's other products and no reliable information on the Company's sales returns or warranty obligation existed, the Company deferred all revenue generated from the sale of coffee machines and the related coffee and tea pods until sufficient return and warranty experience on the product was established. The deferral totaled approximately $1.6 million and $1.2 million in revenue and related costs, respectively, for product shipped through December 31, 2005. The deferred costs were recorded in other current assets, as the sales return period for North American distributors is only for one year. During 2006, the Company recognized revenue of $1.7 million since the sales return period had substantially expired and the estimated additional sales returns were considered insignificant. Upon revenue recognition, the Company also recorded the related cost of sales and distributor commissions of $1.0 million and $0.3 million, respectively. Also during 2006, the Company decided to discontinue sales of Gourmet Coffee Café ™ product and recorded a charge of $0.5 million to cost of sales for its remaining inventories.

Enrollment package revenue, including any nonrefundable set-up fees, is deferred and recognized over the term of the arrangement, generally twelve months. Enrollment packages provide distributors access to both a personalized marketing website and a business management system. No upfront costs are deferred as the amount is nominal.

Shipping charges billed to distributors are included in net sales. Costs associated with shipments are included in cost of sales.

Various taxes on the sale of products and enrollment packages to distributors are collected by the Company as an agent and remitted to the respective taxing authority. These taxes are presented on a net basis and recorded as a liability until remitted to the respective taxing authority.

Income Per Share

Basic income per share is computed by dividing net income applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of non-vested restricted stock and shares that might be issued upon the exercise of outstanding stock options and warrants and the conversion of preferred stock and debentures.

The dilutive effect of non-vested restricted stock, stock options and warrants is reflected by application of the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. The potential tax benefit derived from exercise of non-qualified stock options has been excluded from the treasury stock calculation as the Company is uncertain that the benefit will be realized.

In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. The following securities were not included for the time periods indicated as their effect would have been anti-dilutive:

	Year Ended December 31,	
	2006	2007
Options to purchase common stock	2,295,624	1,041,458
Warrants to purchase common stock	1,080,504	6,281,310
Non-vested restricted stock	–	1,044,186
Convertible preferred stock	–	1,759,307
Convertible debentures	–	1,700,000

Options and warrants to purchase 70,500 and 6,281,310 shares of common stock, respectively, were still outstanding at December 31, 2007. Such options expire on November 17, 2011. The warrants have expirations through April 21, 2015. The convertible debentures mature on October 19, 2009.

Certain Risks and Concentrations

In 2006 and 2007, a substantial portion of the Company's sales were generated in Hong Kong (see Note 13). Various factors could harm the Company's business in Hong Kong, such as worsening economic conditions or other events that are out of the Company's control. The Company's financial results could be harmed if its products, business opportunity or planned growth initiatives fail to retain and generate continued interest among distributors and consumers in this market. Moreover, most of the Company's Hong Kong revenue is derived from the sale of products that are delivered to members in China. We have plans to obtain additional licenses to conduct direct selling business in China; however, at this time there are no guarantees that the Company will obtain these licenses. If the Company is successful in obtaining these licenses, it is possible that sales in Hong Kong could migrate to China. If that were to happen the Company could experience a material reduction in sales from Hong Kong. The Company could be required to modify its compensation plan in China in a way that could make it less attractive to members. Any such modification to the compensation plan could, therefore, have a material adverse effect on sales. Moreover, the business model that the Company anticipates implementing in China will likely involve costs and expenses that are not generally incurred in the e-commerce business that it has historically operated in other markets, including Hong Kong. As a result, the business that the Company ultimately is able to conduct in China could be materially less profitable than the e-commerce business that it has historically operated in Hong Kong.

Four major product lines - *Premium Noni Juice™*, *Skindulgence®*, *Alura®* and *La Vie™* - generated a significant majority of the Company's sales for 2006 and 2007. The Company obtains *Skindulgence®* and *La Vie™* product from a single supplier, and *Premium Noni Juice™* and *Alura®* from two other suppliers. The Company believes that, in the event it is unable to source products from these suppliers or other suppliers of its products, its revenue, income and cash flow could be adversely and materially impacted.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A portion of the Company's cash balances at December 31, 2007 exceed the insured limits. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable, and accrued expenses, approximate fair value because of their short maturities. The carrying amount of the noncurrent restricted cash approximates fair value since, absent the restrictions, the underlying assets would be included in cash and cash equivalents.

Due to the Company's recent history of operating losses, its incremental borrowing rate has increased substantially. As such, it is not practicable to estimate the fair value of the Company's convertible debentures utilizing discounted cash flow analysis. The intrinsic value of the debentures' conversion feature approximates $2.1 million as of December 31, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. In February 2008, the FASB provided a one year deferral for the implementation of SFAS No. 157 for other non-financial assets and liabilities. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments, and certain other items, at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 applies to reporting periods beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of adopting SFAS No. 159.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51," establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which begins January 1, 2009 for the Company. The adoption of the provision of SFAS No. 160 is not expected to have a material effect on the Company's consolidated financial statements.

2. OTHER INCOME, NET

The components of other income, net are as follows (in thousands):

	Year Ended December 31,	
	2006	2007
Gain (loss) on foreign exchange	$(204)	$11
Interest income	1,154	477
Interest expense (see Note 6)	(9)	(352)
Other	5	7
	$946	$143

Imputed interest income of $671,000 and $228,000 was recorded on the KGC installment payable during 2006 and 2007. See Note 5.

3. BALANCE SHEET COMPONENTS

The components of certain balance sheet amounts are as follows (in thousands):

	December 31,	
	2006	2007
Property and equipment:		
Office equipment	$1,640	$1,507
Office software	1,062	805
Furniture and fixtures	457	380
Plant equipment	149	185
Leasehold improvements	2,025	1,772
Property and equipment, at cost	5,333	4,649
Accumulated depreciation and amortization	(2,389)	(3,112)
	$2,944	$1,537
Noncurrent restricted cash:		
Funds held for direct selling license application in China	$2,587	$2,806
Funds held for consumer indemnity insurance in South Korea (see Note 7)	–	641
Reserve for credit card processor in South Korea (see Note 1)	867	870
Other	49	–
	$3,503	$4,317
Other accrued expenses:		
Sales returns	$1,797	$754
Employee-related expense	1,283	1,100
Professional fees	478	493
Warehousing and inventory-related expense	525	203
Other	1,172	1,049
	$5,255	$3,599
Deferred revenue:		
Unshipped product	$1,059	$705
Enrollment package revenue	4,582	2,791
	$5,641	$3,496
Other current liabilities:		
Unclaimed checks	$2,349	$2,636
Other taxes payable	496	351
Other	290	267
	$3,135	$3,254

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year are as follows (in thousands):

Balance, December 31, 2006	$14,145
Impairment loss	(12,381)
Balance, December 31, 2007	$1,764

The Company's goodwill carrying value consists of $11.9 million acquired in connection with the MarketVision Communication Corp. ("MarketVision") merger in March 2004, as well as $2.2 million acquired from the purchase of subsidiary minority interests. Due to full integration of MarketVision into the Company and the seamless nature of the Company's operations from market to market, the entire carrying amount of goodwill was evaluated at the enterprise level. As a result of the Company's less than expected operating performance during the latter half of 2007, the annual impairment analysis was based on revised expected future sales and earnings. The fair value of the Company was estimated using the expected present value of future cash flows, as well as market capitalization. Based on these impairment tests, a goodwill impairment loss of $12.4 million was recognized during 2007.

No changes occurred in the carrying amount of goodwill during 2006.

Intangible assets consist of the following (in thousands):

	December 31, 2006			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Computer software and programs	$5,600	$2,200	$3,400	$5,600	$3,000	$2,600
Distributor database	619	619	–	619	619	–
	$6,219	$2,819	$3,400	$6,219	$3,619	$2,600

During 2006, the Company determined that the sum of the expected undiscounted cash flows attributable to the distributor database was less than its carrying value and that an impairment write-down was required as the fair value estimate resulted in only nominal value. The impairment write-down totaled $171,000.

Amortization expense for intangible assets was $958,000 and $800,000 for 2006 and 2007, respectively. Future estimated amortization expense is as follows (in thousands):

2008	$800
2009	800
2010	800
2011	200
	$2,600

5. SALE OF SUBSIDIARY STOCK

KGC Networks

Effective December 31, 2005, the Company entered into a stock purchase agreement with Bannks Foundation ("Bannks"), a Lichtenstein foundation and owner of 49% of the common shares of KGC, a Singapore corporation, pursuant to which the Company sold to Bannks 51,000 common shares representing the Company's 51% of the outstanding shares of capital stock of KGC for a total cash purchase price of $350,000. At the same time and as a condition of the sale, the Company entered into a separate agreement pursuant to which KGC is obligated to pay to the Company 24 monthly payments of approximately $169,000 each, including interest at 2.5%, to settle an outstanding inter-company payable in the amount of approximately $2.1 million and to pay for inventories ordered and partially delivered totaling approximately $884,000, as well as the Company's undertaking to continue to supply KGC with certain products for a period of at least 48 months. The Company discounted the 24 monthly payments based on its cost of capital and recorded the receivable at $3.1 million. Since the receivable from KGC is unsecured, the Company recorded a reserve totaling $2.8 million, which is reduced as payments are received. KGC has not remitted the required monthly payment since July 2007 and is currently in default. As such, as of December 31, 2007 the Company maintains a full reserve of $789,000 against the receivable.

Kaire Entities

Effective July 1, 2006, the Company entered into a stock purchase agreement with Kaire International (Canada) Ltd. ("Kaire International") pursuant to which the Company sold to Kaire International 1,000 common shares of eKaire.com ("eKaire"), a Delaware corporation, representing 100% of the total number of common shares of eKaire outstanding; 510 common shares of Kaire Nutraceuticals Australia Pty. Limited ("Kaire Australia"), an Australian company, representing the Company's 51% of the total number of common shares of Kaire Australia outstanding; and 510 common shares of Kaire Nutraceuticals New Zealand Limited ("Kaire New Zealand"), a New Zealand company, representing the Company's 51% of the total number of common shares of Kaire New Zealand outstanding for book value, which approximated $112,000.

Upon the effective date of the transaction, the Company no longer consolidates the financial statements of the Kaire Entities. The Company does not believe the historical revenues and expenses of the Kaire Entities or the actual sale transaction are significant, and therefore, the transaction does not warrant discontinued operation presentation. As such, the results of the Kaire Entities for the first six months of 2006 have been reported in the Company's consolidated results from operations.

6. CONVERTIBLE DEBENTURES

On October 19, 2007, the Company entered into a Securities Purchase Agreement with certain institutional investors (the "Purchasers") pursuant to which the Purchasers agreed to provide an aggregate of $3,740,000 million in financing to the Company in a private placement of variable rate convertible debentures having an aggregate face amount of $4,250,000 (the "Debentures"), seven-year warrants to purchase 1,495,952 shares of the Company's common stock, and one-year warrants to purchase 1,495,952 shares of the Company's common stock (collectively, the "Securities").

Significant provisions of the Securities Purchase Agreement include, among others:

- until the one year anniversary of the closing of the sale of the Securities the Company shall offer to the Purchasers the opportunity to participate in subsequent securities offerings by the Company (up to 100% of such offerings), subject to certain exceptions for, among other things, strategic investments;

- for 60 days after the effective date of the initial registration statement covering the shares of common stock underlying the Securities, the Company will not issue common stock or equivalent securities, subject to certain exceptions for, among other things, strategic investments;

- until such time as no Purchaser holds any of the Securities, the Company is prohibited from effecting or entering into an agreement to effect any financing involving (a) the issuance or sale of common stock or equivalent securities with an effective price or number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based upon trading prices of or quotations for shares of common stock, the market for the common stock, or the business of the Company or (b) any agreement to sell securities at a future determined price;

- until the earlier of the date that shareholder approval is obtained or the Securities are no longer outstanding, neither the Company nor any of its subsidiaries may issue common stock or equivalent securities at an effective price that is less than $3.52;

- until the one year anniversary of the effective date of the initial registration statement, the Company shall not undertake a reverse or forward stock split or reclassification of the common stock without the prior written consent of the Purchasers holding a majority in principal amount outstanding of the debentures; and

- the Company's agreement to seek shareholder approval of the issuance of all of the shares of common stock underlying the Securities no later than the date of the Company's 2008 annual shareholder meeting.

The Debentures are convertible by their holders into the Company's common stock at a conversion price of $2.50. The conversion price is subject to adjustment for stock splits, stock dividends, distributions, combinations, rights offerings, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, (a) the conversion price for the debentures is subject to anti-dilution adjustments from time to time if the Company issues its common stock or convertible securities at a purchase price below conversion price and (b) the Company has agreed not to make a dilutive issuance without shareholder approval.

After one year, the Company can force conversion of the Debentures at the conversion price if the daily volume weighted average price ("VWAP") of the common stock for each of the 20 trading days prior to the forced conversion date exceeds $7.50 per share, subject to adjustment, provided that a registration statement covering the stock is then effective and certain trading volume requirements and other conditions are met.

The debentures bear interest at the greater of (i) LIBOR plus 4% and (ii) 10% per annum. Interest is payable quarterly beginning on January 1, 2008. Fifty percent of the original principal amount of the debentures is payable in 12 equal monthly installments beginning on November 1, 2008, and the balance is payable on October 19, 2009, unless extended by the holders to October 19, 2012. Payments of principal and interest may be made in cash or, at the option of the Company if certain conditions are met, in shares of registered common stock.

Future maturities at December 31, 2007 are as follows (in thousands):

2008	$354
2009	3,896
	$4,250

If interest is paid in shares of common stock, the conversion price per share will be set at 90% of the VWAP for the 20 consecutive trading days immediately prior to the applicable payment date or, if less, the average of the VWAPs for the 20 consecutive trading days immediately prior to the date the applicable shares are issued and delivered if such delivery is after the payment date.

If principal is paid in shares of common stock during a specified period immediately prior to the extended maturity date, the conversion price shall be equal to 90% of the average of the VWAPs for the 20 consecutive trading days ending on the trading day that is immediately prior to the applicable payment date.

The Debentures contain certain limitations on optional and mandatory conversion and payment in shares of common stock, including that, absent shareholder approval, (a) the Company may not issue shares of common stock in payment of principal or interest on the debentures that, when aggregated with prior such payments (excluding payments of principal with shares not in excess of the number issuable at the Conversion Price) exceed 5% of the Company's outstanding shares on the trading day immediately preceding the date of Securities Purchase Agreement and (b) the Company may not issue shares of common stock upon conversion of or payment of interest or liquidated damages on the debentures that, in the aggregate, exceed 19.99% of the Company's outstanding shares on the trading day immediately preceding the date of Securities Purchase Agreement. Moreover, neither the Company nor the holders may effect any conversion of a debenture to the extent that it would result in the holder and its affiliates owning more than 4.99% of the Company's outstanding common stock, unless this limitation is increased or decreased by the holder (increased up to a maximum of 9.99%) of the Company's outstanding common stock upon not less than 61 days prior notice. The Company may, under certain circumstances, redeem the debentures for cash equal to 115% of the aggregate outstanding principal amount plus any accrued and unpaid interest.

The Debentures contain certain negative covenants that, among other things, for so long as any Debentures remain outstanding, prohibit the Company and its subsidiaries from incurring indebtedness for borrowed money, creating or suffering liens other than certain permitted liens, amending charter documents to materially adversely harm the debenture holders, repurchasing shares of its common stock (with certain exceptions), repaying certain indebtedness before its due date, paying cash dividends on stock other than the Company's Series A preferred stock, and entering into certain transactions with affiliates.

Events of default under the Debentures include, among others, payment defaults not timely cured, failure to perform other covenants not timely cured, cross-defaults not timely cured having a material adverse effect on the Company, representations or warranties are untrue when made, certain bankruptcy-type events involving the Company or any significant subsidiary, acceleration of more than $150,000 in indebtedness for borrowed money or under a long-term leasing or factoring agreement, the Company's common stock is no longer listed on an eligible market, the Company is subject to certain changes in control or sells or disposes of more than 40% of its assets a single or series of related transactions, the registration statement is not declared effective for more than 270 days after the closing date, the effectiveness of the registration statement lapses beyond a specified period, failure to timely deliver certificates for converted shares, and a judgment in excess of $250,000 against the Company, any subsidiary or their respective assets that is not timely vacated, bonded or stayed. Upon an event of default, the holders may elect to require the Company to repurchase all or any portion of the outstanding principal amount of the Debentures for a purchase price equal to 115% of such outstanding principal amount, plus all accrued but unpaid interest.

The term for each of the warrants begins six months and one day after their respective issuance and have an exercise price of $3.52 per share. The exercise price and the number of shares underlying the warrants are subject to adjustment for stock dividends and splits, combinations, and reclassifications, certain rights offerings and distributions to common stockholders, and mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the exercise price and number of shares underlying both types of warrants are subject to anti-dilution adjustments from time to time if the Company issues its common stock or equivalent securities at below the exercise price for the warrants; provided that the exercise price cannot be adjusted lower than $3.52 prior to shareholder approval. If, at any time after the earlier of October 19, 2008 and the completion of the then applicable holding period under Rule 144, there is no effective registration statement for the underlying shares of common stock that are then required to be registered, the warrants may be exercised by means of a cashless exercise.

The Company and the Purchasers also entered into a Registration Rights Agreement pursuant to which the Company agreed to file an initial registration statement within 30 calendar days from the closing date and use its best efforts to have such registration statement declared effective within 120 calendar days (or 150 day in the event of a full review). If all of the shares underlying the Securities cannot be included in the initial registration statement, in some circumstances the Company must also timely file subsequent registration statements or otherwise include such shares in other registration statements on a piggy-back basis. If the registration statements are not timely filed or declared effective, the Company is required to pay the Purchasers a cash fee of 2% per month of the purchase price for the unregistered securities until the first anniversary of the closing date and 1% per month thereafter until the second anniversary of the closing date.

In addition, Dawson James Securities, Inc. ("Dawson James") acted as placement agent in connection with the private placement. In addition to a cash transaction fee of approximately $280,500, Dawson James and its assigns received five-year warrants to purchase 149,595 shares of the common stock at an exercise price of $3.52 per share. Other than its five-year term, the terms of the warrants issued to Dawson James are identical to the terms of the one-year and seven-year warrants. The warrants were valued at $433,000 using a lattice valuation model.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," and Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," the Company allocated proceeds of approximately $3,740,000, between the convertible debentures and warrants based on their relative fair values. The fair value of the warrants was estimated at approximately $7,488,000 using a lattice valuation model. The proceeds allocated to the convertible debentures and warrants were approximately $1,682,000 and $2,058,000, respectively. The Company measured the intrinsic value of the embedded beneficial conversion feature of the convertible debentures at an amount greater than the proceeds allocated to the convertible debentures. As such, the beneficial conversion feature recognized upon issuance was limited to the proceeds allocated to the convertible debentures, or approximately $1,682,000. The debt discount resulting from the allocation of proceeds to the warrants and the beneficial conversion feature will be recognized in interest expense over the contractual term of the debt of two years using the effective interest method. The Company incurred debt issuance costs of approximately $875,000, including the warrants valued at $433,000 issued to the placement agent, which will also be recognized in interest expense over the contractual term of the debt. Unamortized debt issuance cost included in other assets totaled $833,000 as of December 31, 2007.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into non-cancelable operating lease agreements for locations within the United States and for its international subsidiaries, with expirations through May 2015. Rent expense in connection with operating leases was $2.8 million and $2.7 million during 2006 and 2007, respectively.

Future minimum lease obligations as of December 31, 2007, are as follows (in thousands):

2008	$1,556
2009	703
2010	537
2011	509
2012	245
Thereafter	592
Total minimum lease obligations	$4,142

Purchase Commitments

The Company maintains a purchase commitment with one of its suppliers to purchase its *Cluster Concentrate*™ product. Pursuant to this agreement, the Company is required to purchase from this supplier a minimum volume of 20,000 bottles of product per year. The total annual product cost is $138,800 before any volume discounts.

Employment Agreements

The Company has employment agreements with certain members of its management team, the terms of which expire at various times through December 2009. Such agreements provide minimum salary levels, as well as incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 2007, assuming continued employment and excluding incentive bonuses, was approximately $1.1 million. Although the Company has the ability to terminate such agreements with notice, it would be required to pay severance to the respective employee. As of December 31, 2007, the aggregate commitment under existing severance agreements totaled $369,000. Such amounts are payable during 2008.

Consumer Indemnity

As required by the Door-to-Door Sales Act in South Korea, the Company has obtained insurance for consumer indemnity claims with a mutual aid cooperative by entering into two mutual aid contracts with Mutual Aid Cooperative & Consumer (the "Cooperative"). The initial contract entered into on January 1, 2005 required the Company to invest 600 million KRW in the Cooperative, and the subsequent contract entered into on January 9, 2007, required the Company to deposit 600 million KRW with a financial organization as security on behalf of the Cooperative. The contracts secure payment to distributors in the event that the Company is unable to provide refunds to distributors. Typically, requests for refunds are paid directly by the Company according to the Company's normal Korean refund policy, which requires that refund requests be submitted within three months. Accordingly, the Company estimates and accrues a reserve for product returns based on this policy and its historical experience. The accrual totaled 62.2 million KRW (USD $66,000) as of December 31, 2007. The term of these contracts is considered indefinite since at least one of the contracts must remain in place as long as the Company operates within South Korea. Depending on the sales volume, the Company may be required to increase or decrease the amount of the security deposit. The maximum potential amount of future payments the Company could be required to make to address actual distributor claims under these contracts is equivalent to three months of rolling sales, or approximately 1.5 billion KRW at December 31, 2007. At December 31, 2007, non-current restricted cash and non-current other assets each include 600 million KRW (USD $641,000) underlying the two contracts, which can be utilized by the Cooperative to fund any outstanding distributor claims. The Company believes that the likelihood of utilizing these funds to provide for distributors claims is remote.

Legal Matters

On or around March 31, 2004, the Company's U.S. subsidiary, NHT Global, Inc. ("NHT Global U.S.") received a letter from John Loghry, a former NHT Global distributor, alleging that NHT Global U.S. had breached its distributorship agreement with Mr. Loghry and that the Company had breached an agreement to issue shares of the Company's common stock to Mr. Loghry. On May 13, 2004, NHT Global U.S. and the Company filed an action against Mr. Loghry in the United States District Court for the Northern District of Texas (the "Loghry Case") for disparagement and to declare that they were not liable to Mr. Loghry on his alleged claims. Mr. Loghry filed counterclaims against the Company and NHT Global U.S. for fraud and breach of contract, as well as related claims of fraud, tortuous interference and conspiracy against Mark Woodburn and Terry LaCore (who were officers and directors at that time) and an NHT Global distributor. On June 2, 2005, the Company and the other counterclaim defendants moved to dismiss the counterclaims on the grounds that the claims were barred by Mr. Loghry's failure to disclose their existence when he filed for personal bankruptcy in September 2002. On June 30, 2005, the U.S. Bankruptcy Court for the District of Nebraska granted Mr. Loghry's request to reopen his bankruptcy case. On September 6, 2005, the United States Trustee filed an action in the U.S. District Court for the District of Nebraska (the "Trustee's Case") asserting Loghry's claims against the same defendants. On February 21, 2006, the Trustee's Case was transferred to the United States District Court for the Northern District of Texas. On March 30, 2007, the District Court granted summary judgment against Mr. Loghry for lack of standing and against the Company on some of its claims. The Company dismissed its remaining claims against Mr. Loghry and moved for entry of a final judgment against Mr. Loghry. The Court has declined to enter final judgment against Loghry until the Trustee's Case is resolved. On February 13, 2008, the District Court granted the Company's motion to dismiss certain of the Trustee's fraud and contract claims because the dismissed claims had been filed too late to be heard. For similar reasons, the District Court also dismissed all claims made in the Trustee's Lawsuit against Messrs. Woodburn and LaCore. A motion for reconsideration by the Trustee is currently pending. If the motion for reconsideration is denied, one contract claim will remain against the Company. The Company continues to deny that this claim has any merit and intends to continue vigorously contesting it. Trial of the Trustee's Lawsuit has been set for October 2008.

On September 11, 2006, a putative class action lawsuit was filed in the United States District Court for the Northern District of Texas by The Rosen Law Firm P.A. purportedly on behalf of certain purchasers of the Company's common stock to recover damages caused by alleged violations of federal securities laws. The lawsuit names the Company and certain current and former officers and directors as defendants. On February 20, 2007, the named plaintiffs filed an amended complaint. On March 26, 2008, the District Court denied motions to dismiss the amended complaint filed by the Company and the other defendants. The Company believes that the claims alleged in this lawsuit are without merit, and the Company intends to vigorously defend this lawsuit.

In August 2006, the Company was advised by the Staff of the SEC that it was conducting an informal inquiry into matters that are the subject of previously disclosed investigations by the Company's Audit Committee, including the payments received by Mark Woodburn and Terry LaCore from an independent distributor. In connection with the inquiry, the Staff of the SEC requested that the Company voluntarily provide it with certain information and documents, including information gathered by the independent investigator engaged by the Company's Audit Committee. The Company voluntarily cooperated with this inquiry. On October 20, 2006, the Company received a formal order of investigation issued by the SEC regarding possible securities laws violations by the Company and/or other persons. At this time, it is not possible to predict the outcome of the investigation nor is it possible to assess its impact on the Company. The Company has been cooperating fully with the SEC with respect to its investigation.

On March 17, 2008, NHT Global U.S. received a copy of a demand for arbitration filed with the American Arbitration Association in Dallas, Texas by a former distributor, Team in Motion, Inc., a company that is believed to be owned or controlled by Kosta Gara (also formerly known as Kosta Gharagozloo). Prior to the termination of Team in Motion, Inc., Mr. Gara (or Team in Motion, Inc. or another affiliate of Mr. Gara) became the Master Distributor for bHIP Global, Inc., which competes with the Company for distributors. Team in Motion, Inc. seeks $1,000,000 in damages plus interest and attorneys' fees against the Company's subsidiary. NHT Global U.S. denies the allegations and intends to vigorously defend this proceeding.

Currently, there is no other material litigation pending against the Company other than as disclosed in the paragraphs above. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of the Company's business. Although the results of such litigation and claims in the ordinary course of business cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's business, results of operations or financial condition. Regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

8. STOCKHOLDERS' EQUITY

Authorized Shares

The Company is authorized to issue two classes of capital stock consisting of up to 5,000,000 shares of preferred stock, $0.001 par value, and 50,000,000 shares of common stock, $0.001 par value. On May 4, 2007, the Board of Directors designated up to 1,761,900 shares of preferred stock as Series A preferred stock with the following rights and preferences:

- *Priority* – the Series A preferred stock shall rank, in all respects, including the payment of dividends and upon liquidation, senior and prior to the common stock and other equity of the Company not expressly made senior or pari passu with the Series A preferred stock.

- *Dividends* –dividends at the rate per annum of $0.119 per share shall accrue from the date of issuance of any shares of Series A preferred stock, payable upon declaration by the Board of Directors. Accruing dividends shall be cumulative; provided , however , that except as set forth below for the liquidation preference, the Corporation shall be under no obligation to pay such dividends.

- *Liquidation preference* – in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any junior securities, the holders of the Series A preferred stock then outstanding shall be entitled to be paid in cash out of the assets of the Company available for distribution to its stockholders (on a pari passu basis with the holders of any series of preferred stock ranking on liquidation on a parity with the Series A preferred stock) an amount per share equal to the sum of the Series A Original Issue Price plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If the assets of the Company are insufficient to pay the aggregate liquidation preference and the liquidation preference of any series of preferred stock ranking on liquidation on a parity with the Series A preferred stock, the holders of the Series A preferred stock and the holders of any series of preferred stock ranking on liquidation on a parity with the Series A preferred stock shall share ratably with one another in any such distribution or payment in proportion to the full amounts to which they would otherwise be respectively entitled before any distribution shall be made to the holders of the junior securities. The "Series A Original Issue Price" shall mean $1.70 per share, subject to adjustment.

- *Voting rights* – the holders of shares of Series A preferred stock shall be entitled to vote with the holders of the common stock, and with the holders of any other series of preferred stock, voting together as a single class, upon all matters submitted to a vote of stockholders of the Company. Each holder of shares of Series A preferred stock shall be entitled to the number of votes equal to the product (rounded down to the nearest number of whole shares) of 0.729 times the largest number of shares of common stock into which all shares of Series A preferred stock held of record by such holder could then be converted.

- *Conversion* – each share of Series A preferred stock shall be convertible, subject to adjustment only in the event of stock splits, stock dividends, recapitalizations and similar events that would affect all of stockholders, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable shares of common stock as determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to $1.70.

Private Equity Placement

On May 4, 2007, the Company consummated a private placement financing generating gross proceeds of approximately $3.0 million. The financing consisted of the sale of 1,759,307 shares of Series A preferred stock at a price of $1.70 per share, and warrants representing the right to purchase 1,759,307 shares of common stock at a purchase price of $0.00001 per underlying share. Cumulative unpaid dividends and the liquidation preference relating to the Series A preferred stock at December 31, 2007 was $91,000 and $246,000, respectively.

The warrants are exercisable at any time during the period beginning November 4, 2007 (six months after their issuance) and ending May 4, 2013 (six years after their issuance). The exercise price for the warrants varies from $3.80 to $5.00 per share, depending on the time of exercise. If the exercise date is less than three years after the warrant issuance date, the exercise price shall be $3.80 per share. If the exercise date is at least three years, but less than four years and six months, after the warrant issuance date, the exercise price shall be $4.35 per share. If the exercise date is at least four years and six months after the warrant issuance date, the exercise price shall be $5.00 per share. The number of shares of common stock for which the warrants are exercisable, and the related exercise price per share, are subject to adjustment only in the event of stock splits, stock dividends, recapitalizations and similar events that would affect all stockholders.

The terms of the financing agreements entered into included the granting of certain registration rights to the original investors and the placement agent in the financing. The Company was obligated to file a registration statement no later than 60 days after the closing date of the financing. The Company filed such registration statement on Form S-3 on June 29, 2007 and, in response to SEC comments, an amended registration on Form S-3 on August 4, 2007. The registration statement became effective on August 27, 2007. Additionally, the Company is required to file such additional amendments and supplements to the registration statement as may be necessary to keep the registration statement current and effective until the earlier of the date when all of the shares covered by the registration statement are sold or the stockholders may sell the shares under Rule 144(k) (the "Effectiveness Period").

The Company will be subject to certain financial penalties if it does not fully comply with the registration obligations. If the registration statement ceases to be effective prior to the expiration of the Effectiveness Period due to an intentional and willful act by the Company without being succeeded immediately by a subsequent registration statement filed with the SEC covering the shares into which the Series A preferred stock are convertible and for which the warrants are exercisable, the Company will be obligated to pay in cash an amount equal to 2% of the product of $1.70 times the number of shares of Series A preferred stock purchased by the holder.

In connection with the financing, the Company issued to the placement agent as partial consideration for its placement services, a warrant covering 300,000 shares of our common stock on the same terms as those set forth in the warrants issued in the financing. The warrant was valued at $255,000 using a lattice valuation model.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," and Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," the Company allocated proceeds of approximately $2,537,000, net of approximately $454,000 in cash and equity consideration paid to the placement agent, between the Series A preferred stock and warrants based on their relative fair values. The fair value of the warrants was estimated at $1,494,000 using a lattice valuation model. The proceeds, net of issuance costs of $177,000, allocated to the Series A preferred stock and warrants were $1,574,000 and $786,000, respectively. The Company measured the intrinsic value of the embedded beneficial conversion feature of the Series A preferred stock at an amount greater than the proceeds allocated to the preferred stock. As such, the beneficial conversion feature recognized upon issuance was limited to the proceeds allocated to the preferred stock, or $1,574,000. The beneficial conversion feature was recorded as a discount to the Series A preferred stock and recognized immediately as a dividend to preferred stockholders since the Series A preferred stock was convertible at the date of issuance.

During September and October 2007, an aggregate of 1,620,907 shares of Series A preferred stock were converted into an equivalent number of shares of common stock. As of December 31, 2007, 138,400 shares of Series A preferred stock remain outstanding.

Common Stock Purchase Warrants

On October 6, 2004, the Company issued warrants to purchase 1,369,704 shares of common stock in connection with a units offering. The warrants have an exercise price of $12.47 per share and may be exercised at any time through October 6, 2009. At December 31, 2007, warrants to purchase 1,080,504 shares of common stock remain outstanding from the units offering.

On May 4, 2007, the Company issued warrants to purchase 2,059,307 shares of common stock as a component of the May 2007 private equity placement (see – *Private Equity Placement*). The warrants are exercisable at any time during the period beginning November 4, 2007 (six months after their issuance) and ending May 4, 2013 (six years after their issuance). The exercise price for the warrants varies from $3.80 to $5.00 per share, depending on the time of exercise. If the exercise date is less than three years after the warrant issuance date, the exercise price shall be $3.80 per share. If the exercise date is at least three years, but less than four years and six months, after the warrant issuance date, the exercise price shall be $4.35 per share. If the exercise date is at least four years and six months after the warrant issuance date, the exercise price shall be $5.00 per share. The number of shares of common stock for which the warrants are exercisable, and the related exercise price per share, are subject to adjustment only in the event of stock splits, stock dividends, recapitalizations and similar events that would affect all stockholders.

On October 19, 2007, the Company issued warrants to purchase 3,141,499 shares of common stock in connection with a convertible debentures financing (see Note 6). The warrants consist of seven-year warrants to purchase 1,495,952 shares of common stock, one-year warrants to purchase 1,495,952 shares of common stock, and five-year warrants to purchase 149,595 shares of common stock. The term for each of the warrants begins six months and one day after their respective issuance and each have an exercise price of $3.52 per share. The exercise price and the number of shares underlying the warrants are subject to adjustment for stock dividends and splits, combinations, and reclassifications, certain rights offerings and distributions to common stockholders, and mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the exercise price and number of shares underlying the warrants are subject to anti-dilution adjustments from time to time if the Company issues its common stock or equivalent securities at below the exercise price for the warrants; provided that the exercise price cannot be adjusted lower than $3.52 prior to shareholder approval. If, at any time after the earlier of October 19, 2008 and the completion of the then applicable holding period under Rule 144, there is no effective registration statement for the underlying shares of common stock that are then required to be registered, the warrants may be exercised by means of a cashless exercise.

At December 31, 2007, warrants to purchase 6,281,310 shares of common stock were outstanding. The weighted-average remaining contractual life of outstanding warrants as of December 31, 2007 was 4.2 years.

9. SHARE-BASED COMPENSATION

The 2002 Stock Option Plan (the "2002 Plan") provided for the granting of incentive and nonqualified stock options to employees, officers of the Company, members of the Board of Directors, or consultants. The terms of any particular grant were determined by the Board of Directors or a committee appointed by the Board of Directors. Historically, the terms ranged from five to ten years. Stock options granted to employees and officers of the Company generally vested over three years, and stock options granted to members of the Board of Directors generally vested immediately.

On August 18, 2006, the Compensation Committee of Company's Board of Directors approved, subject to stockholder approval, the Natural Health Trends Corp. 2007 Equity Incentive Plan (the "2007 Plan"). Under the 2007 Plan, the Company may grant (i) incentive stock options, (ii) nonqualified stock options, (iii) restricted stock, (iv) restricted stock units, (v) stock appreciation rights either in tandem with an option or alone and unrelated to an option, or SARs, (vi) performance shares, (vii) award shares, or (viii) stock awards. The 2007 Plan replaces in its entirety the 2002 Plan which was deemed terminated on November 17, 2006, the date the Company's stockholders approved the 2007 Plan. Awards made under the 2002 Plan, however, shall continue to be subject to the terms of the 2002 Plan, except to the extent that either there is no conflict between the terms of the 2002 Plan and the terms of the 2007 Plan with respect to such awards or the recipient consents to the applicability of the terms of the 2007 Plan to such awards.

The purpose of the 2007 Plan is to enable the Company to attract and retain employees, officers, directors, consultants and advisors; to provide an incentive for them to assist in achieving long-range performance goals; and to enable them to participate in the long-term growth of the Company. The terms of any particular grant are determined by the Board of Directors or a committee appointed by the Board of Directors. The maximum number of shares available for issuance under the 2007 Plan of 1,550,000 shares of common stock replaces those 1,550,000 shares available under the 2002 Plan.

The Company granted 951,190 shares of restricted stock under the Company's 2007 Equity Incentive Plan to the Company's executive officers, directors, key employees and consultants during 2007. Generally, the grants of restricted stock vest quarterly on a pro rata basis over a three-year period. Certain of the restricted stock granted to the Company's directors vested immediately.

On May 25, 2007, the Company filed Schedule TO offering eligible option holders the opportunity to exchange outstanding stock options with an exercise price greater than $9.00 per share, which were originally granted under the Company's 2002 Stock Option Plan, for shares of restricted stock that would be awarded under the 2007 Equity Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of restricted stock awards that the Company offered in exchange for each eligible stock option was determined by an exchange ratio established for that specific stock option. The exchange ratio was determined based on a number of factors, including the value of outstanding eligible stock options based on the Black-Scholes option pricing model. The aggregate value of the restricted stock awards that were offered was roughly comparable to the aggregate Black-Scholes value of the eligible options surrendered for exchange. The offering period expired on June 25, 2007, and pursuant to the Offer to Exchange, the Company accepted for cancellation stock options to purchase an aggregate of 499,124 shares of common stock in exchange for 197,896 shares of restricted stock. All restricted stock awards issued in exchange for eligible stock options vest quarterly on a pro rata basis over a three-year period.

On July 23, 2007, the Company accepted for cancellation stock options to purchase an aggregate of 75,000 shares of common stock in exchange for 47,934 shares of restricted stock issued to two directors of the Company under the Company's 2007 Equity

Incentive Plan. These restricted stock awards issued in exchange for eligible stock options vested immediately upon issuance. The number of restricted stock awards that the Company offered in exchange for each eligible stock option was determined by an exchange ratio established for that specific stock option. The exchange ratio for options that had an exercise price greater than $10.00 per share was determined based on a number of factors, including the value of outstanding eligible stock options based on the Black-Scholes option pricing model. For these options, which were issued under the Company's 2002 Stock Option Plan, the aggregate value of the restricted stock awards that were offered is roughly comparable to the aggregate Black-Scholes value of the eligible options surrendered for exchange. For options that had an exercise price of $2.00 per share or less (which were granted in 2002 before the adoption of the 2002 Stock Option Plan), the exchange ratio was determined by multiplying the number of shares for which the options could be exercised by the difference between the closing price per share on the last trading day preceding the exchange and the exercise price per share of the options, and then dividing that product by the closing price per share on the last trading day preceding the exchange. As of December 31, 2007, stock options for 70,500 shares of common stock remain outstanding under the 2002 Plan. As of December 31, 2007, 460,824 shares remain available to be granted under the 2007 Plan.

From January 2001 through April 2003, the Company granted 1,331,500 stock options outside of the 2002 Plan. The grant included 570,000 options granted to the LaCore and Woodburn Partnership, an entity controlled by Messrs. Mark Woodburn and Terry LaCore; 600,000 options granted to Mr. LaCore; 30,000 options granted to Benchmark Consulting Group (which was subsequently assigned to the LaCore and Woodburn Partnership); 120,000 options granted to members of the Company's Board of Directors; 1,500 options granted to an employee; and 10,000 options granted to then unrelated parties.

On February 10, 2006, the Company entered into an escrow agreement (the "Agreement") with Messrs. Woodburn and LaCore, the LaCore and Woodburn Partnership, and Krage and Janvey LLP, as escrow agent (the "Agent"). Pursuant to the Agreement, (i) the Company issued and deposited with the Agent stock certificates in the name of the Agent representing an aggregate of 1,081,066 shares of the Company's common stock (the "Escrowed Shares") and (ii) Messrs. Woodburn and LaCore deposited with the Agent $1,206,000 in cash (the "Cash Deposit"). The Escrowed Shares are the shares of common stock issued upon the cashless exercise of stock options issued in 2001 and 2002 to Mr. LaCore and the LaCore and Woodburn Partnership for 1,200,000 shares of common stock exercisable at $1.00 and $1.10 per share. The number of Escrow Shares was based upon the closing price of the Company's common stock on February 9, 2006 of $10.14 and the surrender of 118,934 option shares as payment of the aggregate exercise price of $1,206,000.

The Escrowed Shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, to the Agent upon receipt from the Agent of an irrevocable proxy to the Company to vote the Escrowed Shares on all matters presented at meetings of stockholders or any written consent executed in lieu thereof. On October 31, 2006, the Company entered into various agreements (the "Settlement Agreements") with Messrs. Woodburn and LaCore in settlement of certain claims and, as a part of that agreement, agreed that the Escrowed Shares would be reissued to Messrs. Woodburn and LaCore and then pledged to the Company to secure certain obligations of Messrs. Woodburn and LaCore to the Company under the Settlement Agreements. On August 30, 2007, the Company accepted the surrender of 642,611 shares of the Company's common stock by Messrs. Woodburn and LaCore in payment of the principal and accrued interest on the Note. As provided in the Note, the value of the surrendered shares for purposes of determining the credit to be given against the principal and interest accrued on the Note was equal to the average of the closing prices for the 20 consecutive trading days preceding the date the shares were tendered for surrender. See Note 12.

Valuation and Expense Information under SFAS No. 123(R)

Share-based compensation expense totaled approximately $608,000 and $845,000 for 2006 and 2007, respectively. No tax benefits were attributed to the share-based compensation because a valuation allowance was maintained for substantially all net deferred tax assets.

The Company continues to use the Black-Scholes option pricing model to estimate fair value of equity awards, which requires the input of highly subjective assumptions. Due to the "plain vanilla" characteristics of the Company's stock options, the simplified method, as permitted by the guidance provided in SAB No. 107, is used to determine expected life. Expected volatility is based on the historical volatility of the Company's common stock computed over a period generally commensurate with the expected life of the stock options. The risk-free interest rate is based on the U.S. Treasury yield at the time of grant. Forfeitures are estimated based on historical experience. Compensation cost is recognized on a straight-line basis over the awards' vesting periods.

During 2006, the Company granted 373,500 stock options with a weighted-average fair value of $1.69 per share. The fair value of each stock option grant was estimated on the date of grant with the following weighted-average assumptions: expected life of 4 years, risk-free interest rate of 4.8%, expected volatility of 96%, and dividend yield of zero. No stock options were granted during 2007.

The following table summarizes the Company's stock option activity:

	Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life	Aggregate Intrinsic Value[1]
Outstanding at December 31, 2005	1,922,124	$5.17		
Granted	373,500	2.60		
Exercised	(1,091,066)	1.01		
Forfeited or expired	(163,100)	3.45		
Outstanding at December 31, 2006	1,041,458	8.88		
Exercised	(60,000)	1.50		
Cancelled, forfeited or expired	(910,958)	9.91		
Outstanding at December 31, 2007	70,500	1.80	3.9	$–
Vested and expected to vest at December 31, 2007	43,076	1.80	3.9	–
Exercisable at December 31, 2007	23,501	1.80	3.9	–

[1] Aggregate intrinsic value is defined as the positive difference between the current market value and the exercise price and is estimated using the closing price of the Company's common stock on the last trading day of the periods ended as of the dates indicated (in thousands).

Stock options for 1,091,066 and 60,000 shares of common stock were exercised during 2006 and 2007, respectively, with an intrinsic value of $9,701,000 and $184,000, respectively. The total fair value of stock options vested during 2006 and 2007 was $568,000 and $85,000, respectively. As of December 31, 2007, total unrecognized share-based compensation expense related to stock options was approximately $0.3 million, which is expected to be recognized over a weighted-average period of 1.1 years. All stock options outstanding at December 31, 2007 have an exercise price of $1.80 per share.

A following table summarizes the Company's restricted stock activity:

	Shares	Wtd. Avg. Price at Date of Issuance
Outstanding at December 31, 2006	–	$–
Granted	1,197,020	2.18
Vested	(321,048)	2.69
Forfeited	(107,844)	2.28
Outstanding at December 31, 2007	768,128	1.94

As of December 31, 2007, total unrecognized share-based compensation expense related to non-vested restricted stock was approximately $1.1 million, which is expected to be recognized over a weighted-average period of 2.5 years.

10. INCOME TAXES

The components of loss before income taxes consist of the following (in thousands):

	Year Ended December 31,	
	2006	2007
Domestic	$(2,279)	$(16,881)
Foreign	(9,008)	(8,200)
Loss before income taxes	$(11,287)	$(25,081)

The components of the provision for income taxes consist of the following (in thousands):

	Year Ended December 31,	
	2006	2007
Current taxes:		
Federal	$29	$–
State	(176)	–
Foreign	537	200
	390	200
Deferred taxes	(208)	–
Provision for income taxes	$182	$200

A reconciliation of the reported provision for income taxes to the amount that would result from applying the domestic federal statutory tax rate to pretax income is as follows (in thousands):

	Year Ended December 31,	
	2006	2007
Income tax at federal statutory rate	$(3,838)	$(8,527)
Effect of permanent differences	1,558	4,171
Increase in valuation allowance	1,630	4,479
Foreign rate differential	1,093	–
State income taxes, net of federal benefit	(116)	–
Other reconciling items	(145)	77
Income tax provision	$182	$200

Deferred income taxes consist of the following (in thousands):

	December 31,	
	2006	2007
Deferred tax assets:		
Net operating losses	$2,761	$8,258
Stock-based compensation	488	88
Accrued expenses	645	503
Tax credits	124	95
Provision for KGC receivable	460	268
Impairment of long-lived assets	–	91
Other	12	6
Total deferred tax assets	4,490	9,309
Valuation allowance	(2,949)	(8,131)
	1,541	1,178
Deferred tax liabilities:		
Intangible assets	(1,156)	(884)
Depreciation	(16)	(15)
Prepaids	(161)	(71)
Total deferred tax liabilities	(1,333)	(970)
Deferred tax assets, net	$208	$208

The Company increased the valuation allowance to equal its net deferred tax assets at December 31, 2005, due to the uncertainty of future operating results. During 2006, the Company recorded deferred tax assets in foreign jurisdictions that are expected to be realized, and therefore, no valuation allowance is necessary. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future income tax provisions.

At December 31, 2006, the Company has net operating loss carryforwards of approximately $9.4 million that begin to expire in 2024, if not utilized. We have foreign net operating loss carryforwards totaling $21.8 million in various jurisdictions with various expirations. The Company has not provided for U.S. federal and foreign withholding taxes on the undistributed earnings of its foreign subsidiaries as of December 31, 2007. Such earnings are intended to be reinvested indefinitely.

The foreign holding and operating company re-organization that occurred during December 2005 resulted in an increase to the 2006 effective tax rate due to a buy-in payment for foreign intellectual property rights. In October 2007, we discontinued our operational use of this structure to reduce costs and because we determined that our United States operating losses will lower our overall effective tax rate.

11. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,	
	2006	2007
	(In Thousands)	
Cash paid during the year for:		
Income taxes	$1,453	$288
Interest	1	9
Non-cash investing and financing activities:		
Warrants issued to placement agent in connection with private equity placement	–	255
Beneficial conversion feature on preferred stock	–	1,574
Conversion of preferred stock	–	1,450
Warrant issued to placement agent in conjunction with convertible debentures	–	433
Beneficial conversion feature on convertible debentures	–	1,682

12. RELATED PARTY TRANSACTIONS

In August 2001, the Company entered into a written lease agreement and an oral management agreement with S&B Business Services, an affiliate of Brad LaCore, the brother of Terry LaCore, former Chief Executive Officer of NHT Global U.S. and former director of the Company, and Sherry LaCore, Brad LaCore's spouse. Under the terms of the two agreements, S&B Business Services provided warehouse facilities and certain equipment, managed and shipped inventory, provided independent distributor support services and disbursed payments to independent distributors. In exchange for these services, the Company paid $18,000 annually for leasing the warehouse, $3,600 annually for the lease of warehouse equipment and $120,000 annually for the management services provided, plus an annual average of approximately $12,000 for business related services. The Company paid S&B Business Services approximately $18,000 during 2006. No amounts were paid during 2007.

The payment disbursement function was transferred to the Company's Dallas head office during the third quarter of 2005. In January 2006, the Company hired Sherry LaCore as an employee and simultaneously terminated the oral management agreement with S&B Business Services. Additionally, the Company closed the warehouse facility by the end of March 2006 and terminated the related lease agreement.

In connection with its acquisition of MarketVision Communications Corporation ("MarketVision") in 2004, the Company entered into a Software License Agreement, with MarketVision Consulting Group, LLC, a limited liability company owned by John Cavanaugh, the President of MarketVision, and Jason Landry, a Vice President of MarketVision (the "Licensee"). Upon an Event of Default (as defined), the Software License Agreement grants, among other things, the Licensee with an irrevocable, exclusive, perpetual, royalty free, fully-paid, worldwide, transferable, sublicensable right and license to use, copy, modify, distribute, rent, lease, enhance, transfer, market, and create derivative works to the MarketVision software. An "Event of Default" under the Software License Agreement includes a "Share Default," which is defined as the market value per share of the Company failing to equal or exceed $10.00 per share for any one rolling period of six months for a certain period following the acquisition of MarketVision. The last time that the Company's stock closed at or above $10.00 per share was February 16, 2006, and a Share Default would otherwise have occurred on August 17, 2006. The parties to the Software License Agreement amended that agreement to provide that no Share Default would occur prior to December 31, 2006. No further amendments have been entered into, and as a result, the Company is currently in default.

Although an Event of Default has occurred, the Company believes that it continues to have the right to continue using the MarketVision software for its internal use only and not as an application service provider or service bureau, but may not rent, lease, license, transfer or distribute the software without the Licensee's prior written consent. Moreover, the Company believes that it has the right to receive certain application service provider services from Licensee, if it chooses to do so. The Company does not believe that the occurrence of the Event of Default has had or will have a material adverse effect on the Company.

A former director of the Company's China subsidiary is the sole director of Access Int'l (Zhuhai Ftz) Warehousing & Trading Co. Ltd. and its group (collectively, "Access"), a transportation and logistics company, and the owner of Info Development Ltd. ("Info"), an import services company, both of which provided services to the Company's Hong Kong subsidiary. Payments totaling approximately $207,000 and $340,000 were paid to Access and Info during 2006, respectively. Services provided by Access were transitioned to a third-party transportation and logistics company at the beginning of 2006. Payments totaling approximately $304,000 were paid to Info during 2007. At December 31, 2007, approximately $25,000 was due to Info.

On March 23, 2006, an independent investigator retained by the Audit Committee of the Board of Directors confirmed that affiliates of immediate family members of Mark Woodburn, former President and director of the Company, have owned since 1998, and continued to own on March 23, 2006, equity interests in Aloe Commodities ("Aloe"), the largest manufacturer of the Company and the supplier of the *Skindulgence®* Line and *LaVie*™ products, representing approximately 5% of the outstanding shares of Aloe. The Company paid Aloe and certain of its affiliates approximately $3.6 million and $1.8 million during 2006 and 2007, respectively. At December 31, 2007, approximately $84,000 was due to Aloe and certain of its affiliates.

On February 10, 2006, the Company entered into an escrow agreement (the "Escrow Agreement") with Messrs. Woodburn and LaCore, the LaCore and Woodburn Partnership, an affiliate of Messrs. Woodburn and LaCore, and Krage and Janvey LLP, as escrow agent (the "Agent"). Pursuant to the Escrow Agreement, (i) the Company issued and deposited with the Agent stock certificates in the name of the Agent representing an aggregate of 1,081,066 shares of the Company's common stock (the "Escrowed Shares") and (ii) Messrs. Woodburn and LaCore deposited with the Agent $1,206,000 in cash (the "Cash Deposit"). The Escrowed Shares were the shares of common stock issuable upon the cashless exercise of stock options issued in 2001 and 2002 to Mr. LaCore and the LaCore and Woodburn Partnership for 1,200,000 shares of common stock exercisable at $1.00 and $1.10 per share. The number of Escrow Shares was based upon the closing price of the Company's common stock on February 9, 2006 of $10.14 and the surrender of 118,934 option shares as payment of the aggregate exercise price of $1,206,000.

The Escrowed Shares were issued to the Agent upon receipt from the Agent of an irrevocable proxy to the Company to vote the Escrowed Shares on matters presented at meetings of stockholders or written consents executed in lieu thereof. The parties also agreed that the Agent would hold the Escrowed Shares and the Cash Deposit until it received (i) joint written instructions from the Company, Messrs. Woodburn and LaCore, or (ii) a final non-appealable order from a court of competent jurisdiction.

On October 31, 2006, the Company, Messrs. Woodburn and LaCore entered into several agreements (collectively, the "Settlement Agreements"), pursuant to which they resolved certain pending disputes among the parties relating to, among other things, payments to Messrs. Woodburn and LaCore from certain positions in the Company's distribution "tree," as follows:

(a) Under the main Settlement Agreement, (i) Messrs. Woodburn and LaCore made a non-recourse promise to repay the Company $2.5 million (the "Payment Amount") no later than October 31, 2008, (ii) the Company agreed to release the Cash Deposit to Mr. LaCore and the Escrowed Shares to Messrs. Woodburn and LaCore (subject to the pledge described below), (iii) Mr. LaCore agreed to provide the Company with assistance for up to 10 hours per month with respect to network marketing, compensation plan adjustments and strategic planning assistance during the one-year period ending October 31, 2007, (iv) Messrs. Woodburn and LaCore agreed to certain restrictions on their activities, and (v) the parties agreed to enter into the other Settlement Agreements described below.

(b) Messrs. Woodburn and LaCore signed a Non-Recourse Promissory Note (the "Note") to pay the Payment Amount plus interest at the rate of 6% per annum, secured by a pledge of the released Escrow Shares. At any time, Messrs. LaCore and Woodburn may elect to repay all or part of the Note by delivering a number of Pledged Shares based upon the Fair Market Value (as defined in the Note) of such shares. The Company may also elect at any time to have all or part of the Note repaid by requiring the surrender of a number of Pledged Shares having a Fair Market Value equal to the repayment amount. In no event shall Messrs. LaCore and/or Woodburn be obligated to repay an amount due under the Note in excess of the Fair Market Value of the Pledged Shares.

(c) The Company and Mr. Woodburn entered into a Consulting Agreement, pursuant to which Mr. Woodburn agreed for a one-year period to assist the Company as a consultant with general administration, accounting, finance and strategic planning. Mr. Woodburn will be paid $17,000 per month plus reimbursement of bona fide business expenses approved in advance in writing by the Company. If Mr. Woodburn is terminated without Cause (as defined in the Consulting Agreement), he will be entitled to continue to receive his monthly retainer fee for the remainder of the term, unless he breaches the terms of his Restricted Activity Agreement (described below) or otherwise engages in a Competitive Activity (as defined in the Restricted Activity Agreement). Mr. Woodburn is permitted to engage in certain consulting activities for third parties that will not constitute Cause under the Consulting Agreement.

(d) The Company and Messrs. LaCore and Woodburn entered into a Voting Agreement covering all shares of Company capital stock beneficially owned by them or shares acquired by them during the three year period ending October 31, 2009. All of such shares shall be voted by the Company's Board of Directors, or such third party that is reasonably acceptable to each of the Company, Messrs. LaCore and Woodburn.

(e) Each of Messrs. LaCore and Woodburn signed a Restricted Activity and Proprietary Rights Assignment Agreements, pursuant to which they each agreed to keep confidential or competitively sensitive information confidential and to disclose and assign to the Company any Work Product (as defined in the agreements). During the one year period ending October 31, 2007, Mr. LaCore agreed not to directly or indirectly (i) recruit or solicit any company personnel or independent distributors, or (ii) perform any services for any independent distributor of the Company (the "Covenant Not to Interfere"). During the term of his Consulting Agreement with the Company and continuing through the one year period following the receipt of his last monthly consulting fee or severance payment, Mr. Woodburn has also agreed to the Covenant Not to Interfere. In addition, except for Permitted Consulting Arrangements (as hereinafter defined), during the one year period ending on October 31, 2007, Mr. Woodburn has agreed not engage in any activity which competes with any substantial aspect or part of the Company's business (or any affiliate thereof). "Permitted Consulting Arrangements" means any consulting or similar arrangement or agreement between Woodburn and any third party so long as Woodburn delivers to the Company not less than 10 business days prior to the commencement of service a written notice that describes the terms and conditions of the proposed consulting arrangement.

(f) The Company, Messrs. LaCore and Woodburn entered into an Indemnification Agreement, pursuant to which each of Messrs. LaCore and Woodburn agreed as to his individual conduct to indemnify and hold harmless the Company and its affiliates for his conduct except for (i) Specified Conduct (as defined), and (ii) conduct for which Messrs. LaCore or Woodburn, as the case may be, is entitled to indemnification from the Company under the Company's certificate of incorporation, by-laws and Delaware law.

(g) The Company executed a limited release in favor of Messrs. LaCore and Woodburn with respect to all charges, claims, causes of action and demands related to their (i) directing, accepting, or permitting payments to or from certain positions in the Company's distributor "tree" from January 1, 2001 through the date of the release, (ii) any related party transactions relating or pertaining to Messrs. LaCore or Woodburn that were previously disclosed in the Company's public filings, and (iii) any disclosures made or omitted, if any, relating or pertaining to any of the foregoing conduct (collectively, the "Specified Conduct").

(h) Messrs. LaCore and Woodburn executed a general release in favor of the Company and its affiliates, including present and former stockholders, officers, directors, shareholders, employees, and representatives with respect to all charges, claims, causes of action and demands of any nature, known or unknown, which Messrs. LaCore or Woodburn had or may have in the future, except with respect to the Company's obligations under the Settlement Agreements.

In connection with the execution of the Settlement Agreements, the Company, Mr. LaCore, Mr. Woodburn, and the Escrow Agent terminated the Escrow Agreement.

On March 21, 2007, the Company entered into a temporary week-to-week agreement with Mr. LaCore to administer certain distributor positions at the top of the Company's distribution network "tree" and commissions accrued and payable to those positions for periods beginning on and after February 12, 2007. These are the same positions held by the distributor that indirectly made the payments to Messrs. Woodburn and LaCore that were discovered by the Audit Committee's independent investigator on November 10, 2005 (as previously disclosed). Under the temporary agreement, Mr. LaCore was expected to provide certain master distributor services and provide leadership and support to the Company's other distributors, all of whom are "down-lines" of the positions temporarily administered by Mr. LaCore. In return, the Company agreed to pay the commissions generated by these positions under the Company's distributor compensation plan to Mr. LaCore, who in turn agreed to pay some or all of the commissions to other distributors' downline. The amount of gross commissions paid to Mr. LaCore for temporary administration of these positions during 2007 was $741,000. The Company terminated the week-to-week agreement with Mr. LaCore on October 26, 2007.

On August 30, 2007, the Company accepted the surrender of 642,611 shares of the Company's common stock by Messrs. Woodburn and LaCore in payment of the principal and accrued interest on the Note. As provided in the Note, the value of the surrendered shares for purposes of determining the credit to be given against the principal and interest accrued on the Note was equal to the average of the closing prices for the 20 consecutive trading days preceding the date the shares were tendered for surrender.

13. SEGMENT INFORMATION

The Company sells products to a distributor network that operates in a seamless manner from market to market, except for the Chinese market. The Company believes that each of its operating segments should be aggregated into a single reportable segment as they have similar economic characteristics. In making this determination, the Company believes that each of the operating segments are similar in the nature of the products sold, the product acquisition process, the types of customers products are sold to, the methods used to distribute the products, and the nature of the regulatory environment.

The Company's e-commerce retail business launched in China during June 2007 does not require a direct selling license and allows for discounts on volume purchases. There is no separate segment manager who is held accountable by our chief operating decision-makers, or anyone else, for operations, operating results and planning for the Chinese market on a stand-alone basis. Accordingly, we consider ourselves to be in a single reporting segment and operating unit structure.

The Company's net sales and long-lived assets by market are as follows (in thousands):

	Year Ended December 31,	
	2006	2007
Net sales to external customers:		
North America	$14,144	$7,743
Hong Kong	88,835	47,240
China	–	538
Taiwan	4,367	5,861
Southeast Asia	1,710	883
South Korea	12,538	9,334
Australia/New Zealand	1,284	686
Japan	6,761	2,196
Latin America	3,496	990
Other[1]	293	1,030
Total net sales	$133,428	$76,501

[1] Represents product sales to KGC Networks Ptd Ltd. as part of a separate agreement entered into effective December 31, 2005 upon the sale of the Company's 51% interest in KGC to Bannks Foundation.

	December 31,	
	2006	2007
Long-lived assets:		
North America	$18,259	$5,660
Hong Kong	393	260
Taiwan	157	150
Southeast Asia	151	65
China	3,550	3,702
South Korea	2,200	2,879
Australia/New Zealand	26	–
Japan	649	44
Latin America	562	16
Other	12	13
Total long-lived assets	$25,959	$12,789

Due to system constraints, it is impracticable for the Company to separately disclose product and enrollment package revenue for the years presented.

14. LIQUIDITY

At December 31, 2007, the Company had cash and cash equivalents of $6.3 million and a working capital deficit of $3.2 million. During 2006 and 2007, the Company incurred significant, recurring losses from operations and negative operating cash flows. Sales decreased significantly during these years and the Company was unable to control the sales decline or cut operating expenses sufficiently to avoid the negative operating results. The Company's losses attributable to common stockholders were $11.5 million and $27.0 million during 2006 and 2007, respectively.

The Company has taken several actions to ensure that it will continue as a going concern. It has planned for and executed many cost reduction initiatives since the end of the third quarter of 2007, such as headcount reductions, which include the termination of multiple management-level positions in Greater China and North America, lease terminations, and reductions in discretionary expenses. As a result, the Company believes that its current cash breakeven level has been significantly reduced.

The Company believes that its existing internal liquidity, supported by cash on hand, anticipated improvement in cash flows from operations with more stabilized revenue and much lower fixed costs since October 2007, and the proceeds received from the private placements consummated in May and October 2007 should be adequate to fund normal business operations expected in the near future, assuming no significant unforeseen expense or further revenue decline.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A(T). CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2007. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2007 due to the material weakness identified as part of management's evaluation of internal control over financial reporting discussed below. As a result, the Company performed additional account analysis and reconciliations to ensure the consolidated financial statements present fairly, in all material respects, its financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting by using the criteria established in "Internal Control – Integrated Framework", issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of the material weakness described below, and based on the criteria set forth in "Internal Control – Integrated Framework" issued by the COSO, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2007.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2007, management determined the combination of deficiencies identified at the Company's subsidiary in Taiwan results in a material weakness in the Company's internal control over financial reporting. The deficiencies are due to the lack of evidential documentation supporting the reconciliation and review of certain account balances. Management believes this control deficiency results primarily from significant staff and supervisor turnover that occurred in Taiwan during the fourth quarter of 2007. Accordingly, management concluded that, if not detected and prevented, this deficiency could have resulted in a material misstatement of the Company's most significant account balances, such as cash, inventories, accrued distributors commissions as well as the related income or expense accounts.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During the most recently completed fiscal quarter, each of the following changes in the Company's internal control over financial reporting occurred that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting:

- Significant staff and supervisor turnover of the accounting and finance staff in Taiwan resulted in the deficiency described above. Management believes the employee turnover was due to a poorly defined reporting relationship within the region. A new line of reporting was established during December 2007. The Company is currently taking steps to remediate the deficiency by hiring a new, qualified finance manager and developing an action plan for reconciliation and review of each account balance. Additionally, management believes the action plan will include an initiative to improve efficiency and eliminate redundant tasks currently performed by the accounting and finance staff in Taiwan.
- As part of the Company's efforts to reduce operating costs and regain profitability, the Company eliminated management-level positions in Greater China, terminated certain of its Corporate accounting and finance staff and discontinued its subscription to compliance training programs provided by WeComply, Inc. concerning fraud awareness, insider trading, and the Foreign Corrupt Practices Act. Management believes that the cost savings from such actions outweigh any increase in control risk.

In connection with the application of Section 404 of the Sarbanes-Oxley Act of 2002 to the Company, the Company addressed the material weaknesses in internal control over financial reporting disclosed in its prior year Form 10-K. The Company implemented additional controls and control enhancements for certain of these material weaknesses, including the following.

- *Control Environment* – the Company's control environment is overseen by its principal executive officer and principal financial officer whose appointments, as well as the new policies since instituted, have set the tone for a greater level of emphasis on business ethics and internal control. Both of these individuals were responsible for detecting and reporting improper activities committed by two of the Company's previous executive officers prior to fiscal 2006.
- *Internal Audit Function* – Management has determined that its existing corporate governance controls are sufficient and do not warrant supplementing with an internal audit function.
- *Related Party Transactions* – the Company has not allowed any additional related party transactions since fiscal 2005. The Company's new procedure for director and officer questionnaires is to annually survey its directors and officers for the existence of any related party transactions or conflicts-of-interest.
- *Subsidiary Operations* – the Company incorporated subsidiary period-end checklists and questionnaires into its financial reporting close process to ensure that subsidiary operating activity is recorded, processed, summarized and reported within the appropriate time period.
- *Expense Reimbursement Procedures* – the Company has enhanced its policies and procedures regarding expense reimbursement procedures at its corporate office. Scrutiny of expense reimbursement procedures have been tightened to require multiple approvals for each submitted expense report and corporate credit cards involving executive officers have been cancelled.
- *Independent Distributor Relationships* – from time to time the Company enters into agreements for business or market development, which may result in additional compensation to specific distributors. The Company requires that each of these arrangements is substantiated by documentation which includes the underlying terms and conditions.

Item 9B. OTHER INFORMATION

None.

Part III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to Natural Health Trends Corp.'s definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report (the "Annual Proxy Statement").

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the Annual Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the Annual Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the Annual Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the Annual Proxy Statement.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this Form 10-K:

1. Financial Statements. See Index to Consolidated Financial Statements under Item 8 of Part II.
2. Financial Statement Schedules. Except as provided below, all financial statement schedules have been omitted because they are not required, not applicable, or because the required information is shown in the financial statements or notes thereto.

Schedule II – Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses/ Against Net Sales (1)	Deductions (2)	Balance at End of Period
	(In Thousands)			
Reserve for obsolete inventory				
Year ended December 31, 2007	$3,320	$489	$(1,987)	$1,822
Year ended December 31, 2006	$693	$2,823	$(196)	$3,320
Reserve for KGC receivable				
Year ended December 31, 2007	$1,354	$–	$(565)	$789
Year ended December 31, 2006	$2,759	$–	$(1,405)	$1,354
Accrual for sales returns				
Year ended December 31, 2007	$1,797	$2,898	$(3,941)	$754
Year ended December 31, 2006	$1,743	$6,472	$(6,418)	$1,797

(1) Additions to the reserve for obsolete inventory are charged to cost of sales. Additions to the accrual for sales returns are recorded as a reduction to net sales.

(2) Deductions to the reserve for obsolete inventory reflect disposals of obsolete inventory. Deductions to the accrual for sales returns reflect amounts refunded.

3. Exhibits. The exhibits listed on the accompanying Exhibit Index are filed as a part of, and are incorporated by reference into, this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURAL HEALTH TRENDS CORP.

Date: March 31, 2008

/s/ Chris T. Sharng
Chris T. Sharng
President
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of Natural Health Trends Corp., a Delaware corporation, and the undersigned directors and officers of Natural Health Trends Corp., hereby constitutes and appoints Chris T. Sharng and Gary C. Wallace, or any one of them, its, his or her true and lawful attorney-in-fact and agent, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this Report, and to file each such amendment to the Report, with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chris T. Sharng Chris T. Sharng	President (Principal Executive Officer)	March 31, 2008
/s/ Timothy S. Davidson Timothy S. Davidson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2008
/s/ Randall A. Mason Randall A. Mason	Chairman of the Board and Director	March 31, 2008
/s/ Stefan W. Zuckut Stefan W. Zuckut	Director	March 31, 2008

EXHIBIT INDEX
(Pursuant to Item 601 of Regulation S-K)

Exhibit Number	Exhibit Description
3.1	Certificate of Incorporation of Natural Health Trends Corp. (incorporated by reference to Exhibit 3.01 to Current Report on Form 8-K filed on July 12, 2005).
3.2	Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on May 9, 2007).
3.3	By-Laws of Natural Health Trends Corp. (incorporated by reference to Exhibit 3.02 to Current Report on Form 8-K filed on July 12, 2005).
4.1	Specimen Certificate for shares of common stock, $.001 par value per share, of Natural Health Trends Corp. (incorporated by reference to Exhibit 4.01 to Annual Report on Form 10-K filed on May 8, 2006).
10.1	Form of Common Stock Purchase Warrant issued in October 2004 Private Placement (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed on November 12, 2004).
10.2	Form of Stock and Warrant Purchase Agreement (U.S. Purchaser) dated May 4, 2007 between the Company and certain Purchasers (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 9, 2007).
10.3	Form of Stock and Warrant Purchase Agreement (Non-U.S. Purchaser) dated May 4, 2007 between the Company and certain Purchasers (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on May 9, 2007).
10.4	Form of Warrant to Purchase Shares of Common Stock of the Company, dated May 4, 2007 and issued to certain Purchasers (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on May 9, 2007).
10.5	Securities Purchase Agreement dated October 19, 2007 between the Company and certain Purchasers (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on October 22, 2007).
10.6	Form of Registration Rights Agreement signed by the Company and the Purchasers named in the Securities Purchase Agreement dated October 19, 2007 between the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on October 22, 2007).
10.7	Form of Variable Rate Convertible Debenture issued to the Purchasers named in the Securities Purchase Agreement dated October 19, 2007 between the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on October 22, 2007).
10.8	Form of Seven Year and One Year Warrants to Purchase Shares of Common Stock of the Company issued by the Company to the Purchasers named in the Securities Purchase Agreement dated October 19, 2007 between the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on October 22, 2007).
10.9	Settlement agreement dated as of October 31, 2006, by and among Terry LaCore, Mark D. Woodburn and Natural Health Trends Corp. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 1, 2006).
10.10	Indemnification agreement effective as of October 31, 2006 by and among Natural Health Trends Corp., Terry LaCore and Mark D. Woodburn (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on November 1, 2006).
10.11	Voting agreement, dated as of October 31, 2006, by and among Natural Health Trends Corp., Terry L. LaCore and Mark D. Woodburn (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on November 1, 2006).
10.12	Stockholders Agreement, dated as of March 31, 2004, by and among the Company, John Cavanaugh, Terry LaCore and Jason Landry (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on April 15, 2004).
10.13	Lease by and between CLP Properties Texas, LLP and Natural Health Trends Corp. dated as of June 18, 2005 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 24, 2005).
10.14	Agreement dated December 21, 2005 between Natural Health Trends Corp. and KGC Networks Pte Ltd. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on December 28, 2005).
+10.15	2002 Stock Plan, as amended (incorporated by reference to Appendix C to Definitive Proxy Statement filed on April 27, 2005).
+10.16	Form of Notice of Grant of Stock Option Agreement under the Company's 2002 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 1, 2005).
+10.17	2007 Annual Incentive Plan (incorporated by reference to Appendix A to Definitive Proxy Statement filed on October 20, 2006).
+10.18	2007 Equity Incentive Plan (incorporated by reference to Appendix B to Definitive Proxy Statement filed on October 20, 2006).
+10.19	Form of Notice of Restricted Stock Grant and Restricted Stock Agreement under the Company's 2007 Equity Incentive

Plan (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on May 11, 2007).

+10.20 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Chris Sharng, dated April 23, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 26, 2007).

+10.21 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Timothy S. Davidson dated April 23, 2007 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on April 26, 2007).

+10.22 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Gary C. Wallace dated April 23, 2007 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on April 26, 2007).

+10.23 Employment letter agreement dated as of December 8, 2006 between Natural Health Trends Corp. and John Cavanaugh (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 13, 2006).

+10.24 Non-competition and proprietary rights assignment agreement dated as of December 8, 2006 between Natural Health Trends Corp. and John Cavanaugh (incorporated by reference to Exhibit 10.2to Current Report on Form 8-K filed on December 13, 2006).

+10.25 Form of Indemnification Agreement dated December 13, 2005, between Natural Health Trends Corp. and each of its directors (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 13, 2005).

+10.26 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Curtis Broome dated April 23, 2007 (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on April 26, 2007).

+10.27 Employment letter agreement dated as of July 31, 2006 between Natural Health Trends Corp. and Stephanie Hayano (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 3, 2006).

+10.28 Non-competition and proprietary rights assignment agreement dated as of July 31, 2006 between Natural Health Trends Corp. and Stephanie Hayano (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on August 3, 2006).

+10.29 Severance Agreement dated as of February 21, 2007 between Natural Health Trends Corp. and Stephanie Hayano (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on February 26, 2007).

+10.30 Letter agreement dated as of March 1, 2006 between Natural Health Trends Corp. and Robert H. Hesse (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on March 16, 2006).

+10.31 Founder Compensation Agreement by and among Lexxus International, Inc., Natural Health Trends Corp., Rodney Sullivan and Pam Sullivan, Michael Bray, and Jeff Provost (incorporated by reference to exhibit to Annual Report on Form 10-KSB filed on April 16, 2002).

+10.32 Amendment No. 1 to Founder Compensation Agreement by and among Lexxus International, Inc., Natural Health Trends Corp., Rodney Sullivan and Pam Sullivan, Michael Bray, and Jeff Provost (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K filed on March 31, 2005).

14.1 Worldwide Code of Business Conduct, as revised (incorporated by reference to Exhibit 14.1 to Annual Report on Form 10-K filed on March 28, 2007).

14.2 Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.2 to Annual Report on Form 10-K filed on March 31, 2005).

21.1 Subsidiaries of the Company (filed herewith).

23.1 Consent of Lane Gorman Trubitt, L.L.P. (filed herewith).

24.1 Power of Attorney (see signature page).

31.1 Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (filed herewith).

31.2 Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (filed herewith).

32.1 Certification of the Principal Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2 Certification of the Principal Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

+ Management contract or compensatory plan

EXHIBIT 31.1

CERTIFICATION

I, Chris T. Sharng, certify that:

1. I have reviewed this annual report on Form 10-K of Natural Health Trends Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2008

/s/ Chris T. Sharng
Chris T. Sharng
President
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Natural Health Trends Corp. (the "Company") on Form 10-K for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Timothy S. Davidson, the principal financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008

/s/ Timothy S. Davidson
Timothy S. Davidson
Chief Financial Officer

EXHIBIT 31.1

CERTIFICATION

I, Chris T. Sharng, certify that:

1. I have reviewed this annual report on Form 10-K of Natural Health Trends Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2008

/s/ Chris T. Sharng
Chris T. Sharng
President
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Timothy S. Davidson, certify that:

1. I have reviewed this annual report on Form 10-K of Natural Health Trends Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2008

/s/ Timothy S. Davidson
Timothy S. Davidson
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Natural Health Trends Corp. (the "Company") on Form 10-K for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Chris T. Sharng, the principal executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008

/s/ Chris T. Sharng
Chris T. Sharng
President

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Natural Health Trends Corp. (the "Company") on Form 10-K for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Timothy S. Davidson, the principal financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008

/s/ Timothy S. Davidson
Timothy S. Davidson
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 1

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number: 0-26272

NATURAL HEALTH TRENDS CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	59-2705336 (I.R.S. Employer Identification No.)
2050 Diplomat Drive Dallas, Texas (Address of principal executive offices)	75234 (Zip code)

Registrant's telephone number, including area code: (972) 241-4080

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**The Nasdaq Stock Market LLC (Nasdaq Capital Market)**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Small reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price of such common equity on June 30, 2007: $26,614,106

At April 21, 2008, the number of shares outstanding of the registrant's common stock was 10,347,126 shares.

NATURAL HEALTH TRENDS CORP.

EXPLANATORY NOTE

Natural Health Trends Corp. is filing this Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 31, 2008 (the "Form 10-K") to furnish the information required in Part III (Items 10, 11, 12, 13 and 14). This report is limited in scope to the items identified above and should be read in conjunction with the Form 10-K. This report does not reflect events occurring after the filing of the Form 10-K and, other than the furnishing of the information identified above, does not modify or update the disclosure in the Form 10-K in any way.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical facts, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives are forward-looking statements. When used in this report, the words "believe," "anticipate," "intend," "estimate," "expect," "project," "could," "would," "may," "plan," "predict," "pursue," "continue," "feel" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We cannot guarantee future results, levels of activity, performance or achievements, and you should not place reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. In addition, any forward-looking statements represent our expectation only as of the date of this report and should not be relied on as representing our expectations as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our expectations change.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this report. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from forward-looking statements include the risks described under the caption "Risk Factors" in the Form 10-K, which include the following:

- we may continue to experience substantial negative cash flows;
- we may need to seek additional debt or equity financing;
- we face risks related to an SEC investigation and securities and other litigation;
- we could be adversely affected by additional audit committee investigations;
- our ability to attract and retain distributors;
- our ability to recruit and retain key management, directors and consultants;
- our inability to directly control the marketing of our products;
- our inability to control our distributors to the same extent as if they were our own employees;
- our ability to protect or use our intellectual property rights;
- claims against us that could arise from the misconduct of some of our former officers and.directors;
- adverse publicity associated with our products, ingredients or network marketing programs, or those of similar companies;
- our ability to maintain or expand the number of our distributors or their productivity levels;
- changes to our distributor compensation plan may not be accepted;
- our dependence on our Hong Kong and China market for most of our revenue;
- regulatory matters pertaining to direct-selling laws, particularly in China;
- we could be required to modify our compensation plan in China in a way that could adversely affect our business;
- activities of our members in China could adversely affect our Hong Kong e-commerce model;
- our inability to obtain a direct-selling license in China;
- our failure to properly pay business taxes or customs duties, including those of China;
- risks associated with operating internationally;
- risks associated with the amount of compensation paid to distributors, which can affect our profitability;
- we rely on our suppliers' product liability insurance and product liability claims could hurt our business;

- our internal controls and accounting methods may require further modification;
- we could be adversely affected if we fail to maintain an effective system of internal controls;
- risks associated with our reliance on information technology systems;
- risks associated with the extensive regulation of our business and the implications of changes in such regulations;
- currency exchange rate fluctuations could lower our revenue and net income;
- failure of new products to gain distributor or market acceptance;
- failure of our information technology system could harm our business;
- we have a limited product line;
- our reliance on outside manufacturers;
- the intensely competitive nature of our business;
- terrorist attacks, cyber attacks, acts of war or other disasters, particularly given the scope of our international operations;
- disappointing quarterly revenue or operating results, which could adversely affect our stock price;
- our common stock is particularly subject to volatility because of the industry in which we operate;
- consequences arising if an active public trading market for our common stock does not continue;
- consequences if we fail to regain compliance with applicable Nasdaq requirements;
- adverse consequences if securities analysts publish adverse research or reports, or otherwise fail to cover us at all;
- our failure to wisely apply the proceeds derived from our May and October 2007 financings effectively;
- adverse cash flow consequences from leverage and debt service obligations;
- substantial cash payments could be required upon an event of default under our variable rate convertible debentures;
- failure to maintain the registration statements covering the resale of shares of common stock for certain investors will result in liquidated damages;
- covenants and restrictions in certain investor agreements could restrict our ability to operate our business;
- the implications of the actual or anticipated conversion or exercise of our convertible securities; and
- future sales by us or our stockholders of shares of common stock could depress the market price of our common stock.

Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in the Form 10-K, including under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our financial statements and the related notes.

Forward-looking statements in this report speak only as of the date hereof, and forward looking statements in documents incorporated by reference speak only as of the date of those documents. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law. Unless otherwise noted, the terms "we," "our," "us," "Company," refer to Natural Health Trends Corp. and its subsidiaries.

Part III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The biographical information for each director of the Company is set forth below:

Randall A. Mason. Mr. Mason has been a director of the Company since May 2003 and has served as Chairman of the Board of Directors since March 2006. Mr. Mason founded and has served as President and Chief Executive Officer of Marden Rehabilitation Associates, Inc. since 1989. Marden Rehabilitation Associates, Inc. is a private, Midwest U.S. ancillary provider of rehabilitative therapy services and home healthcare. Mr. Mason is 49 years of age. He has a bachelor degree in chemical engineering from the University of Pittsburgh.

Stefan W. Zuckut. Mr. Zuckut has served as a director of the Company since May 2007. Mr. Zuckut has since November 2005 served as Vice President, Corporate Development with Blade Network Technologies, Inc., a computer networking company. He was a partner of Top Sight Capital, a hedge fund, from January 2005 to May 2005, and served as an analyst for Bowman Capital, a hedge fund, from July 2003 to December 2004. From October 1999 to April 2003, he served as Manager, Corporate Development, for Agilent Technologies, Inc., which provides electronic and chemical measurement solutions to various industries. Prior to that, he worked in various professional positions at Atlantic Richfield Co., Mattel Inc. and McKinsey & Co. Mr. Zuckut is 47 years of age. He has a Ph.D. degree from the University of Cologne, a master in business administration degree ("MBA") from the University of Chicago and a master degree in science from the Darmstadt Institute of Technology in Germany.

Biographical information regarding the Company's executive officers is as follows:

Chris T. Sharng. Mr. Sharng has served as President of the Company since February 2007. He previously served as Executive Vice President and Chief Financial Officer of the Company from August 2004 to February 2007, although Mr. Sharng also performed the functions of the principal executive officer of the Company from April 2006 to August 2006. From March 2006 to August 2006, Mr. Sharng also served as a member of the Company's Executive Management Committee, which was charged with managing the Company's day-to-day operations while a search was conducted for a new chief executive officer for the Company. From March 2004 through July 2004, Mr. Sharng was the Chief Financial Officer of NorthPole Limited, a privately held Hong Kong-based manufacturer and distributor of outdoor recreational equipment. From October 2000 through February 2004, Mr. Sharng was the Senior Vice President and Chief Financial Officer of Ultrak Inc., which changed its name to American Building Control Inc. in 2002, a Texas-based, publicly traded company listed on NASDAQ that designed and manufactured security systems and products. From March 1989 through July 2000, Mr. Sharng worked at Mattel, Inc., most recently as the Vice President of International Finance. Mr. Sharng is 44 years of age. Mr. Sharng has an MBA from Columbia University and received his bachelor degree from National Taiwan University.

Timothy S. Davidson. Mr. Davidson has served as the Company's Chief Financial Officer and Senior Vice President since February 2007. He previously served as the Company's Chief Accounting Officer from September 2004 to February 2007. From February 2000 to February 2001, Mr. Davidson was Manager of Financial Reporting for a Dallas-based telecommunications company, IP Communications, Inc. From March 2001 to September 2004, Mr. Davidson was Corporate Controller for another telecommunications company, Celion Networks, Inc., located in Richardson, Texas. From December 1994 through January 2000, Mr. Davidson was employed by Arthur Andersen, LLP, most recently as an Audit Manager. Mr. Davidson is 37 years of age. Mr. Davidson has a master degree in professional accounting from the University of Texas at Austin and received his bachelor degree from Texas A&M University at Commerce.

Gary C. Wallace. Mr. Wallace has served as the Company's General Counsel, Chief Ethics and Compliance Officer and Secretary since January 2006. Prior to that, Mr. Wallace was a shareholder in the Dallas, Texas law firm of de la Garza & Wallace, PC since March 2001. Mr. Wallace has practiced business and corporate law in Dallas, Texas since 1982. Mr. Wallace is 51 years of age. Mr. Wallace received his law degree and bachelor degree from the University of Texas at Austin.

John F. Cavanaugh. Mr. Cavanaugh has been the Chief Executive Officer of MarketVision since its founding in 2000 and its President after its acquisition by the Company in March 2004. From March 2006 to August 2006, Mr. Cavanaugh also served as a member of the Company's Executive Management Committee, which was charged with managing the Company's day-to-day operations while a search was conducted for a new chief executive officer for the Company. From 1997 until 2000, Mr. Cavanaugh was the founder and CEO of WebWizard LLC, an internet application design company. Mr. Cavanaugh is 47 years of age. Mr. Cavanaugh studied at Gonzaga University.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and persons who own more than 10% of a registered class of the Company' equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with, except that Mr. Zuckut filed a Form 3 late and Mr. Cavanaugh filed two Form 4s reporting four transactions late.

Code of Ethics

The Company has a Code of Business Conduct and a Code of Ethics for Senior Financial Officers (collectively, the "Codes") that apply to our employees, officers (including our principal executive officer, principal financial officer and principal accounting officer or controller) and directors. The Codes are intended to establish standards necessary to deter wrongdoing and to promote compliance with applicable governmental laws, rules and regulations and honest and ethical conduct. The Codes cover all areas of professional conduct, including conflicts of interest, fair dealing, financial reporting and disclosure, protection of Company assets and confidentiality. Employees have an obligation to promptly report any known or suspected violation of the Codes without fear of retaliation. Waiver of any provision of the Codes for executive officers and directors may only be granted by the Board of Directors or one of its committees and any such waiver or modification of the Codes relating to such individuals will be disclosed by the Company on its website. The Codes are available on the Company's website, www.naturalhealthtrendscorp.com.

Audit Committee Matters

The Board of Directors maintains an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act. Stefan W. Zuckut serves as Chairman of the Audit Committee and Randall A. Mason also serves as a member of the Audit Committee. The Board of Directors has determined that Mr. Zuckut meets the SEC criteria of an "audit committee financial expert" and that he meets the requirements of Nasdaq Marketplace Rule 4350 relating to "independence" for audit committee members and for financial oversight responsibility.

Item 11. EXECUTIVE COMPENSATION

The following table provides information concerning the compensation for the years ended December 31, 2006 and 2007, for our principal executive officer, our former principal executive officer and the two other most highly compensated executive officers during 2007 (collectively, the "named executive officers"):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Chris T. Sharng, President	2006	$250,000	$ –	$ –	$139,427	$9,900[3]	$399,327
	2007	250,000	–	193,792	–	10,125[3]	453,917
Curtis E. Broome, former Worldwide President of NHT Global	2006	250,000	50,000	–	85,895	112,000[7]	497,895
	2007	250,000	–	64,295	–	161,507[7]	475,802
John F. Cavanaugh, President of MarketVision	2006	193,462	89,200	–	17,025	9,900[3]	309,587
	2007	211,032	–	67,533	–	9,496[3]	280,061
Stephanie S. Hayano, former Chief Executive Officer and President	2006	126,923	92,500[4]	–	37,804[5]	41,448[6]	298,675
	2007	49,482	–	–	–	271,716[6]	321,198

[1] The amounts appearing in the Stock Awards column represent the SFAS No. 123(R) compensation expense, prior to any estimated forfeitures, recognized during fiscal 2007 for stock awards granted and for stock options exchanged for stock awards during fiscal 2007. See Note 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, and "—Named Executive Officer Compensation Arrangements" below.
[2] The amounts appearing in the Option Awards column represent the SFAS No. 123(R) compensation expense, prior to any estimated forfeitures, recognized during fiscal 2006. See Note 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, and "—Named Executive Officer Compensation Arrangements" below.
[3] Represents employer matching contributions under the Company's defined contribution plan.
[4] Includes a $30,000 signing bonus and a $62,500 guaranteed bonus for fiscal 2006.
[5] Ms. Hayano's employment with us terminated before any of these options vested, so they were all forfeited.
[6] Includes a housing allowance of $27,500 and personal travel expenses of $13,948 during fiscal 2006, and severance payments of $253,846, a housing allowance of $5,000 and vacation compensation of $12,870 during fiscal 2007.
[7] Includes an annual housing and living allowance equal to $112,000 per annum. Year 2007 also includes $31,507 for unused vacation through December 31, 2007, $12,179 for tax preparation services and $5,821 for relocation expenses.

The following table summarizes all outstanding equity awards held by our named executive officers as of December 31, 2007:

Outstanding Equity Awards at December 31, 2007

Name	Stock Awards	
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Chris T. Sharng	107,033[2]	$129,510
	30,000[3]	36,300
Curtis E. Broome	–	–
John F. Cavanaugh	140,758[2]	170,317
	20,000[3]	24,200
Stephanie S. Hayano	–	–

[1] Market value is computed by multiplying the closing market price of the Company's stock as of December 31, 2007 of $1.21 per share by the number of shares of stock that have not vested.
[2] One-twelfth of the shares will vest quarterly on March 15, June 15, September 15, and December 15 of each year through March 15, 2010.
[3] Two-twelfths of the shares will vest on June 15, 2008, and one-twelfth of the shares will vest quarterly on March 15, June 15, September 15, and December 15 of each year thereafter through December 15, 2010.

Named Executive Officer Compensation Arrangements

Chris T. Sharng. We entered into an employment agreement with Mr. Sharng as our Executive Vice President and Chief Financial Officer in August 2004. The agreement provided for the payment to Mr. Sharng of a base salary of $250,000 in 2006. We entered into a new employment agreement with Mr. Sharng on April 23, 2007, which provides for a base salary of $250,000 in 2007. The base salary for Mr. Sharng is subject to a minimum 3% annual increase each January 1st. Mr. Sharng is also entitled to participate in our annual incentive plan, equity incentive plan and other standard U.S. employee benefit programs.

Curtis E. Broome. We entered into an employment letter agreement with Mr. Broome on July 18, 2006. The agreement provided for the payment to Mr. Broome of an annual base salary of $250,000 for 2006. The agreement also provided for the payment to Mr. Broome of a signing bonus of $50,000 and an annual housing and living allowance equal to $80,000 per annum (as Mr. Broome was based in Hong Kong), and entitled Mr. Broome to participate in our standard benefits program available to our United States employees. His annual housing and living allowance was subsequently increased to $112,000, effective as of January 1, 2006. These compensation terms were included in a new employment agreement that we entered into with Mr. Broome in April 2007. His employment was terminated on December 31, 2007.

John F. Cavanaugh. In connection with our acquisition of MarketVision Communications Corporation ("MarketVision") in March 2004, we entered into an employment agreement with Mr. Cavanaugh for a term of three years providing for an annual salary of $193,000. On December 8, 2006, we, MarketVision and Mr. Cavanaugh entered into a new employment agreement that replaced and superseded the previous agreement in its entirety. The new agreement has a three year term and provides that Mr. Cavanaugh will continue to serve as President of MarketVision. The employment agreement provides Mr. Cavanaugh with a retention bonus of $89,200 along with an annual salary of $205,000 through December 31, 2006. Commencing on January 1, 2007 and on each January 1st thereafter during the term of the agreement, Mr. Cavanaugh's salary will increase by 3% if his performance is satisfactory. Mr. Cavanaugh is also entitled to participate in our annual incentive plan, equity incentive plan and other standard U.S. employee benefit programs.

Stephanie S. Hayano. Under our original agreement with Ms. Hayano, we agreed to pay Ms. Hayano an annual base salary of $300,000 plus an annual bonus equal to 50% of her base salary if certain of our annual performance goals are achieved. For fiscal 2006, the Compensation Committee agreed to pay Ms. Hayano a guaranteed cash bonus equal to $62,500 and a signing bonus equal to $30,000. In addition, we agreed to pay a temporary living allowance equal to $5,000 per month through January 31, 2007, or until she relocated to the Dallas metropolitan area, whichever is sooner. Ms. Hayano was also granted options to purchase 150,000 shares of our common stock at an exercise price of $2.79 per share. The options were to vest in equal annual installments over a three year period commencing on July 31, 2007 and expire on July 31, 2011. Because of Ms. Hayano's severance from the Company, these options never vested. Effective February 21, 2007, Ms. Hayano resigned as our President and Chief Executive Officer and as a member of our Board of Directors. In exchange for a general release of all claims against us, we agreed to (a) continue to pay Ms. Hayano's salary for a period of 12 months, less any amounts paid, due or promised to her as compensation from third parties during that period and pay her health insurance premiums in the amount of $8,627, (b) pay her the $62,500 guaranteed cash bonus for fiscal year 2006 due to her under the employment agreement with us, and (c) give her a release of claims arising from or related to facts within the knowledge of our Board of Directors, executive management, or general counsel.

Stock Option Grants. On June 24, 2004, the Company granted 34,124 stock options to Mr. Sharng. On October 31, 2005, the Company granted 15,000 and 12,500 stock options to Messrs. Sharng and Broome, respectively, and on November 25, 2005, the Company granted 12,500, 25,000 and 7,500 stock options to Messrs. Sharng, Broome and Cavanaugh, respectively. Additionally, on November 17, 2006, the Company granted 28,000 stock options to Mr. Broome. Except for the grant to Mr. Broome on November 17, 2006, each of these grants was cancelled in exchange for shares of restricted stock in June 2007. The grant to Mr. Broome on November 17, 2006, was forfeited when Mr. Broome's employment terminated as of December 31, 2007.

2007 Restricted Stock Grants. On April 21, 2007, the Company awarded 111,900, 84,400 and 99,400 shares of restricted stock to Messrs. Sharng, Broome and Cavanaugh, respectively, and on December 31, 2007, the Company awarded 30,000 and 20,000 shares of restricted stock to Messrs. Sharng and Cavanaugh, respectively, under the Company's 2007 Equity Incentive Plan. The awards of restricted stock vest quarterly on a pro rata basis over a three-year period. 63,301 shares of the restricted stock awarded to Mr. Broome were forfeited when Mr. Broome's employment terminated as of December 31, 2007.

2007 Exchange of Restricted Stock for Stock Options. On May 25, 2007, the Company filed a Schedule TO with the Securities and Exchange Commission offering eligible option holders the opportunity to exchange outstanding stock options with an exercise price greater than $9.00 per share, which were originally granted under the Company's 2002 Stock Option Plan, for shares of restricted stock that would be awarded under the 2007 Equity Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of restricted stock awards that the Company offered in exchange for each eligible stock option was determined by an exchange ratio established for that specific stock option. The exchange ratio was determined based on a number of factors, including the value of outstanding eligible stock options based on the Black-Scholes option pricing model. The aggregate value of the restricted stock awards that were offered was roughly comparable to the aggregate Black-Scholes value of the eligible options surrendered for exchange. The offering period expired on June 25, 2007, and pursuant to the Offer to Exchange, the Company accepted for cancellation stock options to purchase an aggregate of 499,124 shares of common stock in exchange for 197,896 shares of restricted stock. Messrs. Sharng, Broome and Cavanaugh surrendered 61,624, 37,500 and 261,080 options, respectively, and received 30,812, 18,750 and 88,277 shares of restricted stock, respectively, pursuant to the Offer to Exchange. All restricted stock awards issued in exchange for eligible stock options vest quarterly on a pro rata basis over a three-year period. 14,062 shares of restricted stock awarded to Mr. Broome were forfeited when Mr. Broome's employment terminated as of December 31, 2007.

Severance and Post-Termination Payment Arrangements

We have entered into employment agreements with each of our named executive officers. Under certain of these agreements, we are required to provide compensation to these officers in the event of the termination of the executive's employment. Details for each named executive officer are set forth below.

Chris T. Sharng. Our current employment agreement with Mr. Sharng that was entered into on April 23, 2007 provides that if Mr. Sharng's employment with us is terminated voluntarily by him for "good reason" that has not been cured by us within 30 days of such notice, or is terminated by us without cause, other than in connection with a change of control, then Mr. Sharng will be entitled to the continuation of the payment of his salary, plus health and medical insurance coverage, for a period of up to one year following the termination date, or until the earlier date upon which he becomes engaged in any "competitive activity" or breaches the terms of his Non-Competition Agreement with us.

If Mr. Sharng's employment with us is terminated by us without cause during the period commencing on the date that is 30 days prior to a change of control through and including a date that is 18 months following the change of control, he is entitled to the continuation of the payment of his salary, plus health and medical insurance coverage for a period of up to two years, plus health and medical insurance coverage for the same two year period following the termination date. This payment is due in a lump sum 30 days after the termination date.

In order to be entitled to receive the severance amount in either of the above scenarios, Mr. Sharng must execute a full general release of all claims against us and our affiliates.

A "change of control" is defined as: (i) When any "person" as defined in Section 3(a)(9) of the Securities and Exchange Act of 1934, as amended, and as used in Section 13(d) and 14(d) thereof including a "group" as defined in Section 13(d) of the Exchange Act, but excluding the Company or any subsidiary or any affiliate of the Company or any employee benefit plan sponsored or maintained by the Company or any subsidiary of the Company (including any trustee of such plan acting as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities; or (ii) when, during any period of 24 consecutive months, the individuals who, at the beginning of such period constituted the Board of Directors (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof, provided, however, that a director who was not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24 month period) or through the operation of this provision; or (iii) the occurrence of a transaction requiring stockholder approval under applicable state law for the acquisition of the Company by an entity other than the Company or a subsidiary or an affiliated company of the Company through purchase of assets, or by merger, or otherwise; provided however, that none of the foregoing shall constitute a change of control if such transaction, event or occurrence is approved by, or consented to, by Mr. Sharng.

Mr. Sharng will be subject to a covenant not to compete for six months following his termination and thereafter as long as his severance payments continue (other than severance in connection with a change of control).

Curtis E. Broome. Our employment agreement with Mr. Broome that was entered into on April 23, 2007, contains the same severance, change of control, and non-competition provisions as those set out in our agreement with Mr. Sharng dated April 23, 2007. In addition to the severance benefits to which Mr. Broome is entitled under the terms of his employment agreement, in connection with the termination of Mr. Broome's employment as of December 31, 2007, the Company paid the estimated cost of relocating his household items back to Dallas, Texas from Hong Kong.

John F. Cavanaugh. Our employment agreement with Mr. Cavanaugh provides that if his employment with us is terminated without "cause" or terminated voluntarily by him for "good reason," he is entitled to the continuation of the payment of his salary, plus health and medical insurance coverage for a period of up to two years following the termination date, or until the earlier date upon which he becomes engaged in any "competitive activity" or breaches the terms of his Non-Competition Agreement with us.

If Mr. Cavanaugh's employment with us is terminated by us without cause or by him for "good reason" during the period commencing on the date that is 30 days prior to a change of control through and including the date that is 18 months following a change of control, he is entitled to the continuation of the payment of his salary, plus health and medical insurance coverage for a period of up to three years following the termination date, or until the earlier date upon which he becomes engaged in any competitive activity or breaches the terms of his Non-Competition Agreement with us.

Stephanie S. Hayano. Under our employment agreement with Ms. Hayano, if she had relocated permanently to Dallas, she would have been entitled to certain severance payments. If she had relocated and her employment with us were terminated without "cause" or terminated voluntarily by her for "good reason," she would have been entitled to the continuation of the payment of her salary, plus health and medical insurance coverage for a period of up to two years following the termination date, or until the earlier date upon which she became engaged in any "competitive activity" or breached the terms of her Non-Competition Agreement with us. Ms. Hayano did not relocate to Dallas, so she was not entitled to any severance payments under the terms of her original employment agreement.

If Ms. Hayano had relocated to the Dallas area, and her employment with us had been terminated without "cause" or by her for "good reason" during the period commencing on the date that is 30 days prior to a change of control through and including the date that is 18 months following a change of control, she would have been entitled to the continuation of the payment of her salary, plus health and medical insurance coverage for a period of up to three years following the termination date, or until the earlier date upon which she became engaged in any "competitive activity" or breached the terms of her Non-Competition Agreement with us. Ms. Hayano did not relocate to Dallas, so she was not entitled to any change of control payments under the terms of her original employment agreement.

For a description of the payments we made to Ms. Hayano upon the actual termination of her employment, please see "— Employment Agreements."

Director Compensation

Each non-employee member of our Board of Directors receives a cash retainer, plus the reimbursement of their respective out-of-pocket expenses incurred in connection with the performance of their duties as directors, and a discretionary restricted stock award. A cash retainer was paid in 2007 to each director monthly, with each of Messrs. Martino, Morris, O'Brien and Zuckut receiving a monthly retainer of $3,333, Sir Brian Wolfson receiving a monthly retainer of $4,167 and Mr. Mason receiving a monthly retainer of $5,333. Messrs. Martino and Zuckut received an additional payment of $2,000 per month for services rendered as Chairman of the Audit Committee. Mr. Morris also received an additional payment of $3,333 per month under a consulting engagement to assist with general business matters in 2007 following his resignation as a director.

On April 21, 2007, the Company awarded 37,500, 30,000 and 30,000 shares of restricted stock to Messrs. Mason, Martino, and Wolfson, respectively. These restricted stock awards vested immediately on the date of grant. In addition, in connection with the election of Mr. Zuckut to the Board of Directors on May 23, 2007, the Company awarded 8,750 shares of restricted stock to Mr. Zuckut, which vest quarterly on a pro rata basis over a three-year period. On December 31, 2007, the Company awarded 30,000 shares of restricted stock to each of Messrs. Mason and Zuckut, of which two-twelfths vest on June 15, 2008, and one-twelfth vest quarterly thereafter.

On July 23, 2007, the Company accepted for cancellation from Messrs. Mason and Martino stock options to purchase 67,500 and 7,500 shares of common stock, respectively, in exchange for 44,184 and 3,750 shares of restricted stock, respectively, issued under the Company's 2007 Equity Incentive Plan. These restricted stock awards issued in exchange for eligible stock options vested immediately upon issuance. The number of restricted stock awards that the Company offered in exchange for each eligible stock option was determined by an exchange ratio established for that specific stock option. The exchange ratio for options that had an exercise price greater than $10.00 per share was determined based on a number of factors, including the value of outstanding eligible stock options based on the Black-Scholes option pricing model. For these options, which were issued under the Company's 2002 Stock Option Plan, the aggregate value of the restricted stock awards that were offered is roughly comparable to the aggregate Black-Scholes value of the eligible options surrendered for exchange. For options that had an exercise price of $2.00 per share or less (which were granted in 2002 before the adoption of the 2002 Stock Option Plan), the exchange ratio was determined by multiplying the number of shares for which the options could be exercised by the difference between the closing price per share on the last trading day preceding the exchange and the exercise price per share of the options, and then dividing that product by the closing price per share on the last trading day preceding the exchange.

The following table shows the 2007 compensation earned by each non-employee member of the Company's Board of Directors:

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(5)	All Other Compensation	Total ($)
Anthony B. Martino (1)	$48,000	$63,600	$ –	$111,600
Randall A. Mason	64,000	85,501	–	149,501
Terrence M. Morris (2)	6,667	–	29,997 (6)	36,664
Colin J. O'Brien (2)	6,667	–	–	6,667
Sir Brian Wolfson (3)	18,011	63,600	–	81,611
Stefan W. Zuckut (4)	28,194	5,965	–	34,159

(1) Mr. Martino resigned as a director in October 2007.
(2) Messrs. Morris and O'Brien resigned as directors in February 2007.
(3) Sir Brian Wolfson passed away in May 2007.
(4) Mr. Zuckut was elected as a director in May 2007.
(5) The amounts appearing in the Stock Awards column represent the SFAS No. 123(R) compensation expense, prior to any estimated forfeitures, recognized during fiscal 2007 for stock awards granted and for stock options exchanged for stock awards during fiscal 2007. See Note 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.
(6) Represents consulting fees paid to Mr. Morris for consulting services performed following his resignation as a director.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table sets forth information regarding all compensation plans under which Company equity securities are authorized for issuance as of December 31, 2007:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in left column)
Equity compensation plans approved by security holders	70,500	$1.80	460,824
Equity compensation plans not approved by security holders	–	$–	–
Total	70,500	$1.80	460,824

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth, as of April 21, 2008, the beneficial ownership of the Company's common stock: (i) by each person known by the Company to be the beneficial owner of five percent or more of the Company's outstanding common stock, (ii) by each director of the Company, (iii) by the named executive officers during fiscal 2007, and (iv) by the Company's current directors and executive officers of the Company as a group. Unless otherwise specified, and subject to applicable community property laws, all persons listed below have sole voting and investment power with respect to their shares.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (2)
Officers and Directors (Current and Former):		
Chris T. Sharng	196,386 (3)	1.9%
Curtis E. Broome (5)	5,666	*
John F. Cavanaugh	333,408 (4)	3.2%
Stephanie S. Hayano (6) 220 Morsehill Road Millerton, NY 12546	–	*
Randall A. Mason	187,183 (7)	1.7%
Stefan W. Zuckut	53,750 (8)	*
Current Directors and Executive Officers as a Group (6 persons)	884,143 (9)	8.5%
5% of More Stockholders:		
Big Rich International Ltd. 4010 Gloucester Tower, The Landmark 11 Pedder Street Central Hong Kong	941,171 (10)	8.4%

---

* Indicates beneficial ownership of less than 1%

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Natural Health Trends Corp., 2050 Diplomat Drive, Dallas, Texas 75234.

(2) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of April 21, 2008 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person in accordance with Item 403 of Regulation S-K of the Securities Exchange Act of 1933 and Rules 13(d)-3 of the Securities Exchange Act, and based upon 10,347,126 shares of common stock outstanding as of April 21, 2008.

(3) Includes (i) 1,984 shares of common stock issuable upon the exercise of warrants held by Mr. Sharng and (ii) 145,140 shares of restricted stock subject to vesting. Mr. Sharng shares voting and investment power over 11,500 of the shares with his wife.

(4) Includes (i) 1,984 shares of common stock issuable upon the exercise of warrants held by Mr. Cavanaugh and (ii) 148,461 shares of restricted stock subject to vesting.

(5) Mr. Broome is a former executive officer of the Company.

(6) Ms. Hayano is a former director of the Company and the former Chief Executive Officer of the Company.

(7) Includes (i) 5,000 shares of common stock issuable upon the exercise of options held by Mr. Mason, (ii) 27,399 shares owned by Marden Rehabilitation Associates, Inc., an entity controlled by Mr. Mason, and (iii) 45,000 shares of restricted stock subject to vesting.

(8) Includes 50,834 shares of restricted stock subject to vesting.

(9) Includes (i) 3,968 shares that may be acquired upon the exercise of outstanding warrants that currently are exercisable by our executive officers, (ii) 483,720 shares of restricted stock subject to vesting that are beneficially owned by our directors and executive officers, and (iii) 7,500 shares of common stock issuable upon the exercise of options held by our directors and executive officers. Does not include any shares held by Mr. Broome or Ms. Hayano because they are no longer a director or an executive officer of the Company.

(10) Includes 941,171 shares of common stock issuable upon the exercise of warrants held by Big Rich International, Ltd., a limited partnership organized under the laws of the British Virgin Islands ("Big Rich"). Xiaoli Duan is the general partner of Big Rich and as such may be deemed to be the beneficial owner of such shares.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

On November 10, 2005, an independent investigator retained by the Company's Audit Committee learned that an entity controlled by Mark D. Woodburn, former director and former President of the Company, and Terry L. LaCore, former Chief Executive Officer of NHT Global U.S. and former director of the Company, had received payments from an independent distributor of the Company's products from 2001 through August 2005. The Company believes that Messrs. Woodburn and LaCore received from such distributor a total of approximately $1.4 million and $1.1 million, respectively. The Company believes that the fees paid by the Company to the distributor were not in excess of the amounts due under the Company's regular distributor compensation plan.

Approximately $2.4 million of the funds paid by the distributor to Messrs. Woodburn and LaCore were paid at the direction of Messrs. Woodburn and LaCore to an entity that is partially owned by Mr. Woodburn's father and Randall A. Mason, the Chairman of the Company's Board of Directors and former Chairman of the Company's Audit Committee. The funds were subsequently paid to an entity controlled by Messrs. Woodburn and LaCore at their direction. Since payments had been directed into an entity that was partially owned by Mr. Mason, he could no longer be considered "independent" in accordance with the Nasdaq Marketplace Rules. Therefore, effective November 11, 2005, Mr. Mason resigned as Chairman and a member of the Company's Audit Committee. After investigation by the Audit Committee, the Board of Directors of the Company concluded that Mr. Mason was unaware that these payments were directed by Messrs. Woodburn and LaCore to an entity partially owned by him until uncovered by the Audit Committee's independent investigator on November 10, 2005, and that Mr. Mason was not involved in any misconduct and received no pecuniary benefit from the payments made by the independent distributor. Subsequently, on March 28, 2006, the Board of Directors appointed Mr. Mason as its Chairman.

On November 14, 2005, in light of the information learned by the Company's Audit Committee on November 10, 2005, the Company terminated the employment of each of Messrs. Woodburn and LaCore.

On March 23, 2006, an independent investigator retained by the Audit Committee of the Board of Directors confirmed that affiliates of immediate family members of Mr. Woodburn have owned since 1998, and continued to own on March 23, 2006, equity interests in Aloe Commodities ("Aloe"), the largest manufacturer of the Company and the supplier of the *Skindulgence®* Line and *LaVie*™ products, representing approximately 5% of the outstanding shares of Aloe. The Company paid Aloe and certain of its affiliates approximately $3.6 million and $1.8 million during 2006 and 2007, respectively. At December 31, 2007, approximately $84,000 was due to Aloe and certain of its affiliates.

On February 10, 2006, the Company entered into an escrow agreement (the "Escrow Agreement") with Messrs. Woodburn and LaCore, the LaCore and Woodburn Partnership, an affiliate of Messrs. Woodburn and LaCore, and Krage and Janvey LLP, as escrow agent (the "Agent"). Pursuant to the Escrow Agreement, (i) the Company issued and deposited with the Agent stock certificates in the name of the Agent representing an aggregate of 1,081,066 shares of the Company's common stock (the "Escrowed Shares") and (ii) Messrs. Woodburn and LaCore deposited with the Agent $1,206,000 in cash (the "Cash Deposit"). The Escrowed Shares were the shares of common stock issuable upon the cashless exercise of stock options issued in 2001 and 2002 to Mr. LaCore and the LaCore and Woodburn Partnership for 1,200,000 shares of common stock exercisable at $1.00 and $1.10 per share. The number of Escrow Shares was based upon the closing price of the Company's common stock on February 9, 2006 of $10.14 and the surrender of 118,934 option shares as payment of the aggregate exercise price of $1,206,000.

The Escrowed Shares were issued to the Agent upon receipt from the Agent of an irrevocable proxy to the Company to vote the Escrowed Shares on matters presented at meetings of stockholders or written consents executed in lieu thereof. The parties also agreed that the Agent would hold the Escrowed Shares and the Cash Deposit until it received (i) joint written instructions from the Company, Messrs. Woodburn and LaCore, or (ii) a final non-appealable order from a court of competent jurisdiction.

On October 31, 2006, the Company, Messrs. Woodburn and LaCore entered into several agreements (collectively, the "Settlement Agreements"), pursuant to which they resolved certain pending disputes among the parties relating to, among other things, payments to Messrs. Woodburn and LaCore from one of the Company's distributors, as follows:

(a) Under the main Settlement Agreement, (i) Messrs. Woodburn and LaCore made a non-recourse promise to repay the Company $2.5 million (the "Payment Amount") no later than October 31, 2008, (ii) the Company agreed to release the Cash Deposit to Mr. LaCore and the Escrowed Shares to Messrs. Woodburn and LaCore (subject to the pledge described below), (iii) Mr. LaCore agreed to provide the Company with assistance for up to 10 hours per month with respect to network marketing, compensation plan adjustments and strategic planning assistance during the one-year period ending October 31, 2007, (iv) Messrs. Woodburn and LaCore agreed to certain restrictions on their activities, and (v) the parties agreed to enter into the other Settlement Agreements described below.

(b) Messrs. Woodburn and LaCore signed a Non-Recourse Promissory Note (the "Note") to pay the Payment Amount plus interest at the rate of 6% per annum, secured by a pledge of the released Escrow Shares. At any time, Messrs. LaCore and Woodburn may elect to repay all or part of the Note by delivering a number of Pledged Shares based upon the Fair Market Value (as defined in the Note) of such shares. The Company may also elect at any time to have all or part of the Note repaid by requiring the surrender of a number of Pledged Shares having a Fair Market Value equal to the repayment amount. In no event shall Messrs. LaCore and/or Woodburn be obligated to repay an amount due under the Note in excess of the Fair Market Value of the Pledged Shares.

(c) The Company and Mr. Woodburn entered into a Consulting Agreement, pursuant to which Mr. Woodburn agreed for a one-year period to assist the Company as a consultant with general administration, accounting, finance and strategic planning. Mr. Woodburn will be paid $17,000 per month plus reimbursement of bona fide business expenses approved in advance in writing by the Company. If Mr. Woodburn is terminated without Cause (as defined in the Consulting Agreement), he will be entitled to continue to receive his monthly retainer fee for the remainder of the term, unless he breaches the terms of his Restricted Activity Agreement (described below) or otherwise engages in a Competitive Activity (as defined in the Restricted Activity Agreement). Mr. Woodburn is permitted to engage in certain consulting activities for third parties that will not constitute Cause under the Consulting Agreement.

(d) The Company and Messrs. LaCore and Woodburn entered into a Voting Agreement covering all shares of Company capital stock beneficially owned by them or shares acquired by them during the three year period ending October 31, 2009. All of such shares shall be voted by the Company's Board of Directors, or such third party that is reasonably acceptable to each of the Company, Messrs. LaCore and Woodburn.

(e) Each of Messrs. LaCore and Woodburn signed a Restricted Activity and Proprietary Rights Assignment Agreements, pursuant to which they each agreed to keep confidential or competitively sensitive information confidential and to disclose and assign to the Company any Work Product (as defined in the agreements). During the one year period ending October 31, 2007, Mr. LaCore agreed not to directly or indirectly (i) recruit or solicit any company personnel or independent distributors, or (ii) perform any services for any independent distributor of the Company (the "Covenant Not to Interfere"). During the term of his Consulting Agreement with the Company and continuing through the one year period following the receipt of his last monthly consulting fee or severance payment, Mr. Woodburn has also agreed to the Covenant Not to Interfere. In addition, except for Permitted Consulting Arrangements (as hereinafter defined), during the one year period ending on October 31, 2007, Mr. Woodburn has agreed not engage in any activity which competes with any substantial aspect or part of the Company's business (or any affiliate thereof). "Permitted Consulting Arrangements" means any consulting or similar arrangement or agreement between Woodburn and any third party so long as Woodburn delivers to the Company not less than 10 business days prior to the commencement of service a written notice that describes the terms and conditions of the proposed consulting arrangement.

(f) The Company, Messrs. LaCore and Woodburn entered into an Indemnification Agreement, pursuant to which each of Messrs. LaCore and Woodburn agreed as to his individual conduct to indemnify and hold harmless the Company and its affiliates for his conduct except for (i) Specified Conduct (as defined), and (ii) conduct for which Messrs. LaCore or Woodburn, as the case may be, is entitled to indemnification from the Company under the Company's certificate of incorporation, by-laws and Delaware law.

(g) The Company executed a limited release in favor of Messrs. LaCore and Woodburn with respect to all charges, claims, causes of action and demands related to their (i) directing, accepting, or permitting payments to or from certain positions in the Company's distributor "tree" from January 1, 2001 through the date of the release, (ii) any related party transactions relating or pertaining to Messrs. LaCore or Woodburn that were previously disclosed in the Company's public filings, and (iii) any disclosures made or omitted, if any, relating or pertaining to any of the foregoing conduct (collectively, the "Specified Conduct").

(h) Messrs. LaCore and Woodburn executed a general release in favor of the Company and its affiliates, including present and former stockholders, officers, directors, shareholders, employees, and representatives with respect to all charges, claims, causes of action and demands of any nature, known or unknown, which Messrs. LaCore or Woodburn had or may have in the future, except with respect to the Company's obligations under the Settlement Agreements.

In connection with the execution of the Settlement Agreements, the Company, Mr. LaCore, Mr. Woodburn, and the Escrow Agent terminated the Escrow Agreement.

On March 21, 2007, the Company entered into a temporary week-to-week agreement with Mr. LaCore to administer certain distributor positions at the top of the Company's distribution network "tree" and commissions accrued and payable to those positions for periods beginning on and after February 12, 2007. These are the same positions held by the distributor that indirectly made the payments to Messrs. Woodburn and LaCore that were discovered by the Audit Committee's independent investigator on November 10, 2005 (as previously disclosed). Under the temporary agreement, Mr. LaCore was expected to provide certain master distributor services and provide leadership and support to the Company's other distributors, all of whom are "down-lines" of the positions temporarily administered by Mr. LaCore. In return, the Company agreed to pay the commissions generated by these positions under the Company's distributor compensation plan to Mr. LaCore, who in turn agreed to pay some or all of the commissions to other distributors' downline. The amount of gross commissions paid to Mr. LaCore for temporary administration of these positions during 2007 was $741,000. The Company terminated the week-to-week agreement with Mr. LaCore on October 26, 2007.

On August 30, 2007, the Company accepted the surrender of 642,611 shares of the Company's common stock by Messrs. Woodburn and LaCore in payment of the principal and accrued interest on the Note. As provided in the Note, the value of the surrendered shares for purposes of determining the credit to be given against the principal and interest accrued on the Note was equal to the average of the closing prices for the 20 consecutive trading days preceding the date the shares were tendered for surrender.

Affirmative Determinations of Director Independence

The Board of Directors has adopted the requirements in Nasdaq Marketplace Rule 4200(a)(15) as its standard in determining the "independence" of members of its Board of Directors. The Board of Directors has determined that each of the following individuals, who served as a director of the Company during all or a portion of 2007, qualifies as an "independent director" under these standards:

Anthony B. Martino
Terrence M. Morris
Colin J. O'Brien
Sir Brian Wolfson
Stefan W. Zuckut

Messrs. Morris and O'Brien resigned as directors in February 2007, Sir Brian Wolfson passed away in May 2007, Mr. Zuckut was elected as a director in May 2007 and Mr. Martino resigned as a director in October 2007. Messrs. Mason and Zuckut are the only current members of the Board of Directors of the Company, and Messrs. Mason and Zuckut each serve as members of the Company's Audit Committee and Compensation Committee. Mr. Zuckut is currently the Chairman and only member of the Nominating Committee.

As described above under "—Certain Relationships and Related Transactions," between 2001 and 2005 approximately $2.4 million was paid by an independent distributor of the Company at the direction of Mark D. Woodburn and Terry L. LaCore (both of whom are former officers and directors of the Company) to an entity in which Mr. Mason is a minority shareholder. The funds were subsequently paid to an entity controlled by Messrs. Woodburn and LaCore at their direction. After an investigation by the Audit Committee, the Board of Directors of the Company concluded that Mr. Mason was unaware that these payments were directed by Messrs. Woodburn and LaCore to an entity that was partially owned by him until uncovered by the Audit Committee's independent investigator, and that Mr. Mason was not involved in any misconduct and received no pecuniary benefit from the payments made by the independent distributor. Further, the Board of Directors determined that neither Mr. Mason's relationship with the entity that received funds from the independent distributor nor any other relationship would interfere with his exercise of independent judgment in carrying out the responsibilities of a director of the Company. Therefore, Mr. Mason could also be considered an "independent director" under the Nasdaq Marketplace Rules, but for the fact that within the last three years the aforementioned payments were directed to an entity that is partially owned by him. Mr. Mason does qualify as an "independent director" under Rule 10A-3 and as a "non-employee director" under Rule 16b-3, as such rules are promulgated under the Securities Exchange Act of 1934, as amended.

All members of the Audit Committee and Compensation Committee must be "independent," as defined under the Nasdaq Marketplace Rules, provided that each such committee may include one director who is not independent if such director meets specified criteria and if the Board of Directors "under exceptional and limited circumstances" determines that such director's membership on such committee is required by the best interests of the Company and its stockholders. On March 15, 2007, the Company's Board of Directors determined that exceptional and limited circumstances existed and that it was in the best interests of the Company and its stockholders to appoint Mr. Mason to the Audit Committee and the Compensation Committee until one or more independent directors have been elected to the Board of Directors, and qualified and appointed to the Audit Committee and the Compensation Committee, but in no event longer than two years from his appointment to these committees.

In making its determination, the Board of Directors took into consideration the following: Mr. Mason was unaware that the payments in question were being made until an independent investigator commissioned by the Audit Committee chaired by Mr. Mason discovered the payments on November 10, 2006; the payments to the entity in which Mr. Mason owns a minority interest were immediately stopped upon their discovery and Messrs. Woodburn and LaCore were terminated as officers and directors of the Company; and Mr. Mason did not personally benefit from the payments in question. The Board of Directors also considered the experience that Mr. Mason brings as the chief executive officer of his own business and his knowledge of the Company and the industry. The Board of Directors also took into account the time it may take to identify and qualify suitable candidates for election as independent directors, as well as the immediate need of the Company to have a fully functioning Audit Committee and Compensation Committee.

The Nasdaq Marketplace Rules require that a majority of the members of the Company's Board of Directors qualify as "independent directors" and that the Audit Committee and Compensation Committee must each be wholly comprised of independent directors (unless each of such committees is comprised of at least three members, in which case a committee can include a director that is not independent under the "exceptional and limited circumstances" exception referenced above). The Company is not currently in compliance with these requirements, but the Nasdaq Stock Market has granted to the Company a cure period permitting it to regain compliance with the foregoing requirements by the earlier of the Company's next annual stockholders meeting or October 19, 2008. The Company intends to regain compliance within this cure period.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company changed its independent registered public accounting firm as of September 7, 2006 from BDO Seidman, LLP to Lane Gorman Trubitt, L.L.P. ("Lane Gorman"). Lane Gorman served as the Company's principal accounting firm during each of the years ended December 31, 2006 and 2007. Fees billed in connection with services rendered for the years ended December 31, 2006 and 2007 are as follows:

	2006	2007
Audit fees	$352,700	$379,108
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$352,700	$379,108

In 2006 and 2007, audit fees include fees for professional services rendered for the audit, filing of Registration Statements on Form S-8 and Form S-3, and quarterly reviews of the Company's financial statements for the applicable fiscal year.

Pre-Approval Policy for Audit and Non-Audit Services

Consistent with the Audit Committee's responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. All audit and permitted non-audit services performed by Lane Gorman during 2006 and 2007 were pre-approved.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The exhibits listed on the accompanying Exhibit Index are filed as a part of, and are incorporated by reference into, this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURAL HEALTH TRENDS CORP.

Date: April 29, 2008

/s/ Chris T. Sharng
Chris T. Sharng
President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chris T. Sharng Chris T. Sharng	President (Principal Executive Officer)	April 29, 2008
/s/ Timothy S. Davidson Timothy S. Davidson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2008
* Randall A. Mason	Chairman of the Board and Director	April 29, 2008
* Stefan W. Zuckut	Director	April 29, 2008
* By: /s/ Chris T. Sharng Chris T. Sharng, Attorney-in-Fact	Director	April 29, 2008

EXHIBIT INDEX
(Pursuant to Item 601 of Regulation S-K)

Exhibit Number	Exhibit Description
3.1	Certificate of Incorporation of Natural Health Trends Corp. (incorporated by reference to Exhibit 3.01 to Current Report on Form 8-K filed on July 12, 2005).
3.2	Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on May 9, 2007).
3.3	By-Laws of Natural Health Trends Corp. (incorporated by reference to Exhibit 3.02 to Current Report on Form 8-K filed on July 12, 2005).
4.1	Specimen Certificate for shares of common stock, $.001 par value per share, of Natural Health Trends Corp. (incorporated by reference to Exhibit 4.01 to Annual Report on Form 10-K filed on May 8, 2006).
10.1	Form of Common Stock Purchase Warrant issued in October 2004 Private Placement (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed on November 12, 2004).
10.2	Form of Stock and Warrant Purchase Agreement (U.S. Purchaser) dated May 4, 2007 between the Company and certain Purchasers (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 9, 2007).
10.3	Form of Stock and Warrant Purchase Agreement (Non-U.S. Purchaser) dated May 4, 2007 between the Company and certain Purchasers (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on May 9, 2007).
10.4	Form of Warrant to Purchase Shares of Common Stock of the Company, dated May 4, 2007 and issued to certain Purchasers (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on May 9, 2007).
10.5	Securities Purchase Agreement dated October 19, 2007 between the Company and certain Purchasers (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on October 22, 2007).
10.6	Form of Registration Rights Agreement signed by the Company and the Purchasers named in the Securities Purchase Agreement dated October 19, 2007 between the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on October 22, 2007).
10.7	Form of Variable Rate Convertible Debenture issued to the Purchasers named in the Securities Purchase Agreement dated October 19, 2007 between the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on October 22, 2007).
10.8	Form of Seven Year and One Year Warrants to Purchase Shares of Common Stock of the Company issued by the Company to the Purchasers named in the Securities Purchase Agreement dated October 19, 2007 between the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on October 22, 2007).
10.9	Settlement agreement dated as of October 31, 2006, by and among Terry LaCore, Mark D. Woodburn and Natural Health Trends Corp. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 1, 2006).
10.10	Indemnification agreement effective as of October 31, 2006 by and among Natural Health Trends Corp., Terry LaCore and Mark D. Woodburn (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on November 1, 2006).
10.11	Voting agreement, dated as of October 31, 2006, by and among Natural Health Trends Corp., Terry L. LaCore and Mark D. Woodburn (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on November 1, 2006).
10.12	Stockholders Agreement, dated as of March 31, 2004, by and among the Company, John Cavanaugh, Terry LaCore and Jason Landry (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on April 15, 2004).
10.13	Lease by and between CLP Properties Texas, LLP and Natural Health Trends Corp. dated as of June 18, 2005 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 24, 2005).
10.14	Agreement dated December 21, 2005 between Natural Health Trends Corp. and KGC Networks Pte Ltd. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on December 28, 2005).
+10.15	2002 Stock Plan, as amended (incorporated by reference to Appendix C to Definitive Proxy Statement filed on April 27, 2005).
+10.16	Form of Notice of Grant of Stock Option Agreement under the Company's 2002 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 1, 2005).
+10.17	2007 Annual Incentive Plan (incorporated by reference to Appendix A to Definitive Proxy Statement filed on October 20, 2006).
+10.18	2007 Equity Incentive Plan (incorporated by reference to Appendix B to Definitive Proxy Statement filed on October 20, 2006).
+10.19	Form of Notice of Restricted Stock Grant and Restricted Stock Agreement under the Company's 2007 Equity Incentive

Plan (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on May 11, 2007).

+10.20 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Chris Sharng, dated April 23, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 26, 2007).

+10.21 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Timothy S. Davidson dated April 23, 2007 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on April 26, 2007).

+10.22 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Gary C. Wallace dated April 23, 2007 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on April 26, 2007).

+10.23 Employment letter agreement dated as of December 8, 2006 between Natural Health Trends Corp. and John Cavanaugh (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 13, 2006).

+10.24 Non-competition and proprietary rights assignment agreement dated as of December 8, 2006 between Natural Health Trends Corp. and John Cavanaugh (incorporated by reference to Exhibit 10.2to Current Report on Form 8-K filed on December 13, 2006).

+10.25 Form of Indemnification Agreement dated December 13, 2005, between Natural Health Trends Corp. and each of its directors (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 13, 2005).

+10.26 Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Curtis Broome dated April 23, 2007 (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on April 26, 2007).

+10.27 Employment letter agreement dated as of July 31, 2006 between Natural Health Trends Corp. and Stephanie Hayano (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 3, 2006).

+10.28 Non-competition and proprietary rights assignment agreement dated as of July 31, 2006 between Natural Health Trends Corp. and Stephanie Hayano (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on August 3, 2006).

+10.29 Severance Agreement dated as of February 21, 2007 between Natural Health Trends Corp. and Stephanie Hayano (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on February 26, 2007).

+10.30 Letter agreement dated as of March 1, 2006 between Natural Health Trends Corp. and Robert H. Hesse (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on March 16, 2006).

+10.31 Founder Compensation Agreement by and among Lexxus International, Inc., Natural Health Trends Corp., Rodney Sullivan and Pam Sullivan, Michael Bray, and Jeff Provost (incorporated by reference to exhibit to Annual Report on Form 10-KSB filed on April 16, 2002).

+10.32 Amendment No. 1 to Founder Compensation Agreement by and among Lexxus International, Inc., Natural Health Trends Corp., Rodney Sullivan and Pam Sullivan, Michael Bray, and Jeff Provost (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K filed on March 31, 2005).

14.1 Worldwide Code of Business Conduct, as revised (incorporated by reference to Exhibit 14.1 to Annual Report on Form 10-K filed on March 28, 2007).

14.2 Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.2 to Annual Report on Form 10-K filed on March 31, 2005).

21.1 Subsidiaries of the Company (previously filed with Annual Report on Form 10-K filed on March 31, 2008).

23.1 Consent of Lane Gorman Trubitt, L.L.P. (previously filed with Annual Report on Form 10-K filed on March 31, 2008).

24.1 Power of Attorney (previously filed with Annual Report on Form 10-K filed on March 31, 2008).

31.1 Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (filed herewith).

31.2 Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (filed herewith).

32.1 Certification of the Principal Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed with Annual Report on Form 10-K filed on March 31, 2008).

32.2 Certification of the Principal Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed with Annual Report on Form 10-K filed on March 31, 2008).

+ Management contract or compensatory plan

EXHIBIT 31.1

CERTIFICATION

I, Chris T. Sharng, certify that:

1. I have reviewed this Amendment No. 1 on Form 10-K/A of Natural Health Trends Corp.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 29, 2008

/s/ Chris T. Sharng
Chris T. Sharng
President
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Timothy S. Davidson, certify that:

1. I have reviewed this Amendment No. 1 on Form 10-K/A of Natural Health Trends Corp.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 29, 2008

/s/ Timothy S. Davidson
Timothy S. Davidson
Chief Financial Officer
(Principal Financial Officer)

WWW.NATURALHEALTHTRENDSCORP.COM



NATURAL HEALTH TRENDS CORP.

2050 DIPLOMAT DRIVE
DALLAS, TEXAS 75234 USA

NASDAQ GLOBAL MARKET
TRADING SYMBOL: BHIP

END